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MICROFICHE CONTROL LABEL

REGISTRANT'S NAME The Laird Group PLC

*CURRENT ADDRESS 100 Pall Mall

London SW1Y 5NQ

UK

**FORMER NAME

**NEW ADDRESS

PROCESSED

SEP 28 2007

THOMSON FINANCIAL

FILE NO. 82- 35719

FISCAL YEAR 12/31/06

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DAT : 9/26/07

The Laird Group PLC

Annual Report and Accounts 2006



Financial highlights

	2006 £m	2005 £m	
Revenue			
- Continuing operations	**608.3**	490.3	**+24%**
- Discontinued operations	**–**	18.4	
	608.3	508.7	**+20%**
Underlying profit before tax(i)	**73.3**	55.1	**+33%**
Profit before tax from continuing operations	**66.4**	34.3	**+94%**
Trading cash flow	**50.9**	34.0	**+50%**
Net borrowings	**109.1**	148.1	
Shareholders' funds	**408.7**	284.3	
	p/share*	p/share*	
Underlying earnings(i)	**31.7**	27.3	**+16%**
Basic earnings from continuing operations	**26.5**	15.1	**+75%**
Dividend	**10.3**	9.56	**+8%**

(i) Laird uses underlying results as key performance indicators. Underlying profit before tax and underlying earnings per share are stated before exceptional items, the amortisation of acquired intangible assets, deferred tax on acquired intangible assets and goodwill, the gain or loss on disposal of businesses and the impact arising from the fair valuing of financial instruments. The narrative that follows is based on underlying operating profit, underlying profit before tax and underlying earnings per share, as the directors believe that these provide a more consistent measure of operating performance.

* The average number of shares in issue was 189.2 million in 2006 and 157.9 million in 2005. The 2005 earnings and dividend per share have been adjusted for the bonus element of the 4 for 17 Rights Issue in 2006.

The Annual Report and Accounts for the year ended 31 December 2006 contains the Directors' report on pages 2-38.

Chairman's statement



Nigel Keen

Overview
Laird today is a higher growth, increasingly profitable company which remains driven by the overriding objective of creating and growing shareholder value. 2006 saw an acceleration of the momentum Laird has established in recent years. Further progress has been made against our strategic objectives of focusing on higher growth markets, obtaining a competitive edge through technology and customer service, allied to a well established and expanding low cost manufacturing base.

Delivery of Profitable Growth
2006 saw further good progress made by the Group. We strengthened and developed both our market leading divisions, Laird Technologies and Laird Security Systems, during the year and have again delivered positive organic revenue growth together with good growth in underlying profits and earnings. Group underlying profits before tax were £73.3 million in 2006, up 33% on the £55.1 million reported in 2005. Earnings per share on a similar basis were 31.7 pence, up 16% on the 27.3 pence in 2005.

Continuing Dividend Growth
The Board's dividend policy is to increase returns to shareholders progressively over time, reflecting both the underlying profitability of the Group and the cash requirements of the business. The Board is recommending a final dividend of 6.95 pence per share, payable to shareholders in respect of their shareholdings recorded on the register as at 25 May 2007, subject to approval at the 2007 Annual General Meeting. This represents a total dividend for the year of 10.3 pence per share, compared with 9.56 pence per share for 2005 (restated for the bonus element of the Rights Issue), and represents an increase year-on-year of 8%.

Board Development
Geoff Drabble, an Executive Director of The Laird Group and Managing Director of Laird Security Systems, left the Group at the end of September to become Chief Executive of another UK public company.

The Board made two appointments in 2006; Professor Michael Kelly joined as a non-executive director on 1 July 2006 and later in the year Sir Christopher Hum, KCMG, was also appointed a non-executive director. With these two appointments, the Board is well equipped to oversee the Group's continued growth and development.

Sir Geoffrey Owen and John McDowall, OBE, both retired as non-executive directors at the end of the year. John McDowall has been succeeded as Senior Independent non-executive director by Anthony Reading, MBE. As Chairman, I would like to thank Geoffrey and John for their valuable service over many years and their extensive contribution both to the Board and to the development of The Laird Group.

Our Employees
2006's achievements would not have been possible were it not for the hard work and determination of our 11,500 strong international team. Their loyal commitment and enthusiasm is an extremely valuable asset in realising the Group's strategy and continuing its successful growth, and to each of them I extend the Board's wholehearted thanks.

Corporate Social Responsibility
The Board recognises the need for Group businesses to behave ethically and responsibly in the different locations and environments in which they operate and the Board is, therefore, committed to a programme of continuous improvement in all areas of its corporate responsibility. 2006 was another year of progress in our overall performance in the areas of health, safety and environmental stewardship. The Group successfully completed its programme of ISO 14001 accreditation for all manufacturing businesses, with the exception of certain recent acquisitions, which are targeted to achieve accreditation during 2007. In addition, ten ISO 14001 accredited manufacturing sites successfully integrated the British Standards Occupational health and safety specification, OHSAS 18001, providing an integrated Health, Safety & Environmental management system. The Group aims to complete this integration across the remaining ISO 14001 registered sites in 2007. A review of the Group's policies and performance in this key area is to be found in the Corporate Social Responsibility section of this Report.

Maintaining the Momentum of the Group
Laird had another excellent year in 2006, again delivering good growth in revenue and underlying profit. The strategic decisions which were made to continue to focus the Group, together with the investments that have been made to strengthen and develop it and to broaden its product and market spread, have again allowed Laird to progress strongly. We will continue to implement this strategy, and we are confident that Laird will make further good progress in 2007.

Chief Executive's review



Peter Hill

Strategy
Over recent years Laird has been transformed from a diversified industrial conglomerate into a higher growth, increasingly profitable company. We have established a successful strategy of focusing on high growth markets, obtaining a competitive edge through technology and customer service allied to a well established, and still expanding, low cost manufacturing base in East Asia, India, Mexico and Central Europe. We operate in specialist markets that provide opportunities for growth, with a global reach that provides advantages compared to many of our more regional or local competitors. We have expanded, and intend to continue to expand, our technology, market access, product offering and geographic spread, both organically and through acquisitions, as lower growth businesses have been divested. The Laird strategy is one driven by the overarching objective of creating and growing shareholder value.

Delivery of Profitable Growth
Group revenue in 2006 was £608.3 million, up 24% on the £490.3 million of continuing revenue in 2005, with organic revenue growth for the Group, one of our key performance indicators ("KPIs"), of 11%.

Underlying profit before tax was a record £73.3 million in 2006, 33% higher than the £55.1 million in 2005, with the increase coming entirely from Laird Technologies. The Group's underlying operating profit margin in the year, another of our KPIs, increased to 13.7%, from 12.9% in 2005 as a result of organic growth, a greater proportion of manufacturing from low cost countries and the portfolio repositioning.

Profit before tax from continuing operations after exceptional items, the amortisation of acquired intangibles, the gain or loss on disposal of businesses and the fair valuing of financial instruments, in 2006 was £66.4 million, up 94% on the £34.3 million in 2005.

Underlying earnings per share in 2006 were 31.7 pence, up 16% on the 27.3 pence in 2005 (which have been restated for the bonus element of the 4 for 17 Rights Issue in the first half of 2006). Underlying earnings per share growth, another of our KPIs, was 16%.

There were no exceptional costs incurred in the year (2005, £15.5 million).

Net borrowings at the year end were £109.1 million (2005, £148.1 million), representing 27% of shareholders' funds. Interest cover for the year was 8.4 times. There was a trading cash inflow in the year of £50.9 million (2005, £34.0 million), before a net cash outflow on acquisitions and disposals in the year of £122.1 million (2005, £29.1 million). The Rights Issue, announced on 16 March 2006, raised approximately £118 million.

Investing for Growth
We have established a strong track record of achieving organic growth and successfully finding and integrating acquisitions. We invest for organic growth primarily through new product development, plant capacity expansions and new production equipment. In 2006, our own-funded expenditure on research and development was £20.9 million, predominantly in Laird Technologies, an increase of 31% over 2005. Research and development expenditure in 2006 as a percentage of sales for Laird Technologies, another of our KPIs, was 5%. Capital expenditure in 2006 was £22.9 million, an increase of 34% over 2005, and £10.4 million in excess of depreciation. We believe that it is important to maintain or grow this organic growth investment, as one of the foundations of our success.

Acquisitions form a key part of our strategy. Acquisitions are made to allow us to expand our technology, market access, product offering and geographic spread. The acquisitions we have made have not only contributed significantly to the successful growth we have achieved over recent years in revenues and underlying profits, but have also been value adding: of the seventeen acquisitions we have made between 2001 and 2005, the aggregate return on invested capital in 2005, taking account of the effects of integrating the acquired businesses, is estimated to be 15%, well in excess of our pre-tax cost of capital. For the Group as a whole in 2006, return on capital employed, another of our KPIs, was 16.9%, up from 15.6% in 2005.

In the first half of 2006 we undertook a 4 for 17 Rights Issue to raise approximately £118 million net of expenses, to help fund our continuing investment for growth. In 2006 we made six acquisitions, with an aggregate spend, including deferred elements, of approximately £110 million. So far in 2007 we have made a further three acquisitions, with an aggregate spend of £82 million: details of these acquisitions are given in the sections on Laird Technologies and Laird Security Systems later in this Report.

Maintaining Progress
Laird has again made strong progress in 2006, growing revenues and underlying profit. The Group will continue to be developed strategically, and is well positioned to make further progress in 2007.



Laird Technologies






正常生产







The Path to Growth

Strategic Development
Laird Technologies is a leader in the design and supply of customised performance critical products for wireless and other advanced electronics applications. From its origins as a supplier of electromagnetic interference ("EMI") shielding products, in which field it grew to become the global market leader, Laird Technologies has been developed into a broad based business operating in specialist high growth markets, with an extensive range of proprietary and complementary products.

As well as being the global market leader in EMI shielding, Laird Technologies is now also the global leader in cellular antennae, and holds strong positions in a wide range of other markets, including mobile and infrastructure wireless antennae, thermal interface materials and thermoelectric coolers, mechanical actuation devices, power products, signal integrity components and complete radio modules and systems.

Laird Technologies supplies components and systems to the global electronics industries, including cellular handsets, telecommunications infrastructure, voice and data communications, asset tracking, satellite radio and information technology sectors, and also supplies the automotive, aerospace and defence, consumer electronics, medical and industrial markets. Laird Technologies now employs 9,000 people in 35 facilities in 14 countries, including over 400 engineers and technologists. It has 390 patents issued with a further 340 pending.

Strong growth in revenues and profits
In markets that remained buoyant in 2006, Laird Technologies benefited particularly from the strong demand for its EMI shielding and antennae products for the cellular handset market, as well as for its products sold into the telecommunications infrastructure, wireless antennae, notebook PC and plasma display panel markets.

Revenue grew by some 43% in the year to £370.6 million, compared with £259.4 million in 2005, driven by a combination of organic revenue growth of 23% together with the effects of the acquisitions of Antenex, RecepTec, Supercool and Steward.

Underlying operating profit grew by some 47%, to £55.4 million, compared with £37.7 million in 2005, as a result of the organic revenue growth, the benefits of acquisitions and the increased levels of production from lower cost countries. Operating margins again increased, to 15%.

Underlying market growth maintained
The largest market for our products in 2006 was cellular handsets, accounting for some 47% of revenues. We supply a range of antennae and EMI shielding products to the major global OEMs, including Nokia, Motorola, Sony Ericsson and LG. Our first combination products, of EMI shielding and antennae, and EMI shielding and thermal interface materials, were shipped during the year. The worldwide cellular handset market experienced another year of strong growth, driven by emerging markets' demand, increasing functionality, and style. Industry commentators believe that global unit handset shipments increased by over 20% compared with 2005, to nearly 1 billion units.

Laird Technologies saw continuing growth in the IT, telecommunications infrastructure and data transfer markets during the year, to Cisco and Huawei in particular, benefiting the sales of our EMI shielding, thermal interface and wireless antennae products. Our sales into the server and networking equipment markets remained buoyant, as well as into the notebook PC market where global unit shipments were estimated by industry commentators to be up some 25% compared with 2005. These markets accounted for some 23% of 2006 revenues.

Demand for our products, particularly satellite radio antennae from the major OEM automotive manufacturers, grew in 2006, with new programmes also being awarded. We continue to develop new products, are devoting greater effort to the satellite radio consumer electronics market, and are starting to benefit from a new focus on intelligent transportation systems. This segment accounted for some 11% of 2006 revenues.

In our other markets (including industrial, services, military and security, consumer and medical), we were successful in obtaining design wins into plasma display panels for Samsung, Panasonic and Hitachi, for manufacture in our plants in China, Central Europe and North America. Thermoelectric cooler sales, into the






The Laird



industrial, aerospace and medical markets, grew strongly, as did sales of our wide range of communications antennae into the security, industrial, and voice and data transfer markets.

Laird Technologies' percentage of total revenue from its top five customers was 53%.

Benefits of strategic acquisitions

Laird Technologies made four acquisitions in 2006. In March we acquired US-based Antenex, Inc., a leading rapid response supplier of wireless communications antennae for a variety of voice and data transmission applications, for £9.7 million.

In March we also acquired RecepTec LLC for £54.7 million. RecepTec is a leader in the design, testing and supply of satellite digital radio, global positioning system and other specialist communications antennae to the North American and European automotive markets. With its wide range of other vehicular antennae products including FM/AM and Digital Audio Radio, Bluetooth and cellular, RecepTec has broadened Laird Technologies' antennae portfolio for telematics applications.

In December, we acquired Steward, Inc. for £26.8 million. Steward, which has manufacturing facilities in Hermosillo, Mexico and Shunde, China, is an international leader in the field of ferrite-based products designed to ensure signal integrity in electronic cable and board level applications, and will form the nucleus of our focus on the Signal Integrity Products market.

We also acquired Coolab AB in December for £8.9 million. Coolab, which trades under the Supercool brand, is a leading designer, manufacturer and supplier of thermoelectric modules and cooling systems for a wide variety of end use markets. From its operations in Sweden and California, USA, Supercool provides additional technology, market access and resources with which Laird Technologies will develop the next generation of thermal management products and solutions required by customers.

We have continued to invest in Laird Technologies through acquisitions in 2007. In January we acquired AeroComm, Inc. for £19.1 million. AeroComm is forming the core of Laird Technologies' focus on the high growth market in embedded wireless communications solutions. AeroComm's unique and proprietary RF modules provide wireless communications in applications that previously communicated by cables and, combined with Laird Technologies' antennae, shielding and signal integrity products, will allow the development of a full wireless systems capability.

In late February 2007 we acquired M2sys Co. Limited, for a cash consideration of £17.0 million, and Cushcraft, Inc., for £45.9 million. South Korea-based M2sys designs and manufactures custom products that enable mechanical actuation of handheld devices while maintaining electrical integrity and performance. M2sys joins Laird Technologies' growing handheld products business and enables us to offer integrated designs and convergence of functions and components in future OEM electronic applications.

US-based Cushcraft designs and manufactures advanced communications antennae and accessory products to provide highly engineered customised RF solutions for OEM light infrastructure applications in a variety of communications markets including WLAN, WiMax and RFID. Cushcraft will be integrated into Laird Technologies' Wireless Infrastructure Antennae business and will provide the combined customer base with the broad range of products needed to transmit and receive signals over an increasing spread of wireless protocols.





Operational and geographic development
Asia continues to be of increasing importance to Laird Technologies, both as a growing market and as a low cost manufacturing base, and now also as a design and development centre. In 2006, 52% of Laird Technologies' revenue by destination was from Asia (2005, 50%) and 61% of revenue by origin (2005, 56%). At the end of 2006, Laird Technologies had approximately 9,000 employees, of whom 75% were in Asia, the majority in China.

In China, we opened three new plants in April: a new 35,000 square metre facility for EMI shielding and thermal products in Shenzhen; a new 23,000 square metre facility in Beijing for the design, testing and production of wireless handset antennae, and a new expanded facility in Tianjin, to support the growth in the production of shielding products for the wireless handset market, as well as that of thermal and electrically conductive elastomer products and materials. A new, expanded facility in Shanghai, to support the increased output of board level shields for the wireless handset market, is expected to become operational in April 2007.

Elsewhere in Asia, our antennae design and assembly operations in Penang, Malaysia were relocated to larger premises in early 2007, with production of shielding and thermal products also being added to better support our customers in that region. In 2006 we established antennae design, testing and assembly in Korea, initially serving Pantech/Curitel and LG.

In Europe, our UK and French facilities have been rationalised, our plants in the Czech Republic and Hungary reached record levels of production, and in Sweden we established a multi-product design and development centre to serve cellular handset customers including Nokia, Sony Ericsson and Sagem.

In mid 2006 we established our first facility in Mexico, initially for antennae assembly. We expect to relocate to larger premises in 2007 and to initiate production there of a number of our other product lines.

In late 2006 we secured government approval for the construction of a new facility in Chennai, India, with groundbreaking in the first quarter of 2007, and with production scheduled to commence by year end. This production capacity, together with the associated design and application engineering which will be added, will enhance significantly our proximity and support to the increasing number of our key customers who are themselves establishing operations in this fast growing electronics market.

Technical development
During 2006 Laird Technologies continued to expand and develop its technology capabilities. New EMI shielding products included "EcoGreen™", a fabric over foam product for plasma display panels, Recyclable Clean Copper™ fingerstock products for use in telecommunications and data transfer equipment and high flow "MaxAir™" shielded ventilation panels for military and telecommunications applications.

In antennae, new integrated antennae modules, including software controlled antennae were developed, to cope with the increasingly complex demands for multiple applications. Other new antennae products included "NanoAnt™", a very small directional antennae for a wide variety of wireless applications, "Phantom Elite®" indoor and outdoor mobile antennae for use in public safety, utility vehicle and WiFi applications, a ceramic antenna for handheld and data devices that come equipped with Bluetooth WLAN and GPS capabilities, and "Ultrasphere™", named "Product of the year" by Electronics Products magazine, a miniature, low profile multi-band omni-directional in-building wireless antenna.




Laird

We also launched a wideband mobile antenna for use in public safety and other communications applications, providing US government agencies with a single antenna with interoperability capability to exchange voice and data transmissions across multiple frequencies in the event of an emergency. An update of "Mercury™", a GPS antenna with tri-band functionality, was also introduced, combining voice, data and locations communications for fleet tracking, theft protection and self-diagnostic systems. The first integrated module combining a cellular antenna and EMI board level shield was rolled out with Nokia, and a new antenna developed for the Microsoft Xbox gaming console.

A number of new thermal interface products were also developed, including specialist thermally conductive greases, the "T-Gard™" high performance insulator, and the first board level shield with an integrated thermal interface pad for 3G applications for Motorola. A breakthrough was achieved with the development and commercialisation of our new thermoelectric cooler embedded in Dell's XPS desktop computer.

Extending global leadership
Laird Technologies had another very successful year in 2006. It now possesses a unique combination of products and solutions covering a wide range of applications. Its ability to "bundle" products and exploit their technology convergence both differentiates Laird Technologies from many of its competitors and creates added value for customers. Its focus on increasing the content and "value-add" of its products, in customers' devices and applications, provides both revenue growth for Laird Technologies and supply chain simplification for its customers.
Its global footprint and its well established and still expanding low cost manufacturing base gives Laird Technologies the ability to best serve its main global OEM customers at competitive prices. As we focus increasingly on providing complete systems and solutions we believe that Laird Technologies is well placed to continue to extend further its global leadership positions.





Support and Innovation

Laird Security Systems

Innovative home improvement solutions
Laird Security Systems is a leader in the design, development, manufacture and distribution of innovative products and solutions. These aim to improve performance and thermal efficiency, and enhance protection and security, for homes and buildings within the UK and USA residential building and home improvement markets. Its wide range of products includes window and door hardware, composite doors, conservatories, windows, uPVC products and weather stripping seals.

In recent years the product range has been broadened and the business strengthened. Laird Security Systems sources an increasing proportion of its hardware products from its well established supply base in China, both from its own manufacturing facilities and from its partner suppliers.

Benefits of broad market spread
Laird Security Systems' markets were mixed in 2006. In the UK the overall housing market improved somewhat during the second half of the year after a weaker first half, as did the renovation market, although the retail markets for our windows and conservatories remained weak. The UK social housing market, where Laird Security Systems is a major supplier of composite doors, continued its long term growth trend. Overall, Laird Security Systems' total UK revenues returned to positive organic growth in the second half of 2006, compared with the second half of 2005.

In the USA, the new build residential housing market suffered its well publicised downturn during the year, and this accelerated in the second half. In contrast, the replacement and renovation market showed greater stability. Total US revenues for Laird Security Systems, after positive organic growth in the first half of the year, showed a small organic decline in the second half of 2006 compared with the second half of 2005.

Against this backdrop, Laird Security Systems demonstrated its resilience and delivered a very respectable performance in 2006, with revenue up 3% to £237.7 million in the year (2005, £230.9 million). Organic revenue growth was slightly negative for Laird Security Systems as a whole, with a year-on-year organic decline of 4% in the UK and 3% in the USA.

UK revenue from continuing businesses in 2006 was approximately £125 million. Of this, 34% represented window hardware, 21% composite doors, 24% door hardware, 17% windows and conservatories and 3% seals.

US revenue in 2006 was approximately £108 million. Of this, 53% represented window hardware, 15% seals, 14% door hardware and 17% uPVC extrusions.

Laird Security Systems was broadly able to maintain underlying profits despite its mixed markets and the increases in commodity prices. Underlying operating profits for 2006 were £27.8 million, compared with £28.1 million in 2005. Operating margin in 2006 was 12%.

Commodity prices remained volatile overall. Through carefully managing the relationship between input and output pricing, Laird Security Systems was able to contain fully the adverse effect of higher commodity prices in the year.

Portfolio repositioning
In March 2006 Laird Security Systems enhanced its growing position in the US building products market with the acquisition of Bandlock Corporation in California for £10.4 million. Bandlock, a supplier of an extensive range of PVC extrusions, supplements Security Systems' existing extrusion business in the central US, while enhancing its critical mass on the West Coast.

March also saw the acquisition of Balance UK, for £3.3 million. Balance supplies a range of heavy duty window balances used in the manufacture of vertically sliding windows for a growing niche segment of the UK market. These heavy duty balances also provide the potential for Laird Security Systems to enter the commercial window market, and fill its remaining product gap in the US, allowing it to participate in the replacement of traditional windows with heavier, hurricane-proof ones along the eastern US seaboard.

Operational and geographic development
In Laird Security Systems' UK window hardware and components businesses, a headcount reduction of 75 took place in the first half of 2006,





following a reduction of some 300, or 35% of the combined total, in 2005. Both of these actions benefited the 2006 results. Emphasis has now been switched to product development and new account targeting, with benefits expected in 2007 and 2008. At Laird Lifestyle Products, manufacturing operations were consolidated further, to improve efficiencies and allow a greater emphasis on marketing and product positioning.

In the UK composite door business, the three sites resulting from acquisitions in this sector were consolidated into two in the first quarter of 2006, with a capacity expansion at one of the two facilities being completed at the end of the first quarter of 2006. These actions, together with Laird Security Systems' technical capabilities and broad product range, should position the UK business to maintain its return to growth.

In the USA, the window hardware, door hardware, weather seals and uPVC extrusions businesses all had a good first half, with each product line showing organic growth. Although the revenues from these businesses declined year-on-year in the second half, action was swiftly taken to protect operating margins, with personnel reductions of 135 or 12% of the total.

The long term outlook for the US window and door market remains positive, driven by favourable demographics, job creation and mobility, and expected sustainable economic growth. The replacement cycle lags considerably that of the UK, implying long term growth in that sector. Although market conditions are now more competitive, Laird Security Systems expects to benefit from new product introductions, its industry leading levels of customer service, and market share gains both directly and through the continuing consolidation of its customer base.

Sales of products manufactured in Asia by Laird Security Systems or its partner suppliers grew by over 40% in 2006, on top of an increase of 15% in 2005. 30% of Laird Security Systems' hardware sales in 2006 were sourced from Asia, compared with 22% in 2005. Its own facilities in Ningbo, China, were expanded during the year, while sourcing from partner suppliers also grew; these suppliers are integrated into Laird Security Systems' supply chain, which provides them with engineering expertise, specialised investment and quality control.

Innovation
Laird Security Systems maintained its focus on product innovation and development, and continued to develop its intellectual property portfolio. There were benefits in 2006 from the Springback sealing product range introduced during 2005, innovative new window balance designs, and an increasing range of multipoint locks. A new door seal product has been developed for the US market, as has its first ever range of casement window hardware, a significant US market segment where Laird Security Systems currently has minimal sales. In the UK, the composite doors business will be launching a new glass-reinforced-plastic faced door in 2007, replacing its current product with one which has lower production costs but with a higher specification. Laird Security Systems continues with its product innovation and new designs, both to differentiate itself from its competitors and to provide enhanced functionality for its customers.

Laird Security Systems is targeting its product development to take advantage of three macro trends which it sees emerging over the next few years. The first is more demanding construction standards in North America, to reduce hurricane damage. The second is higher security allied to ease of use, including electronic access controls, which is seen to be particularly applicable as demographic trends move towards an increasingly ageing population. The third is the expected trend towards even greater insulation and thermal efficiency, as governments and consumers adjust to higher energy prices.

Development of the strategy
Laird Security Systems has continued to provide innovative local solutions to its customers allied to what are believed to be industry leading service levels on a global basis, underpinned by the ongoing expansion of the low cost engineering and manufacturing capability in Asia. Although the year-on-year market decline in 2007 in the US may not be fully offset by the better conditions expected in the UK, within the division there is now a much broader presence in a range of markets, products and sales channels, which should provide considerable resilience during 2007.



Jonathan Silver

Revenue

Total revenue increased from £508.7 million to £608.3 million in 2006. Revenue from continuing operations increased by 24%. There was no revenue from discontinued operations in 2006.

Revenue from discontinued operations in 2005 was £18.4 million; Permacell Finesse was divested in September 2005.

Organic growth from continuing operations was 11% and is measured by restating 2006 revenue at 2005 exchange rates and comparing it to revenue in 2005 after including revenue in 2005 for the acquired businesses in the equivalent period not in our ownership. On this basis, revenue from acquired businesses was £58.0 million in 2006 (2005, £107.0 million).

Profit before tax

Profit before tax, from continuing operations, was £66.4 million (2005, £34.3 million). The profit from discontinued operations was £0.5 million (2005, loss £5.1 million).

Underlying profit before tax in the year was £73.3 million (2005, £55.1 million). Underlying profit is defined as profit before tax, exceptional items, amortisation of acquired intangible assets, the gain or loss on sale of businesses and the impact arising from the fair valuing of financial instruments, as set out in note 14.

There were no exceptional costs in 2006 (2005, £15.5 million). Integration of the acquisitions completed at the end of 2006 together with those completed so far in 2007, are likely to result in some exceptional costs in 2007.

Finance costs

Finance costs, excluding a fair value adjustment gain of £0.2 million (2005, loss of £1.1 million) were £9.9 million compared to the £10.5 million in 2005. Interest cover was 8.4 times, well above the minimum of 2.5 required by the lending group's principal loan agreement covenants.

Taxation

The underlying tax charge on underlying profit before tax is equivalent to an average tax rate of 18.1% and is marginally higher than the 17.3% for 2005. Profits in the USA are subject to a relatively low charge and should remain so for many years in part due to tax deductions for amortised goodwill resulting from acquisitions. A growing proportion of profits are also from jurisdictions with low tax rates or with tax incentives. An analysis of the total tax charge is given in note 11.

Underlying Earnings

Underlying profit before tax was 33% up on 2005 and underlying earnings per share were up by 16% (note 14) with more shares in issue in 2006 following the 4 for 17 Rights Issue completed in April 2006. Underlying earnings are based on underlying profit less underlying tax and exclude deferred tax on acquired intangible assets and goodwill.

Cash flow

There was a healthy trading cash flow surplus of £50.9 million in the year.

Analysis of cash flow

	£m
Operating profit – continuing	83.2
– discontinued	–
Depreciation/asset disposal gain (£0.3 million)	12.5
Other non cash	(0.9)
	94.8
Increase in working capital*	(11.3)
Capital expenditure less disposals (£3.4 million)	(19.5)
Finance costs	(9.7)
Taxation	(3.4)
Trading cash flow surplus	50.9
Dividends	(19.4)
Net cost of acquisitions and disposals	(122.1)
Exceptional costs	(0.5)
Pension contributions above the normal level	(2.2)
Share issues	117.8
Exchange translation movement	14.5
Reduction in net borrowings	39.0

* after adjusting for outflows on exceptional items of £0.5 million in 2006.

There was a rise in working capital due in part to higher levels of activity but also due to an increasing proportion of the Group's revenues generated in Asia where terms of payment are longer.

Capital expenditure of £22.9 million was £10.4 million in excess of depreciation largely due to expansions in capacity to meet demand, with much of the excess occurring in Asia, and in particular in new plants supplying products to the Group's customers in China.

Cash tax payments were lower than the tax charge due largely to tax repayments in respect of previous years. Trading cash flow was 61% of operating profit before interest and tax.

Overall, there was a £39.0 million reduction in net borrowings as the trading cash surplus together with the proceeds from the rights issue more than offset dividend payments and the net spend on acquisitions and disposals. Net borrowings were also lower as a result of translation movements of £14.5 million on foreign currency loans, largely due to those denominated in US dollars.

Net borrowings and debt facilities
Net borrowings at the end of December 2006 were £109.1 million, 26% of shareholders' funds. Taking into account the acquisitions, net borrowings were 0.9 times earnings before interest, tax, depreciation and amortisation, 25% of the maximum permitted of 3.5 times by the Group's principal loan covenants.

In August 2006, the Group extended the term of its 5 year bilateral revolving credit facilities of £195 million from August 2010 to August 2011. These facilities, together with the Group's US dollar private placement facilities which generally expire between 2008 and 2016, provide the Group with committed facilities totalling £291 million.

Currency
The Group's revenue and profits are affected by currency movements on translating overseas revenue and profits into sterling for reporting purposes. The actual translation effects on cross border transactions which involve the sale of goods or services in currencies foreign to a Group entity are not that significant taking into account that a number of currencies are pegged to the US dollar.

The average exchange rates during the year for the US dollar were 1.85 (2005, 1.82), 1.47 for the Euro (2005, 1.46) and 14.70 for the RMB (2005, 14.90). Average exchange rates in 2006 were not significantly different to 2005 so there was little impact on profits.

Although average exchange rates were little different year on year, the difference in year end exchange rates between 2005 and 2006 for the US dollar and the RMB was more marked with the closing rate for the US dollar in 2006 at 1.96 (2005, 1.72) and for the RMB 15.28 (2005, 13.85). The majority of the Group's assets are held overseas and these are hedged in part by foreign currency loans.

Due regard is given to the adequacy of the capitalisation levels of foreign subsidiaries and tax considerations in order to obtain relief for interest charges. The translation impact of exchange rate movements at the end of 2006 compared with the end of 2005 reduced shareholders' funds by £30.6 million.

Pensions
The Group's defined benefit pension schemes' deficit has fallen from £16.4 million at the beginning of the year to £10.9 million at the end of the year.

£2.2 million of the increase in asset values was due to additional contributions above the charge to the income statement. There was a change in the assumptions used to calculate liabilities; the bond rate used to discount liabilities was marginally higher at 5.1% than 4.75% in 2005 which together with changes in legislation allowing greater tax free cash lump sums to be taken in lieu of pension, have reduced liabilities by £6.9 million. These changes have been offset in part by an increase in the inflation assumption and an assumption that mortality will improve which together add £3.7 million to liabilities.

Shareholders' Funds
Shareholders' funds at the 2006 year end were £408.7 million (2005, £284.3 million). The principal movements were profit attributable to equity shareholders of £50.7 million (2005, £20.2 million) to which must be added an actuarial reduction in the net pension liabilities of £4.2 million the net proceeds from share issues of £118.5 million and deducted exchange losses on translation of overseas assets and net investment hedges of £30.6 million and dividends paid of £19.4 million.

Return on Capital Employed
Return on capital employed (profit before interest and tax over shareholders' funds plus net borrowings) increased to 16.9% compared to 15.6% in 2005.

Board of Directors



Nigel Keen
Chairman. MA, FCA. Aged 60. Appointed a non-executive director in 1993 and Chairman in 2000. Chairman of the Nominations Committee and a member of the Remuneration Committee. Chairman of Axis-Shield plc, Oxford Instruments plc and Deltex Medical Group plc.



Peter Hill
Chief Executive. BSc, MBA, Chartered Engineer. Aged 54. Appointed Managing Director in 2001 and Chief Executive in 2002. Previously held senior management positions with Invensys plc and BTR plc. Non-executive director of Meggitt plc and an Independent Board Member of United Kingdom Trade & Investment.



Anthony Reading, MBE
Non-executive director. FCA. Aged 63. Appointed in 2004. Senior independent non-executive director. Chairman of the Remuneration Committee and a member of the Nominations Committee. Also a member of the Audit Committee with effect from 31 December 2006. Previously an executive director of Tomkins plc, and earlier held senior management positions with BTR plc. Non-executive director of George Wimpey Plc, Spectris plc and e2v technologies plc.



Professor Michael Kelly
Non-executive director. FRS, FREng, BSc, MSc, PhD, ScD. Aged 57. Appointed 1 July 2006. A member of the Remuneration Committee. Currently Prince Philip Professor of Technology at the University of Cambridge, and part-time Chief Scientific Advisor to the Department for Communities and Local Government. Formerly Cambridge Executive Director for the Cambridge-MIT Institute, and previously Head of the School of Electronics, Computing and Mathematics at the University of Surrey.



Jonathan Silver
Finance Director. BA, CA. Aged 49. Joined Laird in 1986 and appointed to the Board as Finance Director in 1994. Previously Group Treasurer and Corporate Development Manager.



Martin Rapp
Executive Director. BS, MS, MBA. Aged 46. Joined Laird in 1996 as General Manager of the Group's EMI shielding business, becoming President of APM, Inc in 1997. Appointed Chief Executive of Laird Technologies, Inc in 2001. Appointed a director in January 2005. Previously held management positions with Monsanto. Non-executive director of Kionix, Inc. US citizen.



Andrew Robb
Non-executive director. FCMA. Aged 64. Appointed in 2004. Chairman of the Audit Committee and a member of the Remuneration Committee. Previously Finance Director of Pilkington plc and P&O Steam Navigation Co. Non-executive director and Chairman of the Audit Committee of Corus Group plc, Kesa Electricals plc and PayPoint plc and non-executive director of Northgate Information Solutions plc.



Dr William Spivey
Non-executive director. BS, MS, PhD. Aged 60. Appointed in 2002. A member of the Remuneration Committee and also a member of the Audit Committee with effect from 31 December 2006. Formerly President and CEO of Luminent, Inc., having previously held senior management positions with AT&T Corporation and Lucent Technologies. Non-executive director of the Raytheon Company, Novellus Systems, Lyondell Chemical, ADC Telecommunications and Cascade Microtech Inc. US citizen.



Sir Christopher Hum, KCMG
Non-executive director. MA. Aged 61. Appointed 1 December 2006. A member of the Remuneration and Nominations Committees. Master of Gonville and Caius College, Cambridge. H M Diplomatic Service, retired. Formerly H M Ambassador to the People's Republic of China, having previously served as H M Ambassador, Warsaw, as Assistant Under Secretary of State for North Asia and the Pacific, and earlier as Head of the Hong Kong Department of the Foreign and Commonwealth Office.

Directors' report
for the year ended 31 December 2006

The Laird Group Public Limited Company is a holding company. The principal activities of its subsidiary undertakings ("subsidiaries") during the year were the design, manufacture and supply of products and services to the electronics and residential building industries. The Chairman's statement, Chief Executive's review and Finance Director's report should be read in conjunction with this report. An analysis of revenue, profit, assets and liabilities by segment is shown in note 3 on pages 51 and 52.

Business review
A review of the development and performance of the Group during the year, and its position at the year end, is given in the Chairman's statement on page 2, the Chief Executive's review on page 3, the Finance Director's report on pages 18 to 19, the divisional reports on pages 6 to 17, and note 14 to the financial statements. Information on environmental matters is contained in the Corporate social responsibility report on pages 29 to 31. These pages, and the Key Performance Indicators contained therein, are incorporated into this report by reference. Definitions of the KPIs contained in the Business Review are given on page 101.

Risks and uncertainties
The management and control of risks within the Group is embedded with long established basic operating procedures. These procedures comprise a range of measures including Group Operating Rules, monthly reporting, internal and external audits, the Risk Management Group, self assessment and continuous monitoring by Group and divisional management.

The Group operates globally in varied markets and the principal risks and uncertainties that are or may be faced by the Group are set out below. In addition, information on the Laird Risk Management Group ("RMG") is given on page 28.

Overall growth and demand for products
The overall demand for products is influenced by the level of customers' commercial activity, which in turn is affected by the general economic climate, market conditions and consumer confidence generally. This demand can be volatile and is dependent on a number of factors including the macroeconomic climate, the rate of change in the regulatory environment and in industry consolidation, the adoption of new technologies and customer spending patterns.

Laird's markets are highly competitive and the Group must be able to respond to technological change
The Group operates in market sectors which are characterised by a high level of competition between suppliers, and which are driven by technological change. The Group must continue to respond promptly and effectively to technological change and customers' and competitors' innovations in order to be successful.

The markets for some products are characterised by continual technological development and innovation, often involving joint collaboration and close working relationships with customers around the world. This requires Laird to put together multi-national, multi-functional teams which are essential to the development of new products in high growth markets.

The ability of the Group to meet the demands of the market and to compete effectively is, to a large extent, dependent on the skills, experience and performance of its employees and their relationships with customers.

Political, economic and regulatory factors
Having a global reach does involve certain risks for the Group. The Group is exposed to political risk and to the effects of possible terrorist action and natural catastrophe. Changes in regulatory requirements, tariffs and other trade barriers, price or exchange controls, composition or changes in taxation or other governmental policies could limit its operations and make the repatriation of profits difficult. In addition, the uncertainty of the legal environment in some regions could limit the Group's ability to enforce its rights.

Dependence on a small number of large customers
The loss of a major contract or customer could adversely affect the Group's financial condition and prospects. It may also have wider profit and cash flow implications if Laird has sited its manufacturing plants in close proximity to theirs.

Reliance on a limited number of suppliers
The Group's ability to deliver according to market demands depends in large part on obtaining timely and adequate supplies of components and raw materials on competitive terms and in line with product quality and safety standards. Failure could interrupt its product supply, limit sales and increase costs, as well as affecting the Group's reputation and brand value.

Exposure to increases in the prices of commodities and raw materials
The raw materials used in the business include commodities such as copper and beryllium copper, steel, aluminium and zinc. These commodities experience price volatility caused by changes in supply and demand, market fluctuations and governmental attitudes.

Loss of key management or personnel
The Group is highly reliant on the continued services of its senior management, including Executive Directors, and other key personnel, who have skills critical to the continued successful operation of the business. Failure to retain such individuals, or to attract and retain strong management and technical staff in the future, could have an adverse affect upon the business and the results of its operations.

Financial risks
The Group is subject to various financial and fiscal risks by virtue of its global operations and customer base. Further information on Taxation, Currency Exposures and Credit Risk are given in notes 10 and 28 to the financial statements. Information on the Group's defined benefit pension schemes is given in note 36 to the financial statements.

Post balance sheet events

On 24 January 2007, the Group announced the acquisition of AeroComm Inc., a privately held business, for a cash consideration of $38.0 million (£19.2 million) on a debt free basis.

On 26 February 2007, the Group announced the acquisition of Cushcraft, Inc., a privately held business for a cash consideration of $89.75 million (£45.9 million) on a debt free basis, and the acquisition of M2sys Co., Ltd, a privately held business, for a cash consideration of KRW 31.2 billion (£17.0 million) on a debt free basis.

Results and dividend

The Group profit for the year after taxation was £50.7 million (2005, £20.2 million). Underlying profit before tax was £73.3 million (2005, £55.1 million) and is analysed in note 14 on page 59. The recommended final dividend is 6.95p per ordinary share to be paid on 22 June 2007 to ordinary shareholders registered as members of the company at the close of business on 25 May 2007, making a total dividend for the year of 10.3p per ordinary share.

Share Capital

Allotment of new shares and exercise of options

In the year to 31 December 2006 the issued share capital was increased by the issue of 38,394,169 ordinary shares. 37,602,512 ordinary shares were issued following the Rights Issue on 16 March 2006. 323,667 ordinary shares were issued on 28 April 2006 as the final release of escrow shares arising from the acquisition of Centurion Wireless Technologies Inc. in October 2004. 467,990 ordinary shares were issued following the exercise of options under the Company's 1994 and 2003 executive share options schemes. Details of share capital and options outstanding as at 31 December 2006 are shown in note 29 on page 75.

Authority to purchase own shares

At the Annual General Meeting held on 12 May 2006 a Special Resolution was passed to authorise the company to make purchases of up to 10% of its ordinary shares on the London Stock Exchange. As at 16 March 2007 no shares have been purchased.

Directors

Re-election of directors

The directors as shown on pages 20 and 21 were all directors throughout the year to 31 December 2006, with the exception of Professor Michael Kelly who was appointed on 1 July 2006, Sir Christopher Hum who was appointed on 1 December 2006, and Mr G Drabble who resigned as a director on 30 September 2006. Sir Geoffrey Owen and Mr J B McDowell resigned as directors on 31 December 2006.

Professor Kelly and Sir Christopher having been appointed since the last Annual General Meeting will retire in accordance with Article 140 and offer themselves for re-election at the Annual General Meeting. In accordance with the Combined Code on Corporate Governance which requires any non-executive director serving longer than nine years on the Board to be subject to annual re-election, Mr N J Keen will offer himself for re-election at the Annual General Meeting. Mr Keen fulfilled the criteria for independence as set out in the Combined Code at the time of his appointment and the Board is satisfied that Mr Keen remains free from any relationship with the executive management of the Company which could materially interfere with the exercise of his independent judgement. The Board believes that Mr Keen makes a valuable contribution to the Group. During his Chairmanship, Mr Keen has overseen the restructuring of The Laird Group PLC and the strengthening and development of the Board. The Board wishes him to continue as Chairman because of his wide experience of business, particularly in the high technology area and his long-standing financial experience. Dr W R Spivey and Mr J C Silver will retire by rotation and, being eligible, will offer themselves for re-election. Dr Spivey was appointed to the Board in 2002. His North American expertise together with his knowledge of the electronics sector is invaluable to the Board. None of the non-executive directors offering themselves for re-election has a service contract with the Company or any of its subsidiaries. Mr Silver has a service contract with the Company which is terminable on twelve months notice.

Directors' interests

No director had, in the year to 31 December 2006, a material interest in any third party contract of significance with the Company or any of its subsidiaries. Directors' shareholdings at 31 December 2006 are shown below. These interests were unchanged at 16 March 2007. Details of share options are shown in the Directors' remuneration report on pages 35 and 36.

	Ordinary Shares Shareholding	
	31.12.06	1.1.06*
N J Keen	**132,669**	107,400
P J Hill	**148,235**	120,000
J C Silver	**169,852**	137,500
M L Rapp	**45,352**	27,000
A J Reading	**12,352**	10,000
A M Robb	**14,822**	6,000
Dr W R Spivey	**6,176**	5,000
Professor M J Kelly*	**1,000**	–
Sir Christopher Hum*	**1,000**	–

* or date of appointment if later

Employment policy
The Group is organised on a decentralised basis with directors of subsidiary companies responsible for developing employment policies appropriate to the size, organisation and location of their businesses. Various methods are used through the Group as appropriate in each location for tracking morale, motivation, retention rates and training, which are reported regularly to local management teams.

The Group is committed to providing equal opportunities in terms of recruitment, training and career development for all employees, including those with disabilities. Subsidiaries are encouraged to make all employees aware of the financial and economic factors affecting the performance of their companies.

A copy of the Group's Employment policy statement is available on the Company's website.

Employee participation
The Board recognises that the success of the business relies on the skill and dedication of its employees and therefore encourages two-way communication. Operating subsidiaries encourage consultation at local level and performance and development reviews reinforce the link between business goals, an employee's contribution and his/her remuneration. An employee newsletter is circulated to all Group employees electronically and includes information on key events within the Group, charity and community involvement and employee achievements.

Corporate social responsibility
In recognition that the Group's businesses and its activities involve a wide community of stakeholders including investors, employees, customers, suppliers and local communities, the Board reviews the significance of social, environmental and ethical matters which may affect the Group. A Corporate social responsibility report providing further detail can be found on pages 29 to 31.

Health and safety at work
The Group is committed to providing a safe working environment for its employees and continuous improvement is sought by the setting of objectives and targets based on relevant national and international health and safety standards and monitoring performance against these. In addition the Group maintains a proactive communications strategy amongst all employees to promote and develop good health and safety practices. Further information is shown in the Corporate social responsibility report on pages 29 to 31.

Research and development
In recognition of the importance of investing in research and development programmes to foster product innovation and manufacturing improvements in the Group, expenditure in 2006 on research and development amounted to £20.9 million (2005, £16.0 million), of which £3.8 million has been capitalised (2005, £2.6 million). Laird Technologies continues to develop its technology capabilities, with research and development expenditure during the year running at 5% of sales (2005, 6%).

Basis of preparation of the accounts
As set out in the statement of directors' responsibilities on page 39, the accounts have been prepared on a going concern basis. A statement on going concern relating to a business requires judgement at a point in time about future events which by their nature are inherently uncertain. The directors have a reasonable expectation that the Company and the Group have adequate resources to continue in operational existence for the foreseeable future. For this reason, they continue to adopt the going concern basis in preparing the accounts.

Financial assets and liabilities
An analysis of Group debt is given in note 22 to the financial statements. An analysis of financial instruments at carrying value and fair value is given in note 28 to the financial statements. Financial instruments and related disclosures together with a discussion of derivative financial instruments and disclosure about market risk are in accordance with IAS 32.

Supplier payment policy
The Group requires its subsidiaries to negotiate clear and satisfactory arrangements for the payment of suppliers, as part of the overall terms and conditions of the supply, and to make payment accordingly. At the year end there were 53 days of purchases outstanding for the Group's UK subsidiaries (2005, 53 days).

Directors' Indemnities
As permitted by the Companies Act 1985, the Company has indemnified the directors in respect of proceedings brought by third parties, covering both legal costs and the financial costs of any adverse judgement.

In 2005 two of the Laird Group's final salary pension schemes were merged and the trustees of the schemes, including Mr Keen who is Chairman of the trustees of one of the schemes merged, received an indemnity from the Company against any claim or other liability arising out of or in connection with the pension schemes and their agreement to the merger.

Auditors
It is recommended that Ernst & Young LLP be reappointed as auditors.

Shareholders
At 31 December 2006 there were 4,024 shareholders.

Substantial equity interests
With effect from 20 January 2007, section 198 of the Companies Act 1985, which required the notification of interests in shares, was replaced by the Disclosure and Transparency Rules ("DTRs") issued by the Financial Services Authority, whereby notifications relate to control over exercising voting rights attached to shares. Categories of notifiable interests include direct interests (holdings of shares with voting rights attached), indirect interests (those with access to voting rights) and financial instruments (which give the holder the formal entitlement to acquire shares with voting rights attached). Notification must be made of each category, and also the aggregate of combined holdings, which exceed or fall below the notifiable threshold. The requirements of the DTRs specify that notifications of holdings of over 3% only have to be made when a full percentage point increase or decrease occurs. The Company has only one class of shares, and does not hold treasury shares, so the total number of voting rights under the DTRs is equivalent to the number of shares in issue.

Pursuant to the requirements of the DTRs, as at 16 March 2007, the Company had received the notifications of control of 3% or more over the Company's total voting rights and capital in issue as set out below.

	Number of Shares	Percentage of voting rights
Standard Life Group plc	27,740,137	14.00%
Aviva Plc and its subsidiaries	15,961,296	8.05%
Fidelity International Limited and its subsidiaries	14,248,615	7.18%
Schroders plc and its subsidiaries	10,506,934	5.30%

Charitable donations
In the year to 31 December 2006, the Group gave £15,000 for charitable purposes (2005, £49,000).

Disclosure of information to the Auditors
As at the date of this report, as far as each director is aware, there is no relevant audit information of which the Company's auditors are unaware. Each director has taken such steps as he should have taken as a director in order to make himself aware of any relevant audit information and to establish that the Company's auditors are aware of that information.

By Order of the Board
D J L HUDSON
Secretary
16 March 2007

Registered office
100 Pall Mall, London SW1Y 5NQ
Registered in England No. 55513

Corporate governance report
for the year to 31 December 2006

The Board considered that during the year ended 31 December 2006 the Company was in compliance with all of the provisions of section 1 (Companies) of the Combined Code on Corporate Governance.

The Board

The responsibilities and objectives of the Board

The Board is appointed by the shareholders who are the owners of the Company. The Board's principal responsibility is to act in the best interests of the shareholders as a whole within the legal framework of the Companies Act 1985. The Board establishes the aims and objectives for the Company, approves the strategic direction and plans and the operating budgets proposed by the Chief Executive, and monitors performance against them. The Board is also responsible for identifying, evaluating and managing the key risks faced by the Company, for exercising proper and appropriate corporate governance, for establishing and ensuring the effectiveness of the Company's systems of internal control and reviewing management performance. Through the Chief Executive, the Board has regard to the necessary financial and human resources required to meet the Company's objectives.

The composition of the Board

The composition of the Board is outlined on pages 20 and 21. The Board comprises an appropriate mix of executive and non-executive directors and is of a size and includes the skills and experience appropriate for the requirements of the business. There is a clear written division of responsibility between the Chairman and the Chief Executive which has been agreed by the Board. Mr Reading is the senior independent non-executive director, having taken over from Mr McDowall who retired on 31 December 2006. The principal role of the senior independent non-executive director is to be available to shareholders if they have concerns which have not been resolved through the normal channels of Chairman or Chief Executive. During the year the major shareholders were offered the opportunity to meet with the senior non-executive director.

All the non-executive directors are considered by the Board to be independent. Nigel Keen, the Chairman, was appointed to the Board as an independent non-executive director in 1993. Mr Keen fulfilled the criteria for independence as set out in the Combined Code at the time of his appointment and the Board is satisfied that Mr Keen remains free from any relationship with the executive management of the Company which could materially interfere with the exercise of his independent judgement. The terms and conditions of appointment of the non-executive directors are available from the Company on request and will be on display at the Annual General Meeting. At the Annual General Meeting every year at least one third of the directors retire from office. Such rotation of directors ensures that directors submit themselves for re-election regularly, and at least every three years.

The operation of the Board

The Board meets at least eight times a year. A schedule of meetings and principal matters to be discussed is normally set out at least twelve months in advance. The Board delegates certain of its responsibilities to Committees which are described below. The Board determines the membership and Chairmanship of the Committees. Minutes of those Committee meetings are circulated to Board Members prior to each Board Meeting. All directors receive Board Papers prior to the Meetings which include detailed financial information and a comprehensive operational overview from the Chief Executive. The Chairman and the non-executive directors meet at least twice a year without the executive directors present and the senior independent director meets at least annually with the non-executive directors without the Chairman present.

There is a schedule of key operational matters reserved for Board approval, including for example significant long term obligations such as capital investments, acquisitions and divestments above certain levels, the raising of new capital and the entering into of loan agreements. The Board delegates the day-to-day management of the business to the Chief Executive.

Communications with shareholders

The Laird Group, within the limits imposed by the Listing Rules, enters into a dialogue with institutional shareholders to develop an understanding of their views and to communicate and explain the Company's objectives. The Chief Executive and Finance Director meet regularly with shareholders and report to the Board following these meetings. The Company's stockbroker periodically contacts shareholders and provides feedback which is reported to the Board. In 2006 a formal survey, on a non-attributable basis, covering twelve of the Company's larger shareholders was commissioned. Following presentations to analysts and major shareholders of the interim and full year results, confidential exit polls are conducted by outside consultants and the results are reported to the Board. The Chairman and the senior independent non-executive director make themselves available for meetings with shareholders.

The Board views the Annual General Meeting as an opportunity to communicate with private investors and institutional shareholders and encourages them to attend. Shareholders are invited to ask questions and are given the opportunity to meet the directors informally after the meeting. The Chairman gives a formal report on the Company's progress at the meeting. The chairmen of the various Board Committees are available to answer questions relating to their areas of responsibility. The number of proxy votes cast for, against or in abstention on the resolutions are reported to the meeting and, following the meeting, they are published on the Company's website. Copies of all the Company's press announcements are posted on the Company's website.

Committees of the Board

The written Terms of Reference of the Committees are available on the Company's website, from the Company on request and will be on display at the Annual General Meeting.

Audit Committee

The Audit Committee is chaired by Mr A M Robb. The other members of the Committee during the year were Mr J B McDowall and Sir Geoffrey Owen who both retired as directors with effect from 31 December 2006, Mr A J Reading and Dr W R Spivey were appointed as members of the Audit Committee in their place. The Board ensures that at least one member has recent and relevant financial experience, currently Mr Robb. The Audit Committee, which meets at least four times a year, is responsible for monitoring the integrity of the financial statements of the Company which are relied upon by the Board. The Committee reviews The Laird Group PLC's financial statements prior to publishing with particular reference to significant financial reporting issues and judgements. The Committee oversees the internal audit function and also has responsibility for reviewing the internal financial controls. It considers the scope and planning of internal and external financial audits and the findings of those audits. The Chairman of the Board, the Chief Executive, the Finance Director and the external auditors are given notice of all meetings and may be invited to attend and speak at any meeting. The Committee considers the appointment and terms of engagement of the external auditor and assesses the independence of the external auditors and reviews the auditors' policy for the rotation of audit partners. The Committee assesses annually the effectiveness of the audit process, including a report on the audit firm's own internal quality control procedures. The Committee also agrees the audit fee and recommends for Board approval a policy for non-audit services so as to ensure that the provision of non-audit services does not impair the external auditors' independence or objectivity. Where there are sound commercial and practical reasons, Ernst & Young LLP provide non-audit services. For example, during the year Ernst & Young LLP provided tax planning and compliance advice, undertook financial due diligence and regulatory compliance work, and undertook work in connection with the Rights Issue Circular to shareholders dated 16 March 2006. Where applicable, competitive quotes are obtained. Details of fees for non-audit work are set out in note 6 on page 53. The Committee recommends to the shareholders, through the Board, the election of the external auditors at the Annual General Meeting and the authority for the fixing of their remuneration. The Committee and the auditors meet formally without any executive directors present at least once a year.

Nominations Committee

The Nominations Committee consists of the Chairman and at least two non-executive directors. It is chaired by Mr N J Keen and comprised Mr A J Reading and Mr J B McDowall during the year. Sir Christopher Hum became a member of the Committee on 31 December 2006, following Mr McDowall's retirement. The Committee, in consultation with the Chief Executive, regularly reviews the structure, size and composition (including the balance of skills, knowledge and experience) required of the Board and makes recommendations to the Board with regard to any changes. At least annually the Committee reviews the performance of the Chief Executive and reports to the Board. It is responsible for nominating, for the approval of the Board, candidates for appointment to the Board having regard to the overall skills balance and composition of the Board. It reviews and advises upon succession planning and takes into account the need to refresh the Board ensuring that changes to the Board's composition can be managed without undue disruption. The Committee is assisted by external search consultancies in identifying suitable candidates.

Remuneration Committee

The Remuneration Committee is chaired by Mr A J Reading. Currently comprising the Chairman, Mr N J Keen, and all the non-executive directors, it met seven times in 2006 and is responsible for recommending to the Board the Company's general policy on remuneration and in particular to determine the remuneration and benefits of the executive directors and the grant of all options and award of shares under the Company's Long Term Incentive Scheme. In accordance with the Terms of Reference of the Remuneration Committee, the Chairman of the Board shall not be the chairman of the Committee. The Remuneration Committee, excluding the Chairman, determines the remuneration of the Chairman and the terms of his appointment. The Board therefore believes the Company complies with the Combined Code recommendation regarding the composition of the Remuneration Committee.

The Chief Executive is given notice of all meetings and, at the request of the Chairman of the Committee, attends the meetings. In normal circumstances, the Chief Executive is consulted on general policy matters and matters concerning the other executive directors and employees. Further details on the Remuneration Committee are to be found in the Directors' remuneration report on page 32.

Administration Committee

The Administration Committee of the Board consists of any two or more directors and deals with items of a routine and administrative nature.

Performance of the Board

During the last twelve months the Board has conducted a self-evaluation assessment of itself and its committees. Following completion of questionnaires by all directors, the Chairman led discussions to consider the Board's "behaviours" and "processes". Certain areas were identified for improvement or action. The Audit, Remuneration and Nominations Committees also considered their own performance and reported to the Board thereon. The performance of individual directors has been considered by the Chairman and Chief Executive in discussion with other non-executive directors. The non-executive directors have considered the performance of the Chairman, taking into account the views of the executive directors. The Chairman and Chief Executive have considered the performance of the executive directors.

Board attendance

The Board had eight meetings during 2006. During the year Mr McDowall was unable to attend two meetings and Mr Reading was unable to attend one meeting. Whenever a director is unable to attend a meeting, the director, if possible, consults with the Chairman prior to the Meeting and is briefed by the Chairman after the Meeting.

Corporate governance report (continued)
for the year to 31 December 2006

There were five Audit Committee meetings during the year, at which there was full attendance. Seven meetings of the Remuneration Committee were held, Mr McDowall and Mr Robb were each unable to attend one meeting. Two meetings of the Nominations Committee were held, at which there was full attendance.

Internal control
The Laird Group PLC is a holding company registered in the UK with businesses located overseas as well as in the UK. These activities are organised as subsidiary companies where the directors and managers of these companies are appointed to manage within the framework established by The Laird Group Board, as well as complying with local statutory and regulatory requirements. Overall responsibility for the Group's systems of internal control and reviewing their effectiveness lies with The Laird Group Board. Primary responsibility for systems of internal control rests with the directors of the subsidiaries. The Group's executive directors are responsible for implementing Group policy and for monitoring the businesses and performance of subsidiary companies and reporting to the Board thereon.

An ongoing process for identifying, evaluating and managing the significant risks faced by the Group is in place and complies with the guidance of the Turnbull Committee on internal control and is regularly reviewed by the Board. This process has been in place for the full financial year and up to the date the accounts were approved by the Board. Acquisitions during that period were subject to due diligence prior to their purchase and are required to adopt the Group's procedures thereafter. The systems of internal control are designed to manage rather than eliminate the risk of failure to achieve business objectives as well as safeguarding the Group's assets. These systems can only provide reasonable but not absolute assurance against material misstatement or loss.

Group operating rules are issued each year to the directors of subsidiary companies setting out their responsibilities and the procedures to be followed to agree their commercial and financial objectives. These rules require approval for specific transactions and call for accurate and relevant financial information to be delivered on a timely basis. The ability to identify risk is enhanced by the timely reporting of management information and the short lines of communication with operating managers.

Subsidiaries submit their budgets annually to the Group's executive directors. As part of this process they are required to identify the key risks and opportunities that their businesses face and set out the strategies they will employ to manage the risks and exploit the opportunities. The issues raised by the subsidiaries are reviewed by the Board. This process is supplemented by papers submitted to the Board by the executive directors throughout the year and by meetings from time to time between the Board and the management of the subsidiaries, some of which take place at the premises of the operating companies. The Chief Executive presents the Group's business objectives which are approved by the Board, and the Board also addresses those risks which affect The Laird Group as a whole. The Board instigates further reports and investigations as it considers necessary.

The Laird Risk Management Group ("RMG"), chaired by an executive director and with members drawn from the Group's businesses, examines all aspects of operational risk within the Group. Mr Rapp chairs the RMG having taken over from Mr Drabble who resigned as a director on 30 September 2006. The RMG, which met four times during the year, reports to the Board. The principal objectives of the RMG are to identify potential risks, physical exposure and business interruption issues associated with each operating company's business and their wider implications for the Group as a whole; to review business continuity planning and emergency response procedures; to develop contingency plans and to oversee the implementation of remedial actions where appropriate; and to continue to develop and ensure the implementation of best risk management practice throughout the Group and review the results of comprehensive self-assessment control reviews by subsidiary management. The RMG also oversees Health, Safety and Environmental issues using external advisers to assist where appropriate. Further details on the RMG are set out in the Corporate social responsibility report on pages 29 to 31.

The Audit Committee reviews The Laird Group PLC's financial statements. It also has responsibility for reviewing the internal financial controls and considers the scope and planning of internal and external audits. It reviews reports on internal financial control including reports by the Finance Director and the results from internal financial audits. As part of their audit, the external auditors, to the extent they consider necessary to support their audit opinion, review and test the systems of internal control and the data contained in the accounts, including an independent and objective review of the approach of management to the reporting of the operating results and financial condition. The auditors have confirmed that, in their opinion, the UK subsidiaries are complying with the Companies Act 1985 requirement to keep proper books and records.

Corporate social responsibility
for the year to 31 December 2006

The Laird Group PLC, its Divisions and businesses ("the Group") involves a wide community of stakeholders, including investors, employees, customers, suppliers and local communities. During the year the Company's membership of the FTSE4Good UK Index, a financial index series that is designed to identify and facilitate investment in companies that meet globally recognised corporate responsibility standards, was renewed.

Product Stewardship
Laird's aim is to improve the quality of life for people around the world through the provision of innovative, value-added products that advance performance and protection across the electronics and the residential and home improvement markets. As a forward-thinking Group, Laird recognises the need to behave as a good corporate citizen and pursue environmentally-conscious design and manufacturing practices, via various strategies including maximising resource productivity and minimising energy intensity.

In keeping with this strategy Laird Technologies is proactively engineering the next generation of EMI shielding technology. In 2006 the business introduced a series of environmentally-friendly, Restriction of Hazardous Substances/RoHS-compliant products for a wide range of applications, for example its Beryllium-free Recyclable Clean Copper™ gaskets alleviate any environmental, safety and segregation concerns associated with the traditional use and recycling of Beryllium-based copper alloys, and its patent-pending EcoGreen™ fabric-over-foam gaskets offer a halogen-free option with uncompromised EMI shielding effectiveness.

Business Ethics
The Laird Group PLC believes that high standards of business ethics are critical in today's business world and therefore places high priority on compliance with all legislative and regulatory requirements, and on the maintenance of high ethical standards, within each of the territories and jurisdictions in which it conducts its business.

The Group commits to conducting itself, and expects all employees to conduct themselves, in an honest, ethical manner in all dealings on its behalf and to behave professionally and with integrity and fairness. The Group applies these same standards to all business dealings with customers, suppliers and other stakeholders.

The Group's policy is that businesses should compete enthusiastically and fairly in the marketplace and must comply with the relevant competition laws of each country in which it operates.

A copy of the Business Ethics and Conduct Policy statement is available on the Company's website or from the Company on request.

Health and Safety
The Group is committed to providing a safe working environment for its employees and the Group maintains a proactive communications strategy amongst all employees to stimulate continuous improvement and promote and develop good health, safety and environmental practices.

The Laird Risk Management Group ("RMG"), chaired by an executive director, currently Mr Rapp, and with members drawn from the Group's businesses examines risks within the operations and in particular oversees health, safety and environmental matters. The RMG, which met four times during 2006, reports to the Board.

During the year comprehensive health, safety and environmental audits were carried out at all recently acquired Group businesses and update audits were conducted at all other major Group facilities. The results of the health, safety and environmental audits and their follow up are monitored by the RMG. Health, safety and environmental training is provided, and reinforced via refresher courses where necessary, to designated employees and focuses on the perceived risk within each business.

Although each business has its own Health and Safety Committee which has representatives from management and employees it is recognised that there are benefits of sharing knowledge within the Group and in the UK a Health and Safety Forum which has representatives from each business met three times during 2006. Issues discussed during the year included new Health & Safety regulations, work related road safety and energy and water conservation.

2006 Health & Safety achievements

- Appointment of a full-time Group Environmental Health & Safety Manager to conduct EHS Risk Audits, produce site improvement action plans/monitor follow up and facilitate the implementation of the ISO 14001 standard and oversee the integration of OHSAS 18001 across 14001 registered sites.
- UK-based ERA Products Limited recorded a 33% year on year reduction in accident rates per 100 employees in 2006.
- Amesbury Textiles in the USA received a Gold Certificate of Safety Achievement from the North Carolina Department of Labor.
- Laird Technologies' Pennsylvania, US facility reduced workplace accidents from .56 per 10,000 hours worked in 2005 to .33 per 10,000 hours worked in 2006.

Data for Group accident rates has historically been captured and monitored on an individual facility basis. However, because of different statutory reporting requirements in the different countries in which the Group operates, the data has not been collated on a Group-wide consistent basis. A uniform reporting requirement has now been established, in addition to the statutory requirements, and aggregate Group accident rates per 100 employees will be provided in the 2007 Annual Report and Accounts.

Corporate social responsibility (continued)
for the year to 31 December 2006

Environmental
The Group is committed to pursuing high standards of environmental performance including the maintenance of safe and healthy working environments.

Detailed policies are developed and implemented by the operating divisions and their subsidiary businesses to reflect their specific trading activities and the associated risks. The Group's minimum requirements are for its businesses to comply with local legislation and to operate continuous improvement programmes, to ensure that efficient use is made of all resources, including energy, water and raw materials, that emissions are restricted to within best practice levels, waste is minimised and accidents are prevented through comprehensive training. 2006 was another year of progress in overall performance in the areas of health, safety and environmental management, as evidenced by the continuation of the Group's ISO 14001 accreditation programme; all of the Group's manufacturing facilities are now accredited, or re-certified to the 2004 version of, the standard, with the exception of certain recent acquisitions, which are targeted to achieve accreditation during 2007. This is in addition to the majority of the Group's main manufacturing facilities being ISO 9000 and ISO 9001 certified. Ten ISO 14001 accredited manufacturing sites successfully integrated the OHSAS 18001 specification, providing an integrated Health, Safety & Environmental management system. The Group aims to complete this integration across the remaining ISO 14001 registered sites in 2007.

The Group undertakes a rolling programme of environmental audits covering all of its manufacturing sites. The formalisation of environmental management systems via the certified Environmental and Health and Safety standards will promote continuous improvement and allow consistent monitoring of energy source reduction, waste treatment and the re-use and reclamation of natural resources. The Group's performance in these areas continued to improve in 2006 with reductions in both greenhouse gas emissions and levels of waste to landfill. Group CO_2 emissions were cut by 20% to 68,565 (total kilograms per £1m of Group sales) and waste to landfill was reduced 16% to 5,261 kilograms (total waste to landfill per £1m of Group sales).

2006 Environmental initiatives

- UK-based Linear Limited achieved a significant reduction in water usage through the implementation of an ISO 14001-driven action plan. Through usage monitoring, the installation of flushing systems and awareness training for employees, the business reduced water usage from 930 cubic metres in 2005 to 309 cubic metres in 2006.
- Amesbury Foam-Tite in Massachusetts, US sought to lessen the environmental impact of its packaging by redesigning the cartons to use less cardboard and include 50% recycled material. The redesign also eliminated the use of staples, thus facilitating recycling by the recipient customer.
- Laird Technologies' facility in Penang, Malaysia realised a cost saving of $56,000 in 2006 through the implementation of a recycling plan for all plastic trays and cartons used on-site.
- Laird Technologies' facility in Shanghai, China commenced an ISO 14001 programme of electricity usage reduction. By following initiatives including usage monitoring, the shutting down of idle equipment, more efficient use of office air-conditioning and raising employee awareness through training and signage, the business realised a cost saving of $29,000.
- Laird Technologies invested more than $300,000 to boost its recycling of process water streams at its Shenzhen, China plant. The new treatment facility will, once fully operational in the third quarter of 2007, increase internal water recycling to 60%, up from the current level of 20%, significantly reducing the plant's need for fresh water and halving its levels of liquid waste.

A copy of the Group's Health, Safety and Environmental Policy statement is available on the Company's website or from the Company on request.

Charitable Donations and Community Affairs
The well-being of the communities in which the Group operates is important to its long term development and success.

During the year the Group gave £15,000 to national and local charities (2005, £49,000). The Group supported a number of large UK charities for example, Guide Dogs for the Blind, Children in Need and When You Wish Upon a Star. The subsidiaries of the Group, many of which are long-established in their communities, support a variety of local initiatives.

In 2006 the Group published two editions of its employee newsletter, *Insight*, which is available to all Group employees via email and intranet sites. The newsletters feature articles on charity and community involvement, employee achievements and key events within the Group.

2006 Charitable and Community initiatives

- Participation in an annual raffle and silent auction in which employees put together auction baskets with proceeds donated to the United Way charity in the US.
- Donations including food, toys, clothing and holiday gifts to local orphanages in California and Pennsylvania, US and Penang, Malaysia and donation of funds to a charitable organisation providing nursing care and support for children and the elderly in Rosenheim, Germany.
- Support by several Group companies of a variety of local sports teams through the provision of team sponsorships, kit and equipment donations and other fund-raising events.
- The Laird Group PLC Head Office's sponsored Guide Dog, Hero, graduated from training and was placed with a sight-impaired person. Head Office is continuing its commitment to the charity Guide Dogs for the Blind through the sponsorship of another trainee dog in 2007.
- Participation in quarterly blood donation drives in the US for use in the local area and support of local health services for disadvantaged families.
- Partnership programme with a sheltered workshop whereby a management mentoring system allows business practice to be applied to the workshop's drinks cans recycling efforts. A tiered reward system generates quarterly proceeds that are donated by the workshop to local and international hunger relief organisations including Heifer International.
- An initiative was launched at a UK business to encourage employees to make charitable donations instead of sending Christmas cards to colleagues.

Directors' remuneration report

for the year to 31 December 2006

The Directors' remuneration report sets out the Company's policy on the remuneration of executive and non-executive directors together with details of directors' remuneration packages and service contracts.

The Remuneration Committee, which met seven times during the year, is responsible for recommending to the Board the Company's general policy on remuneration and in particular to determine the remuneration packages of the Chairman and the executive directors, and the grant of all options and awards of shares. The Chairman does not attend discussions on his own remuneration.

The members of the Committee are appointed by the Board and the membership of the Committee is reviewed at least annually. The Chairman of the Committee is appointed by the Board and cannot be the Chairman of the Board. The Chief Executive is given notice of all meetings and, at the request of the Chairman of the Committee, attends the meetings. The Chief Executive may request that he attends and speaks at Committee meetings. In normal circumstances, the Chief Executive will be consulted on general policy matters and matters concerning the other executive directors and employees. The written Terms of Reference are available on the Company's website and from the Company on request. They will also be on display at the Annual General Meeting. The Remuneration Committee, chaired by Mr A J Reading, currently comprises the Chairman, Mr N J Keen, and Sir Christopher Hum, Professor Michael Kelly, Mr A M Robb and Dr W R Spivey, all independent non-executive directors. Mr J B McDowall and Sir Geoffrey Owen were members of the Committee until their retirement on 31 December 2006. Professor Kelly and Sir Christopher Hum became members of the Committee on their appointment as directors on 1 July 2006 and 1 December 2006 respectively. Mr Keen is a member of the Committee because the Board considers it essential that the Chairman be involved in setting remuneration policy. Mr D J L Hudson, the Company Secretary, acts as Secretary to the Committee. The Board, as a whole, is responsible for setting the remuneration of the non-executive directors.

The Remuneration Committee has during the past year retained Watson Wyatt Limited and New Bridge Street Consultants LLP to provide independent external professional advice. Watson Wyatt Limited also provide pension actuarial services to The Laird Group and to the Trustees of two of The Laird Group pension schemes. The Remuneration Committee has also sought the views of the Chief Executive, Mr P J Hill, during the year.

Remuneration Policy

The Remuneration Committee has established a policy on the remuneration of executive directors and the Board has established a policy for the non-executive directors.

Executive Directors

The current policy for providing remuneration for the executive directors is to have an incentive driven remuneration package which promotes the alignment of interests of executive directors and shareholders. That policy is based upon the following principles:

- the need to link remuneration to achieving strategic objectives and to sustainable long-term corporate success;
- the reward opportunity offered to executive directors should be sufficiently competitive to recruit and retain management of the appropriate calibre and experience; and
- the need to provide a total compensation package which reflects the international complexity of the Group's operations.

The executive directors receive base salary, annual performance awards up to a maximum percentage of base salary, pensions and other benefits, and long term performance awards. Base salaries, benefits and performance awards of the executive directors are reviewed annually by the Remuneration Committee. Base salaries are determined with reference to an appropriate comparator group of companies which is reviewed annually. Benefits comprise the provision of a car or car allowance, life, disability and health insurance, participation in the annual performance scheme and membership of a pension scheme. Neither performance incentive awards nor benefits in kind are pensionable.

Performance linked incentives are a key component of the total remuneration package. Since 2003, the Remuneration Committee has granted options and awards under its executive share option plans and Long Term Incentive Plan. A summary of these arrangements is set out below.

Service Agreements

Each of the executive directors has a service agreement. Messrs Hill and Silver's service agreements are dated 8 March 2004. Mr Rapp's service agreement is dated 31 December 2004. In line with the Company's policy, the executive directors' service agreements are not for a fixed term and provide for twelve months' written notice of termination from either party. Mr Rapp's service agreement is with Laird Technologies, Inc. and he has a separate letter also dated 31 December 2004 from the Company in respect of his appointment as an executive director. This appointment is for an initial period of three years but is subject to the termination provisions in his service agreement. During the year, the terms of employment for the executive directors in the UK were amended to change the automatic termination date from age 60 to age 65 to comply with the Employment Equality (Age) Regulations 2006 which came into force in the UK on 1 October 2006. The Company's policy on termination is to comply with the contractual terms and conditions set out in the service agreement. The Company may, at its election, make a payment in lieu of notice. The payment would be calculated as the total of the director's basic salary plus the value of his benefits, in each case by reference to the period of the unexpired notice of termination. Mr Drabble, who resigned as a director with effect from 30 September 2006, had the same contractual terms as Messrs Hill and Silver. He received no compensation in respect of the termination of his employment.

The non-executive directors do not have service contracts but their appointments are subject to review every three years and the rotation provisions of the Company's Articles of Association.

Shareholding Guidelines
Shareholding guidelines, under which executive directors will be expected to retain as shares all of the after-tax profit on the gains made on the vesting of Long Term Incentive Plan awards and the exercise of existing or future executive share options, until they have acquired a shareholding equal in value to their basic salaries, were introduced in 2003. At 31 December 2006, Messrs Hill, Silver and Rapp owned shares equivalent to a multiple of 1.08, 2.35 and 0.73 of their basic salaries respectively.

Non-Executive Directors
The Laird Group's policy is to establish and maintain a body of non-executive directors with a breadth of international skills and experience that is relevant to The Laird Group's global businesses. In this context, it is the Board's policy for the non-executive directors to be paid a level of fee that reflects market conditions and is sufficient to attract individuals with appropriate knowledge and experience.

Executive Directors' Remuneration
Emoluments of executive directors showing breakdown between basic pay, benefits-in-kind and performance related remuneration:

	Salaries and fees		Benefits		Performance Related Remuneration		Cash in lieu of pension*		Total	
	2006 £000	2005 £000	**2006 £000**	2005 £000	**2006 £000**	2005 £000	**2006 £000**	2005 £000	**2006 £000**	2005 £000
P J Hill	**568**	542	**17**	15	**464**	291	**–**	–	**1,049**	848
G Drabble	**219**	285	**17**	23	**–**	137	**–**	–	**236**	445
M L Rapp	**257**	240	**19**	15	**316**	183	**77**	–	**669**	438
J C Silver	**299**	285	**13**	9	**244**	168	**90**	–	**646**	462

* A more detailed explanation is given below

Mr Hill was a non-executive director of Meggitt plc during the year and an independent board member of UK Trade & Investment. He is entitled to retain the fees of £39,000 and £4,800 respectively, which were paid in addition to the above.

Mr Rapp was a non-executive director of Kionix, Inc during the year and he was entitled to retain fees of £16,260 paid in addition to the above.

Mr Drabble, who resigned as a director with effect from 30 September 2006, was a non-executive director of Ashtead Group Plc and he was entitled to retain the non-executive director fees of £22,500 paid in addition to the above.

Annual Performance Incentive Awards
The awards in 2006 for the executive directors were determined by the Remuneration Committee. For the UK executive directors, up to a maximum of 100% of base salary could be earned and for Mr Rapp the maximum was 125%. The level of the award for 2006 took account of the improvement in financial performance and the achievement of specific financial targets in relation to profit and cash generation and measurable progress in meeting defined key strategic objectives of the Group and its divisions.

Pensions
Mr Rapp, who is based in the USA, is a member of an employee managed defined contribution program to which Laird Technologies, Inc. makes a 50% match of the member's contributions up to 6% of gross earnings. The amount paid in by the company in 2006 was £3,577. In addition, to align his benefits more closely to those of UK executives, Mr Rapp receives a cash payment of 30% of basic pay in lieu of any additional pension.

Messrs Drabble, Hill and Silver are members of a UK Group contributory defined benefits plan, which is supplemented, where necessary, by unfunded arrangements to maintain the same level of benefits as if the earnings cap did not apply. The main benefits are: on pension retirement at age sixty, a maximum pension of two thirds final salary (excluding bonuses and other benefits), dependent on service; on death in retirement, a dependant's pension of 60% of the member's pension; on death in service, a lump sum of four times salary and a dependant's pension of 20% of salary or 60% of the member's expected pension, if higher.

Following the introduction of the A Day legislation in April 2006, Mr Silver's pension has ceased to accrue within the defined benefits plan. In light of the Company's previous pension commitment to Mr Silver, he now receives a taxable salary supplement of 40% of basic salary in lieu of future pension accrual under the pension plan. This will reduce future pension risks for the Company and is expected to be cost neutral for the Company.

Pensions in payment for Messrs Hill, Drabble and Silver increase by the lesser of the increase in the retail price index or 8.5% per annum compound. Transfer values provided on leaving service do not include any allowances for discretionary benefits.

Directors' remuneration report (continued)

for the year to 31 December 2006

	Age at 31.12.06	Transfer value of accrued pension at 31.12.05 £000	Directors' Contributions in 2006 £000	Service at 31.12.06 (yrs)	Accrued deferred pension at 31.12.06* £000 p.a.	Increase in deferred pension during the year £000	Increase in accrued pension during the year (net of inflation) £000	Transfer value of accrued pension at 31.12.06 £000	Change in transfer value over the year** £000
P J Hill	54	905	6	5	99	28	26	1,595	685
G Drabble	47	601	4	9	82	9	7	845	240
J C Silver	49	1,098	4	20	127	8	4	1,476	374

* payable at Normal Retirement Date
** after deduction of directors' contributions

Mr Drabble left employment on 30 September 2006. The value of his benefits at leaving is shown as at 30 September but based on market conditions as at 31 December 2006. Mr Silver ceased to accrue further pension benefits from 6 April 2006. His benefits accrued at that date remain linked to any growth in his pensionable pay.

The mortality assumptions used for the transfer value basis have been revised during the year. As a result the transfer values have increased significantly over the year from 31 December 2005. The change in the transfer value shown above therefore reflects the change in the basis used to calculate the value, as well as increases to the accrued pension over the year.

Long Term Incentive Plan

The Long Term Incentive Plan involves the award of shares which only vest after the achievement of demanding performance targets measured over three years.

Executives are eligible for annual awards of shares. The maximum annual award value under the Plan is one times basic salary. In setting the level of awards the Remuneration Committee takes into account options granted to executives under the 2003 executive share option plans in the same financial year.

The extent to which awards granted under the Plan in 2006 vest will be determined by reference to the Company's total shareholder return relative to FTSE 250 companies (excluding investment trusts) and the following targets will apply:

Total Shareholder Return Performance Level	Amount of Award Vesting %
Upper Quartile	Full vesting
Median to Upper Quartile	Pro rata between 30% and full vesting
Below Median	Nil

These performance conditions will be measured only over a single three year period. There is no provision for retesting. In addition, no awards will vest unless the Remuneration Committee is satisfied that there has been a sustained improvement in the Company's underlying financial performance.

The Long Term Incentive Plan may use either market purchased shares or new issue shares, provided that any new shares issued will count against the overall dilution limit. Awards under the plan in 2003, 2004, 2005 and 2006 took the form of nil cost options to be satisfied by market purchased shares from the ESOP. Further details on the ESOP are on page 37. The amount charged to the income statement during the year in respect of the Long Term Incentive Plan granted to the directors was £0.7m.

The directors' interests in the Long Term Incentive Plan are as follows:

	1.1.06*	Granted in 2006	Exercised in 2006	Lapsed in 2006	**31.12.06**
P J Hill	464,292	122,000	–	147,199	**439,093**
G Drabble	285,490	64,000	101,809	247,681	**–**
M L Rapp	85,902	64,000	–	–	**149,902**
J C Silver	285,490	64,000	–	97,779	**251,711**

* Figures at 1.1.06 are adjusted for the 4 for 17 Rights Issue announced on 16 March 2006.

101,809 shares under Mr Drabble's LTIPs were exercised in 2006. Of these 41,875 shares were sold at 355.95p each and the balance retained. The gain was £362,394.

The above grants of nil cost options were made on 25 April 2006 (calculated with reference to a share price of 457.75p, the closing mid-market share price on 24 April 2006) and will be exercisable between 25 April 2009 and 25 April 2011, to the extent to which the performance criteria are met.

Share Options
The executive directors have outstanding options under the 1994 Executive Share Option Scheme and the 2003 Executive Share Option Plan (No.1). The 1994 scheme was replaced by new share option schemes approved by shareholders at the 2003 Annual General Meeting. Since May 2001 the basis for calculation of the maximum grant of options to executive directors and other employees is the equivalent of shares with a market value at the time of grant of up to one times salary in any one year and up to two times salary in special circumstances, such as the recruitment or promotion to a key management position.

The performance criteria used since 2003 has been to measure the increase in earnings per share against the rate of UK retail price inflation plus a specified percentage per annum over a fixed three year period. The Committee considers that growth in earnings per share is an appropriate performance target as it is a good guide to the underlying financial performance of The Laird Group. The rules of the 2003 plan permit the waiver of performance criteria in certain limited circumstances, such as a change of control, death or retirement.

1994 Share Option Scheme
The 1994 scheme granted options over new shares to be issued at the time of exercise (and also over existing shares). The exercise of options under the 1994 scheme is dependent upon the attainment of performance criteria set by the Remuneration Committee. The scheme permitted the grant of both approved and unapproved options. Options were granted at the middle market price on the last dealing day prior to grant and are exercisable after three years but not more than ten years from the date of grant.

The performance criteria set by the Remuneration Committee for grants made in 2002, the last year in which options were granted under this Scheme, is that the increase in earnings per share must not be less than the increase in the rate of United Kingdom Retail Price Inflation plus an average of 3% per annum over a three year period. The Committee reviewed the performance conditions in 2006 and considered that the earnings per share target had been met and that there had been a significant and sustained improvement in the underlying financial performance of the Company.

The 2003 Executive Share Option Plans
There are two plans which were approved by shareholders in 2003. One plan permits the grant of options approved by Her Majesty's Revenue and Customs to be made to individuals who may be eligible for capital gains tax relief on the exercise of options; otherwise both plans are identical in all material respects. The value of shares under options granted to an executive in any financial year are limited, to one times basic salary, unless there are exceptional circumstances (e.g. a high level recruitment), in which case the limit is twice basic salary. When granting options, the Remuneration Committee takes into account both the level of awards made to executives under the new Long Term Incentive Plan and the prevailing share price.

The performance conditions under the plans are based on the Company's earnings per share growth adjusted to exclude items which do not reflect the Company's underlying financial performance. The following targets applied for options granted in 2006 and the earnings per share growth is measured from a base point of 27.3p.

Tier of Option Grant	Applicable Performance Target: Average Annual growth in earnings per share in excess of inflation
Up to 0.5 x salary	UK RPI + 3% per annum
0.5 x salary – 1 x salary and above	UK RPI + 3% to 5% per annum applied pro rata to the multiple of salary

The performance conditions are measured over a three year period. To the extent that the performance conditions have not been met after three years, the options will lapse.

In order to allow for the grant of options to employees who are not executive directors, there is an overall dilution limit of 10% of the ordinary share capital in issue from time to time for allocations in respect of newly issued shares over a ten year period under these plans and all other share schemes operated by the Company.

The directors' interests in options under the 1994 executive share option scheme in respect of new shares to be issued are shown in the table below:

	1.1.06*	Granted in 2006	Exercised in 2006	Lapsed in 2006	**31.12.06**
P J Hill	236,357	–	–	–	**236,357**
G Drabble	95,445	–	53,025	42,420	**–**
M L Rapp	–	–	–	–	**–**
J C Silver	132,563	–	–	26,513	**106,050**

* Figures at 1.1.06 are adjusted for the 4 for 17 Rights Issue announced on 16 March 2006.

Mr Drabble exercised options over 53,025 shares at a price of 289p per share all of which were sold. The market price at the time of exercise was 359.057p per share and the gain on the exercise was £37,148.

Directors' remuneration report (continued)

for the year to 31 December 2006

The directors' interests in options under the 2003 executive share option (No. 1) plan in respect of new shares to be issued are shown in the table below:

	1.1.06*	Granted in 2006	Exercised in 2006	Lapsed in 2006	**31.12.06**
P J Hill	257,066	61,000**	–	–	**318,066**
	207,223	61,000†	–	–	**268,223**
G Drabble	159,182	32,000**	67,872	123,310	**–**
	126,307	32,000†	33,936	124,371	**–**
M L Rapp	137,124	32,000**	–	–	**169,124**
	129,064	32,000†	–	–	**161,064**
J C Silver	159,182	32,000**	–	–	**191,182**
	126,307	32,000†	–	–	**158,307**

* Figures at 1.1.06 are adjusted for the 4 for 17 Rights Issue announced on 16 March 2006.

** The performance criterion is growth in the Company's earnings per share of at least UK RPI plus an average of 3% per annum for the three year period ending 31 December 2008.

† The performance criterion is that the average annual growth in the Company's earnings per share is at least UK RPI plus 3% to 5% per annum applied pro rata to the multiple of salary at time of grant for the three year period ending 31 December 2008.

Mr Drabble exercised options over 101,808 shares at a price of 195p per share of which 33,217 were retained and the balance sold. The market price at the time of exercise was 359.057p and the gain on exercise was £167,023.

The aggregate of gains made by Mr Drabble on the exercise of share options during the year was £204,171.

The breakdown of the outstanding options is shown in the table below:

	Number of shares under option as at 31 December 2006	Exercise price (p)	Exercise period
P J Hill			
1994 Executive Scheme	236,357	161	10.12.05-10.12.12
2003 Executive (No. 1) Plan	153,773	195	2.6.06-2.6.13
	147,198	271	12.3.07-12.3.14
	163,318	323	18.3.08-18.3.15
	122,000	457.75	25.4.09-25.4.16
	822,646		
M L Rapp			
2003 Executive (No. 1) Plan	106,051	195	2.6.06-2.6.13
	74,236	271	12.3.07-12.3.14
	85,901	323	18.3.08-18.3.15
	64,000	457.75	25.4.09-25.4.16
	330,188		
J C Silver			
1994 Executive Scheme	33,936	402	8.9.00-8.9.07
	29,694	315	10.9.02-10.9.09
	42,420	293.5	16.11.03-16.11.10
2003 Executive (No. 1) Plan	101,808	195	2.6.06-2.6.13
	97,780	271	12.3.07-12.3.14
	85,901	323	18.3.08-18.3.15
	64,000	457.75	25.4.09-25.4.16
	455,539		

There have been no changes in these interests since the year end. The middle market share price at 29 December 2006 (the last business day of the year) was 413p. During the year the share price was in the range 347.5p to 469.75p.

ESOP
The ESOP is operated through a Trust, which purchases and holds shares in The Laird Group to meet the requirements of share option awards and grants under the Long Term Incentive Plan. Currently there are no outstanding share options to be satisfied by the Trust. The Trust, which is financed by a loan of £2.7m from the Company, currently holds 996,118 ordinary shares of which 255,583 shares relate to the Long Term Incentive Plan. The balance of the shares is unallocated. Pursuant to section 324 of the Companies Act 1985, the executive directors have interests in the shares held in the ESOP.

Independent Non-executive Directors
Chairman
Under an arrangement between the Company and Imperialise Limited, Mr Keen is retained to act as Chairman of the Company. Mr Keen's fees for his services, for which he must account to Imperialise Limited, were increased from £145,000 per annum to £175,000 per annum with effect from 1 September 2006. In addition, Imperialise is paid a sum equivalent to the National Insurance on those fees of £19,840, whereas National Insurance in respect of the non-executive directors is paid directly to Her Majesty's Revenue and Customs and not included in the table below. Mr Keen's initial period of appointment as Chairman was for three years commencing 5 June 2000. His term of appointment, which is subject to rotation, was extended by The Laird Group Board for a further three years commencing 5 June 2003 and for a further three years commencing 5 June 2006. The appointment may be terminated by either party giving not less than six months notice.

Non-executive Directors
The non-executive directors annual fee was increased to £36,000 per annum with effect from 1 September 2006. J B McDowall, A J Reading and A M Robb's emoluments include fees at the rate of £7,000 per annum to reflect their chairmanship of Board and other Committees. Dr Spivey who is based in North America, received additional remuneration of £14,000 during the year to take account of additional time spent on the Company's business. The Chairman and the non-executive directors do not receive any other benefits.

Emoluments of the Chairman and non-executive directors:

	2006 £000	2005 £000
N J Keen, Chairman	**175**	164
Professor M J Kelly*	**17**	–
Sir Christopher Hum†	**3**	–
J B McDowall	**38**	36
Sir Geoffrey Owen	**32**	30
A J Reading	**38**	34
A M Robb	**38**	36
Dr W R Spivey	**46**	44

*appointed on 1 July 2006
†appointed on 1 December 2006

Directors' remuneration report (continued)
for the year to 31 December 2006

Performance Graph

The graph below shows for the five years ended 31 December 2006, the total shareholder return on a holding of the Company's ordinary shares compared with hypothetical holdings of shares made up of shares of the same kind and number as those by reference to which the FTSE 250 (excluding investment trusts) is calculated, and also the Electronic and Electrical Equipment sector of the FTSE. The FTSE 250 and the Electronic and Electrical Equipment sector have been shown because Laird is in both. Total shareholder return has been calculated by reference to the relevant share price for each constituent company assuming dividends are reinvested.

Total shareholder return for the five years ended 31 December 2006


p
400
300
200
100
0
Dec - 01
Jun - 02
Dec - 02
Jun - 03
Dec - 03
Jun - 04
Dec - 04
Jun - 05
Dec - 05
Jun - 06
Dec - 06
The Laird Group PLC
FTSE Mid 250 rebased (exc. investment trusts)
FTSE Electronic and Electrical Equipment sector

In accordance with the Directors' Remuneration Report Regulations, the nine tables setting out directors' remuneration, pensions, LTIP awards and share options contained within the report have been audited by Ernst & Young LLP; the statements of policy and the total shareholder return graph have not been audited.

This report was adopted by the Remuneration Committee at a meeting on 5 March 2007 and has been approved subsequently by The Laird Group Board for submission to shareholders at the Annual General Meeting to be held on 11 May 2007.

By Order of the Board

A J READING

Chairman of the Remuneration Committee

16 March 2007

Statement of directors' responsibilities

in relation to the Group financial statements

The directors are responsible for preparing the Annual Report and the financial statements in accordance with applicable United Kingdom law and those International Financial Reporting Standards as adopted by the European Union.

The directors are required to prepare financial statements for each financial year which present fairly the financial position of the Group and the financial performance and cash flows of the Group for that period. In preparing those financial statements, the directors are required to:

- select suitable accounting policies and then apply them consistently;
- present information, including accounting policies, in a manner that provides relevant, reliable, comparable and understandable information; and
- provide additional disclosures when compliance with the specific requirements in IFRS is insufficient to enable users to understand the impact of particular transactions, other events and conditions on the entity's financial position and financial performance; and
- state that the Group has complied with IFRS, subject to any material departures disclosed and explained in the financial statements.

The directors are responsible for keeping proper accounting records which disclose with reasonable accuracy at any time the financial position of the Group and enable them to ensure that the financial statements comply with the Companies Act 1985 and Article 4 of the IAS Regulation. They are also responsible for safeguarding the assets of the Group and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

Independent auditors' report

to the members of The Laird Group PLC

We have audited the group financial statements of The Laird Group PLC for the year ended 31 December 2006 which comprise the Group Income Statement, the Group Balance Sheet, the Group Cash Flow Statement, the Group Statement of Recognised Income and Expense and the related notes 1 to 36. These group financial statements have been prepared under the accounting policies set out therein.

We have reported separately on the parent company financial statements of The Laird Group PLC for the year ended 31 December 2006 and on the information in the Directors' remuneration report that is described as having been audited.

This report is made solely to the Company's members, as a body, in accordance with Section 235 of the Companies Act 1985. Our audit work has been undertaken so that we might state to the Company's members those matters we are required to state to them in an auditors' report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company and the Company's members as a body, for our audit work, for this report, or for the opinions we have formed.

Respective responsibilities of directors and auditors

The directors' responsibilities for preparing the Annual Report and the group financial statements in accordance with applicable United Kingdom law and International Financial Reporting Standards (IFRSs) as adopted by the European Union are set out in the Statement of directors' responsibilities.

Our responsibility is to audit the Group financial statements in accordance with relevant legal and regulatory requirements and International Standards on Auditing (UK and Ireland).

We report to you our opinion as to whether the Group financial statements give a true and fair view and whether the Group financial statements have been properly prepared in accordance with the Companies Act 1985 and Article 4 of the IAS Regulation. We also report to you whether in our opinion the information given in the Directors' report is consistent with the financial statements. The information given in the Directors' report includes the specific information that is cross referenced from the Business Review section of the Directors' report.

In addition we report to you if, in our opinion, we have not received all the information and explanations we require for our audit, or if information specified by law regarding director's remuneration and other transactions is not disclosed.

We review whether the Corporate governance report reflects the Company's compliance with the nine provisions of the 2006 Combined Code specified for our review by the Listing Rules of the Financial Services Authority, and we report if it does not. We are not required to consider whether the Board's statements on internal control cover all risks and controls, or form an opinion on the effectiveness of the Group's corporate governance procedures or its risk and control procedures.

We read other information contained in the Annual Report and consider whether it is consistent with the audited Group financial statements. The other information comprises only the Directors' report, the unaudited part of the Directors' remuneration report, the Chairman's statement, the Chief Executive's report and review, the Finance Director's report, the Corporate Social Responsibility report and the Corporate governance report. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the Group financial statements. Our responsibilities do not extend to any other information.

Basis of audit opinion

We conducted our audit in accordance with International Standards on Auditing (UK and Ireland) issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the Group financial statements. It also includes an assessment of the significant estimates and judgments made by the directors in the preparation of the Group financial statements, and of whether the accounting policies are appropriate to the Group's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the Group financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the Group financial statements.

Opinion

In our opinion :

- the Group financial statements give a true and fair view, in accordance with IFRSs as adopted by the European Union, of the state of the Group's affairs as at 31 December 2006 and of its profit for the year then ended;
- the Group financial statements have been properly prepared in accordance with the Companies Act 1985 and Article 4 of the IAS Regulation; and
- the information given in the Directors' report is consistent with the Group financial statements.

Ernst & Young LLP
Registered auditor
London
16 March 2007

Notes :

1. The maintenance and integrity of The Laird Group PLC web site is the responsibility of the directors; the work carried out by the auditors does not involve consideration of these matters and, accordingly, the auditors accept no responsibility for any changes that may have occurred to the financial statements since they were initially presented on the web site.
2. Legislation in the United Kingdom governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

Group income statement

for the year to 31 December 2006

note		2006 £m	2005 £m
	Continuing operations		
4	**Revenue**	**608.3**	490.3
	Operating profit before amortisation of acquired intangible assets and exceptional items	**83.2**	65.8
17	Amortisation of acquired intangible assets	**(7.1)**	(4.4)
7	Exceptional items	**–**	(15.5)
6	**Operating profit**	**76.1**	45.9
10	Finance revenue	**2.1**	0.8
10	Finance costs	**(12.5)**	(11.2)
10	Financial instruments – fair value adjustment	**0.2**	(1.1)
36	Other net finance revenue / (costs) – pension	**0.5**	(0.1)
	Profit before tax from continuing operations	**66.4**	34.3
11	Taxation	**(16.2)**	(9.0)
	Profit for the year from continuing operations	**50.2**	25.3
	Discontinued operations		
12	Profit / (loss) for the year from discontinued operations	**0.5**	(5.1)
	Profit for the year	**50.7**	20.2
	Earnings per share		
13	Basic from continuing operations	**26.5p**	15.1p
13	Diluted from continuing operations	**26.3p**	14.9p
	Basic on profit for the year	**26.8p**	12.1p
	Diluted on profit for the year	**26.6p**	11.9p

note		2006	2005
4	**Total revenue**		
	Revenue (from continuing and discontinued operations)	**608.3**	508.7

note		2006	2005
14	**Underlying results***		
	Profit before tax	**73.3**	55.1
	Earnings per share		
	Basic	**31.7p**	27.3p
	Diluted	**31.5p**	27.0p

note		2006	2005
15	**Dividends declared**		
	Dividends	**20.4**	15.6
	Dividend per share	**10.3p**	9.56p

*before amortisation of acquired intangible assets, exceptional items, deferred tax on acquired intangible assets and goodwill, the gain or loss on disposal of businesses, and the impact arising from the fair valuing of financial instruments

Statement of recognised income and expense

for the year to 31 December 2006

note		2006 £m	2005 £m
	Profit for the year	**50.7**	20.2
36	Actuarial gains / (losses) on retirement benefit obligations	**4.2**	(7.9)
11	Deferred tax on actuarial gains / (losses)	**-**	(2.0)
	Exchange differences on retranslation of overseas net investments	**(48.4)**	34.5
	Exchange differences on net investment hedges	**17.8**	(12.8)
11	Tax on exchange differences	**(1.1)**	1.8
	Financial instruments – losses on cash flow hedges taken to equity	**(0.3)**	-
	Total income and expense recognised directly in equity	**(27.8)**	13.6
	Total income and expense recognised during the year	**22.9**	33.8
	Restatement for the effects of IAS 32 and 39	**-**	(0.4)
	Total income and expense recognised for the year	**22.9**	33.4

Group balance sheet

as at 31 December 2006

note		2006 £m	2005 £m
	Assets		
	Non-current assets		
16	Property, plant and equipment	**86.6**	81.6
17	Intangible assets	**429.7**	364.5
25	Deferred tax assets	**0.1**	0.3
	Other non-current assets	**3.5**	1.3
		519.9	447.7
	Current assets		
19	Inventories	**69.6**	59.5
20	Trade and other receivables	**123.5**	97.0
	Income tax receivable	**0.7**	0.3
21	Cash	**44.0**	23.9
		237.8	180.7
	Liabilities		
	Current liabilities		
22	Borrowings	**(4.9)**	(6.7)
28	Derivative financial instruments	**(0.3)**	–
24	Trade and other payables	**(108.2)**	(95.9)
	Current tax liabilities	**(2.5)**	(3.7)
27	Provisions	**(0.9)**	–
		(116.8)	(106.3)
	Net current assets	**121.0**	74.4
	Non-current liabilities		
22	Borrowings	**(148.2)**	(165.3)
28	Derivative financial instruments	**(1.2)**	(1.4)
	Income tax payable	**(22.7)**	(15.7)
25	Deferred tax liabilities	**(33.7)**	(23.1)
36	Retirement benefit obligations	**(10.9)**	(16.4)
26	Other non-current liabilities	**(5.9)**	(1.4)
27	Provisions	**(9.6)**	(14.5)
		(232.2)	(237.8)
	Net assets	**408.7**	284.3
	Capital and reserves		
29	Equity share capital	**49.5**	40.0
31	Share premium	**266.0**	155.5
31	Retained earnings	**154.9**	119.9
31	Translation reserve	**(59.0)**	(28.4)
31	Treasury shares	**(2.7)**	(2.7)
	Total shareholders' equity	**408.7**	284.3

Group cash flow statement

for the year to 31 December 2006

note		2006 £m	2005 £m
32	**Cash flows from operating activities**		
	Cash generated from operations	**80.8**	53.0
	Tax paid	**(3.4)**	(2.2)
	Net cash flows from operating activities	**77.4**	50.8
	Cash flow from investing activities		
	Interest received	**2.1**	0.8
	Acquisition of businesses (net of cash acquired)	**(102.0)**	(35.7)
	Purchase of property, plant and equipment	**(22.9)**	(17.1)
	(Outflow) / inflow from sale of businesses	**(8.5)**	6.9
	Proceeds from sales of property, plant and equipment	**3.4**	-
	Net cash flows from investing activities	**(127.9)**	(45.1)
	Cash flows from financing activities		
	Interest paid	**(11.8)**	(11.1)
	Net proceeds from issue of ordinary share capital	**118.5**	3.5
	Movement in treasury shares	**(0.7)**	0.1
	(Decrease) / increase in borrowings	**(11.4)**	16.0
	Dividends paid to shareholders	**(19.4)**	(14.9)
	Net cash flows from financing activities	**75.2**	(6.4)
	Effects of movements in foreign exchange rates	**(2.4)**	1.8
	Increase in cash and cash equivalents for the year	**22.3**	1.1
32	Cash and cash equivalents at 1 January	**21.7**	20.6
32	**Cash and cash equivalents at 31 December**	**44.0**	21.7

Notes to the financial statements
for the year ended 31 December 2006

note

1 **Authorisation of financial statements and statement of compliance with IFRS**

The Group's financial statements for the year ended 31 December 2006 were authorised for issue by the Board of Directors on 16 March 2007 and the balance sheet was signed on the Board's behalf by P J Hill and J C Silver. The Laird Group PLC is a public limited company incorporated and domiciled in England and Wales and its ordinary shares are traded on the London Stock Exchange.

The Group's financial statements have been prepared in accordance with International Financial Reporting Standards as adopted for use in the European Union (IFRS) and the principal accounting policies adopted by the Group are set out in note 2.

2 **Accounting policies**

Basis of preparation
The consolidated financial statements have been prepared on an historical cost basis, except for derivative financial instruments, that have been measured at fair value. The consolidated financial statements are presented in pounds sterling and all values are rounded to the nearest million unless otherwise indicated. The preparation of financial statements in conformity with generally accepted accounting principles requires the directors to make judgements and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingencies at the date of the financial statements and the reported income and expense during the reporting periods. Although these judgements and assumptions are based on the directors' best knowledge of the amount, events or actions, actual results may differ from these estimates.

The key sources of estimation uncertainty that have a significant risk of causing material adjustment to the carrying amounts of assets and liabilities within the next financial year are the measurement and impairment of goodwill and the measurement of defined benefit pension obligations. The measurement of intangible assets other than goodwill on a business combination involves estimation of future cash flows and the selection of a suitable discount rate. The Group determines whether goodwill is impaired on an annual basis and this requires an estimation of the value in use of the cash generating units to which the intangible assets are allocated. This involves estimation of future cash flows and choosing a suitable discount rate (see note 17). Measurement of defined benefit pension obligations requires estimation of future changes in salaries and inflation, as well as mortality rates, the expected return on assets and the selection of a suitable discount rate (see note 36).

The accounting policies set out below have been used to prepare the financial information.

Basis of consolidation
The consolidated Group comprises The Laird Group PLC ('the Group') and all of its subsidiaries. The financial statements of the subsidiaries are prepared as of the same reporting date as the parent, using consistent accounting policies. Intra-group balances and transactions are eliminated in full.

Subsidiaries are consolidated from the date on which control is transferred to the Group and are included until the date on which the Group ceases to control them.

All business combinations are accounted for using the purchase method. The cost of a business combination is measured as the aggregate of the fair values, at the acquisition date, of any assets given, liabilities incurred or assumed, and equity instruments issued by the Group, plus any costs directly attributable to the combination. The identifiable assets and liabilities of the acquiree are measured initially at fair value at the acquisition date. The excess of the cost of the business combination over the Group's interest in the net fair value of the identifiable assets, including those of an intangible and tangible nature, liabilities and contingent liabilities is recognised as goodwill.

Currency translation
The financial statements for each of the Group's subsidiaries are prepared using its functional currency. The functional currency is the currency of the primary economic environment in which an entity operates. The presentation currency of the Group is sterling.

Foreign currency transactions are recorded at the exchange rate ruling on the date of transaction. Foreign currency monetary assets and liabilities are translated at the rates of exchange ruling at the balance sheet date.

In the Group accounts the results and cash flows of overseas subsidiaries are translated into sterling using weighted average rates of exchange for the period. Net investments in overseas subsidiaries are translated into sterling at the rates of exchange ruling at the balance sheet date. Exchange differences arising from retranslating opening net investments and the retained profits for the period of overseas subsidiaries, less exchange differences on foreign currency borrowings that provide a hedge against overseas investments, are shown as movements in equity. All other exchange differences are dealt with in the Income Statement for the period.

Exchange differences arising since 1 January 2004 are recognised as a separate component of shareholders' equity. On disposal of a foreign operation, any cumulative exchange differences held in shareholders' equity that relate to the disposed operation are transferred to the Income Statement.

note

2 Accounting policies (continued)

Revenue recognition
Revenue is measured at the fair value of consideration received and excludes intra-group sales and value-added taxes and represents net invoice value.

Revenue is recognised when the significant risks and rewards of ownership have been transferred to a third party, the amount of revenue can be measured reliably, and it is probable that the economic benefits associated with the transaction will flow to the Group.

Retirement benefit obligations
Under IAS 19 the assets and liabilities of defined benefit pension plans are recognised at fair value in the balance sheet and the operating and financing costs of defined benefit pension plans are recognised in the Income Statement as operating costs and interest costs respectively. Variations from expected costs, arising from the experience of the plans or changes in actuarial assumptions are recognised immediately in the Statement of Recognised Income and Expense (SORIE).

The cost of providing benefits under the defined benefit plans is determined separately for each plan using the projected unit credit method, which attributes entitlement to benefits to the current period (to determine current service cost) and to the current and prior periods (to determine the present value of defined benefit obligation) and is based on actuarial advice. The assets of defined benefit plans are recognised at fair value in the balance sheet and the liabilities are recognised at present value using a high quality corporate bond rate.

Contributions to defined contribution schemes are recognised in the Income Statement in the period in which they become payable.

Share based payments
The fair value of Long Term Incentive Plan (LTIP) shares awarded is estimated at the date of award, using a Monte Carlo simulation technique, taking into account the terms and conditions upon which the LTIP shares were awarded including market based performance conditions. The fair value of share options granted is estimated at the date of grant using a binomial lattice method of calculation, taking into account the terms and conditions upon which share options were granted. Non-market company performance conditions are not taken into account when estimating the fair value.

No expense is recognised for grants that do not vest and charges previously made are reversed except that an expense is recognised for grants where vesting is conditional upon a market condition and these are treated as vesting irrespective of whether or not the market condition is satisfied, provided all the other performance conditions are satisfied.

At each balance sheet date before vesting, the cumulative expense is calculated, representing the extent to which the vesting period has expired and management's best estimate of the achievement or otherwise of non-market conditions, the number of equity instruments that will ultimately vest or in the case of an instrument subject to a market condition, be treated as vesting as described above. The movement in cumulative expense since the previous balance sheet date is recognised in the Income Statement, with a corresponding entry in equity.

Where the terms for an equity settled award are modified, as a minimum, an expense is recognised as if the terms had not been modified. In addition, an expense is recognised for any modification, which increases the total fair value of the share based payment, or is otherwise beneficial to the employee as measured at the date of modification.

In circumstances where the equity settled grant is cancelled or settled, it is treated as if it had vested on the date of cancellation or settlement, and any expense not yet recognised for the grant is recognised immediately.

Intangible assets
Acquired intangible assets, including patents, trade secrets, brand names and customer relationships, are recognised separately from goodwill and capitalised at fair value and amortised over their estimated useful economic lives. Amortisation is charged to the Income Statement on a straight-line basis. The estimated useful life of an intangible asset ranges between 3 and 20 years depending on its nature.

Research and development
Research and development expenditure is expensed as it is incurred, except for certain development costs, which are capitalised as intangible assets when it is probable that the development project will be commercially viable, and certain criteria, including commercial and technological feasibility have been met. Intangible assets arising in this manner are amortised over their useful economic lives, from the product launch date, which is typically less than three years. Intangible assets relating to products in the development phase, both internally generated and externally acquired, are subject to an impairment review at each balance sheet date, or earlier should indication of impairment arise. Any impairment losses are written off immediately to income.

note

2 **Accounting policies (continued)**

Goodwill
On the acquisition of a business, fair values are attributed to the net assets acquired. Goodwill arises where the fair value of the consideration given for a business exceeds the fair value of such net assets.

Goodwill arising on acquisitions is capitalised and subject to impairment review, both annually and when there are indications that the carrying value may not be recoverable.

Goodwill arising on acquisitions before 1 January 2004 has been retained at the previous UK GAAP amounts, subject to being tested for impairment at that date. Goodwill set off to reserves under UK GAAP prior to 1998 has not been reinstated and is not included in determining any subsequent profit or loss on disposal.

Income taxes
Current tax assets and liabilities are measured at the amount expected to be recovered from or paid to the taxation authorities, based on tax rates and laws that are enacted or substantively enacted by the balance sheet date.

Deferred income tax is recognised on all temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements, with the following exceptions:

- where the temporary difference arises from the initial recognition of goodwill or of an asset or liability in a transaction that is not a business combination that at the time of the transaction effects neither accounting nor taxable profit or loss;
- in respect of taxable temporary differences associated with investments in subsidiaries, where the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future; and
- deferred income tax assets are recognised only to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, carried forward tax credits or tax losses can be utilised:

Deferred income tax assets and liabilities are measured on an undiscounted basis at the tax rates that are expected to apply when the related asset is realised or liability is settled, based on tax rates and laws enacted or substantively enacted at the balance sheet date.

Income tax is charged or credited directly to equity if it relates to items that are credited or charged to equity. Otherwise income tax is recognised in the Income Statement.

Dividends
Dividends paid are charged to retained earnings on the earlier of the date of payment or the date on which they become a legal liability of the Company.

Interest
Interest is recognised in the Income Statement using the effective interest method.

Property, plant and equipment
Property, plant and equipment is carried at cost less accumulated depreciation and accumulated impairment losses. Cost comprises the purchase price and directly attributable costs, for example, initial delivery and handling costs and installation and assembly costs.

Freehold land and assets under construction are not depreciated. For all other property, plant, and equipment depreciation is calculated on a straight line basis to allocate cost less residual values of the assets over their useful lives as follows:

Freehold buildings	50 years or less
Leasehold land and buildings	50 years or the lease term if less
Computer equipment	5 years or less
Motor vehicles	4 years
Other plant and machinery	13 years or less

A proportion of one year's depreciation is charged in the year the asset comes into service or is sold.

Notes to the financial statements (continued)
for the year ended 31 December 2006

note

2 Accounting policies (continued)

Residual values and useful lives are reviewed at least at each financial year end.

Impairment of assets
The Group assesses at each reporting date whether there is an indication that an asset may be impaired. If any such indication exists, or when annual impairment testing for an asset is required, the Group makes an estimate of the asset's recoverable amount. An asset's recoverable amount is the higher of an asset's or cash-generating unit's fair value less costs to sell and its value in use. This is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets. If the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets, the recoverable amount of the cash generating unit to which the asset belongs is determined. Where the carrying amount of an asset exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. Impairment losses of continuing operations are recognised in the Income Statement in those expense categories consistent with the function of the impaired asset.

Leases
Where the Group has substantially all the risks and rewards of ownership of an asset subject to a lease, the lease is treated as a finance lease. All other leases are treated as operating leases, and are expensed to the Income Statement as incurred.

Assets held under finance leases are capitalised and included in tangible fixed assets at fair value. Each asset is depreciated over the shorter of the lease term or the useful life of the asset. The obligations relating to finance leases, net of finance charges in respect of future periods, are included as appropriate under current, or non-current, trade and other payables. The interest element of the rental obligation is allocated to accounting periods during the lease term to reflect a constant rate of interest on the remaining balance of the obligation for each accounting period.

Segment reporting
The Group's primary reporting format is business segments and its secondary format is geographical segments. A business segment is a component of the Group that is engaged in providing a group of related products and is subject to risks and returns that are different from those of other business segments. A geographical segment is a component of the Group that operates within a particular economic environment and is subject to risks and returns that are different from those of components operating in other economic environments.

Exceptional items
These items are presented within the relevant Income Statement category. The separate reporting of exceptional items helps provide a better indication of the Group's underlying business performance. Events which may give rise to the classification of items as exceptional include the restructuring of businesses, the integration of new businesses, gains or losses on the disposal of businesses, and asset impairments.

Financial assets
Financial assets include cash and cash equivalents and trade receivables. Trade receivables are recognised and carried at the lower of their original invoiced value and recoverable amount. Where the time value of money is material, receivables are carried at amortised cost. Provision is made when there is objective evidence that the Group will not be able to recover balances in full. Balances are written off when the probability of recovery is assessed as being remote. The Group assesses at each balance sheet date whether a financial asset or group of financial assets is impaired. Gains and losses are recognised in income when the loans and receivables are derecognised or impaired.

Trade and other receivables are measured at amortised cost less any provision for impairment. Trade and other receivables are discounted when the time value of money is considered material.

Derivative financial assets are classified as held for trading, unless they are designated as hedging instruments. These assets are carried in the balance sheet at fair value with gains or losses in value being recognised in the Income Statement.

A financial asset (or, where applicable a part of a financial asset or part of a group of similar financial assets) is derecognised where:

- the rights to receive cash flows from the asset have expired; or
- the Group has transferred its rights to receive cash flows from the asset and either (a) has transferred substantially all the risks and rewards of the asset, or (b) has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

Financial liabilities
All financial liabilities are initially recognised at fair value. Measurement after initial recognition is at amortised cost, with the changes in the carrying amount being taken through the Income Statement.

note

2 Accounting policies (continued)

Interest bearing loans and borrowings
All loans and borrowings are initially recognised at fair value less directly attributable transaction costs. After initial recognition, interest-bearing loans and borrowings are subsequently measured at amortised cost using the effective interest method. Gains and losses arising on the repurchase, settlement or otherwise cancellation of liabilities are recognised respectively in finance income and finance expense.

A financial liability is derecognised when the obligation under the liability is discharged or cancelled or expires.

Derivative financial instruments and hedging
The Group may use derivative financial instruments such as forward currency contracts and interest rate swaps to hedge its risks associated with foreign currency and interest rate fluctuations. From 1 January 2005, such derivative financial instruments are initially recognised at fair value on the date on which a derivative contract is entered into and are subsequently remeasured at fair value. Any gains or losses arising from changes in the fair value of derivatives that do not qualify for hedge accounting are taken to the Income Statement. Derivatives are carried as assets when the fair value is positive and as liabilities when the fair value is negative.

The fair value of forward currency contracts is calculated by reference to current forward exchange rates for contracts with similar maturity profiles. The fair value of interest rate swap contracts is determined by reference to market values for similar instruments.

For those contracts designated as hedges the hedging relationship is documented at its inception. This documentation identifies the hedging instrument, the hedged item or transaction, the nature of the risk being hedged and how effectiveness will be measured throughout its duration. Such hedges are tested, both at inception to ensure they are expected to be effective and periodically throughout their duration to assess continuing effectiveness.

Cash flow hedges
For cash flow hedges, the effective portion of the gain or loss on the hedging instrument is recognised directly in equity, while the ineffective portion is recognised in profit or loss. Amounts taken to equity are transferred to the income statement when the hedged transaction affects profit or loss, such as when a forecast sale or purchase occurs. Where the hedged item is the cost of a non-financial asset or liability, the amounts taken to equity are transferred to the initial carrying amount of the non-financial asset or liability.

If a forecast transaction is no longer expected to occur, amounts previously recognised in equity are transferred to profit or loss. If the hedging instrument expires or is sold, terminated or exercised without replacement or rollover, or if its designation as a hedge is revoked, amounts previously recognised in equity remain in equity until the forecast transaction occurs and are transferred to the income statement or to the initial carrying amount of a non-financial asset or liability as above. If the related transaction is not expected to occur, the amount is taken to profit or loss.

Net investment hedges
These are used to hedge exposure to changes in the value of the Group's interests in the net assets of foreign operations. The portion of the gain or loss on the hedging instrument that is determined to be an effective hedge is recognised in shareholders' equity, with any ineffective portion recognised in the Income Statement.

Interest rate swaps
The interest rate swap contract has not been designated as a hedge and gains or losses arising on this contract are taken to the Income Statement.

Treasury shares
The Laird Group PLC shares held in the ESOP are classified in shareholders' equity as 'treasury shares' and are recognised at cost. Consideration received for the sale of such shares is also recognised in equity, with any difference between the proceeds from sale and the original cost being taken to revenue reserves. No gain or loss is recognised in the performance statements on the purchase, sale, issue or cancellation of equity shares.

Cash and cash equivalents
Cash and short-term deposits in the balance sheet comprise cash at bank and in hand and short-term deposits with an original maturity in three months or less.

For the purpose of the consolidated cash flow statement, cash and cash equivalents consist of cash and cash equivalents as defined above, net of outstanding bank overdrafts.

Inventories
Inventories are stated at the lower of cost or net realisable value. For finished goods and work in progress, cost includes directly attributable costs and certain overhead expenses (principally administration costs) are excluded. Net realisable value is determined as estimated selling price less all estimated costs of completion and costs to be incurred in marketing, selling, and distribution.

Notes to the financial statements (continued)
for the year ended 31 December 2006

note

2 Accounting policies (continued)

Provisions
These comprise liabilities of uncertain timing or amount. Provisions are recognised when the Group has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. Provisions for restructuring are recognised when the Group has approved a detailed and formal restructuring plan, and the restructuring has either commenced or has been publicly announced on or before the balance sheet date. Provisions are discounted where the time value of money is material.

New Standards and Interpretations not applied
The IASB and IFRIC have issued the following standards and interpretations with an effective date after the date of these financial statements:

International Accounting Standards (IAS/IFRS)		Effective date
IFRS 7	Financial Instruments: Disclosures	1 January 2007
IFRS 8	Operating Segments	1 January 2009
IAS 1	Amendment - Presentation of Financial Statements: Capital Disclosures	1 January 2007
International Financial Reporting Interpretations Committee (IFRIC)		
IFRIC 7	Applying the Restatement Approach under IAS 29 Financial Reporting in Hyperinflationary Economies	1 March 2006
IFRIC 8	Scope of IFRS 2	1 May 2006
IFRIC 9	Reassessment of Embedded Derivatives	1 June 2006
IFRIC 10	Interim Financial Reporting and Impairment	1 November 2006
IFRIC 11	IFRS 2 – Group and Treasury Share Transactions	1 March 2007
IFRIC 12	Service Concession Arrangements	1 January 2008

The Directors do not anticipate that the adoption of these standards and interpretations will have a material impact on the Group's financial statements in the period of initial application.

Upon adoption of IFRS 7, the Group will have to disclose additional information about its financial instruments, their significance and the nature and extent of risks that they give rise to. More specifically the Group will need to disclose the fair value of its financial instruments and its risk exposure in greater detail. There will be no effect on reported income or net assets.

note

3 Segmental analysis

Primary reporting format – business segments

	Laird Technologies 2006 £m	Laird Technologies 2005 £m	Laird Security Systems 2006 £m	Laird Security Systems 2005 £m	Total 2006 £m	Total 2005 £m
Continuing operations						
Revenue	**370.6**	259.4	**237.7**	230.9	**608.3**	490.3
Segment result before:	**55.4**	37.7	**27.8**	28.1	**83.2**	65.8
Amortisation of acquired intangible assets	**(6.1)**	(4.4)	**(1.0)**	–	**(7.1)**	(4.4)
Exceptional items	**–**	(5.9)	**–**	(9.6)	**–**	(15.5)
	49.3	27.4	**26.8**	18.5	**76.1**	45.9
Finance revenue					**2.1**	0.8
Fair value adjustment on interest rate swap					**0.2**	(1.1)
Finance costs					**(12.5)**	(11.2)
Other finance revenue/(costs) – pension					**0.5**	(0.1)
Profit before tax					**66.4**	34.3
Taxation					**(16.2)**	(9.0)
Profit for the year from continuing operations					**50.2**	25.3
Discontinued operations						
Revenue	**–**	–	**–**	18.4	**–**	18.4
Segment result	**–**	–	**–**	(0.2)	**–**	(0.2)
Loss on disposal	**–**	–	**–**	(7.8)	**–**	(7.8)
Loss before tax	**–**	–	**–**	(8.0)	**–**	(8.0)
Taxation	**–**	–	**–**	2.9	**–**	2.9
Loss for the year from discontinued operations	**–**	–	**–**	(5.1)	**–**	(5.1)
Loss before tax on prior year disposal *					**(2.1)**	–
Taxation *					**2.6**	–
					0.5	(5.1)
Profit for the year					**50.7**	20.2

*These relate to other business segments disposed of in years prior to 2006.

	Laird Technologies 2006 £m	Laird Technologies 2005 £m	Laird Security Systems 2006 £m	Laird Security Systems 2005 £m	Total 2006 £m	Total 2005 £m
Segment assets	**588.9**	488.8	**164.5**	139.1	**753.4**	627.9
Unallocated assets	**–**	–	**–**	–	**4.3**	0.5
Total assets	**588.9**	488.8	**164.5**	139.1	**757.7**	628.4
Segment liabilities	**79.3**	60.0	**33.9**	37.9	**113.2**	97.9
Unallocated liabilities						
– borrowings	**–**	–	**–**	–	**153.1**	172.0
– other	**–**	–	**–**	–	**82.7**	74.2
Total liabilities	**79.3**	60.0	**33.9**	37.9	**349.0**	344.1
Other segment items						
Capital expenditure	**20.7**	14.8	**6.3**	5.6	**27.0**	20.4
Acquisition of assets	**102.3**	23.7	**13.4**	8.3	**115.7**	32.0
Total additions	**123.0**	38.5	**19.7**	13.9	**142.7**	52.4
Depreciation	**8.0**	7.0	**5.3**	5.8	**13.3**	12.8
Amortisation of intangible assets	**7.0**	4.4	**1.0**	0.2	**8.0**	4.6

Notes to the financial statements (continued)
for the year ended 31 December 2006

note

3 Segmental analysis (continued)

There are no sales between primary reporting segments – all revenue arises from external sales.

Secondary reporting format - geographical segments
The Group manages its business segments on a global basis. The operations are based in four main geographical areas. The parent company is resident in the UK. The main operations in the principal territories are as follows:

UK, Continental Europe, North America, Asia and Rest of World.

The segment revenue analysis in the table below is based on the location of the customer. Segment assets and additions are based on location of production.

	Segment revenue		Segment assets		Total additions	
	2006 £m	2005 £m	**2006 £m**	2005 £m	**2006 £m**	2005 £m
Continuing operations						
United Kingdom	**131.4**	144.6	**97.7**	97.7	**6.6**	8.3
Continental Europe	**75.8**	59.3	**95.3**	57.8	**20.5**	1.9
North America	**212.4**	175.9	**416.7**	394.2	**99.8**	21.5
Asia	**179.5**	99.5	**143.7**	78.2	**15.8**	20.5
Rest of World	**9.2**	11.0	**-**	–	**-**	–
	608.3	490.3	**753.4**	627.9	**142.7**	52.2
Discontinued operations						
United Kingdom	**-**	17.6	**-**	–	–	0.1
Continental Europe	**-**	0.8	–	–	–	–
	–	18.4	–	–	–	0.1
Total continuing and discontinued	**608.3**	508.7	**753.4**	627.9	**142.7**	52.3
Unallocated	**-**	–	**4.3**	0.5	–	0.1
	608.3	508.7	**757.7**	628.4	**142.7**	52.4

4 Revenue

Revenue disclosed in the Income Statement is analysed as follows:

	2006 £m	2005 £m
Sale of goods		
Total	**608.3**	508.7
Less: from discontinued operations	**-**	(18.4)
Revenue	**608.3**	490.3
Finance revenue	**2.1**	0.8
Total revenue	**610.4**	491.1

No revenue was derived from exchanges of goods and services (2005, £nil).

5 Exchange rates

The results and cash flows of overseas subsidiaries are translated into sterling using weighted average rates of exchange for the year. The principal rates used were as follows:

	Average		Closing	
	2006	2005	**2006**	2005
Euros	**1.47**	1.46	**1.48**	1.45
US dollars	**1.85**	1.82	**1.96**	1.72
Renminbi	**14.70**	14.90	**15.28**	13.85

note

6 Operating profit before finance costs and tax

	2006 £m	2005 £m
Revenue	**608.3**	490.3
Cost of sales	**(453.5)**	(360.7)
Gross profit	**154.8**	129.6
Administration expenses	**(78.7)**	(83.7)
Operating profit before finance costs and tax	**76.1**	45.9

Included in administration expenses are £nil (2005, £15.5m) of exceptional items as described in note 7 to the financial statements and £7.1m (2005, £4.4m) of amortisation relating to acquired intangible assets.

	2006 Continuing operations £m	2005 Continuing operations £m	2005 Discontinued operations £m
Profit for the year is stated after charging the following items:			
Staff costs	**117.0**	126.1	3.5
Cost of inventories recognised as an expense (included in cost of sales)	**370.0**	289.4	11.1
Exceptional items	**–**	15.5	–
Research and development expenditure			
Incurred	**20.9**	16.0	–
Capitalised	**(3.8)**	(2.6)	–
Depreciation and amortisation			
Property, plant and equipment	**13.3**	12.0	0.8
Intangible assets	**8.0**	4.6	–
Operating lease rentals			
Hire of plant and machinery	**1.6**	2.5	–
Other	**8.0**	5.5	–
Auditors' remuneration *			
Audit fees			
– Group accounts	**0.2**	0.2	–
– Local statutory audit	**0.8**	0.7	–
Tax fees			
– Compliance services	**0.5**	0.5	–
– Planning services	**0.6**	0.6	–
Transaction support services	**–**	–	–
Other services	**–**	0.2	–

*In addition, fees of £1.0m (2005, £0.8m) for services largely in respect of acquisitions, disposals and the Rights Issue were paid to the auditors but not charged against operating profit. Total fees paid to the auditors were £3.1m (2005, £3.0m).

Notes to the financial statements (continued)
for the year ended 31 December 2006

note

7 Exceptional items

	2006 £m	2005 £m
Laird Technologies		
Flood costs, before insurance proceeds	–	4.5
Insurance proceeds	–	(1.3)
Restructuring costs	–	2.7
Laird Security Systems (UK)		
Plant closure and restructuring costs	–	4.8
Future rental costs for onerous lease	–	4.0
Loss on disposal of business	–	0.8
	–	15.5

Note
(a) There was a flood at a Laird Technologies plant during 2005. Asset write offs and clean up costs incurred in 2005 amounted to £4.5m. Insurance proceeds of £1.3m have been received.
(b) Laird Technologies incurred restructuring costs of £2.7m during 2005 largely as a result of the integration of acquired companies including the relocation of production from Sweden to Central Europe.
(c) Laird Security Systems incurred restructuring costs of £4.8m during 2005 largely relating to the closure of plants in the UK and the transfer of production to China.
(d) Following the sale of the business of Permacell Finesse, an onerous lease provision of £4.0m was made in 2005 for the site that the business occupied and which the Group retains.
(e) The total cash outlay for exceptional costs in 2006 was £0.5m (2005, £4.7m).
(f) The tax effect on exceptional items is £nil (2005, £3.6m).

8 Directors' emoluments

	2006 £m	2005 £m
Emoluments		
Fees	**0.2**	0.2
Salaries and benefits	**1.6**	1.6
Pension contributions	**0.3**	0.2
Performance incentive awards		
Bonuses	**1.0**	0.8
Share based payments	**0.7**	0.9
	3.8	3.7

Aggregate notional and other gains on the exercise of share options by directors have been disclosed in the Directors' remuneration report on pages 35 and 36.

9 Employees

	2006 Number	2005 Number
Average number of Group employees		
Laird Technologies	**8,133**	6,237
Laird Security Systems	**2,601**	2,641
	10,734	8,878
Discontinued operations	–	117
	10,734	8,995

The total number of Group employees at 31 December 2006 was 11,314 (2005, 9,192).

note

9 Employees (continued)

	2006 £m	2005 £m
Employee costs		
Wages and salaries	**99.8**	99.2
Social security costs	**11.0**	10.3
Other pension costs	**4.0**	4.4
Share based payments	**1.6**	1.6
	116.4	115.5

Compensation of key management personnel (excluding directors)

Key management personnel comprise members of the management teams for the Laird Technologies division, Laird Security Systems division and The Laird Group PLC as defined by IAS 24 "Related Party Disclosures".

	2006 £m	2005 £m
Short term employee benefits	**4.1**	4.0
Post employment benefits	**0.5**	0.4
Termination benefits	**–**	–
Share based payments	**0.5**	0.5
	5.1	4.9

10 Finance costs and revenues

	2006 £m	2005 £m
Interest expense		
Interest payable on bank loans and overdrafts	**5.5**	3.8
Interest payable on other loans	**6.3**	6.8
Other finance charges	**0.7**	0.6
Finance costs	**12.5**	11.2
Fair value adjustment on interest rate swap	**(0.2)**	1.1
	12.3	12.3
Interest income	**(2.1)**	(0.8)

Notes to the financial statements (continued)

for the year ended 31 December 2006

11 Taxation

	2006 £m	2005 £m
(a) Analysis of the tax charge / (credit) for the year		
Current tax		
UK corporation tax – continuing operations	**0.2**	3.0
– discontinued operations	**(0.2)**	–
UK corporation tax	**–**	3.0
Overseas tax– continuing operations	**11.1**	5.7
Adjustments in respect of prior years – continuing operations	**(0.5)**	(0.8)
– discontinued operations	**(1.4)**	(0.6)
Total current tax charge	**9.2**	7.3
Deferred tax		
Continuing operations	**8.3**	2.5
Discontinued operations	**(1.0)**	(2.3)
Adjustments in respect of prior years – continuing operations	**(2.9)**	(1.4)
Total deferred tax charge / (credit)	**4.4**	(1.2)
Tax charge in the income statement	**13.6**	6.1
The tax charge in the income statement is disclosed as follows:		
Tax charge on continuing operations	**16.2**	9.0
Tax credit on discontinued operations	**(2.6)**	(2.9)
	13.6	6.1

(b) Tax included in the statement of recognised income and expense

	2006 £m	2005 £m
The tax charge / (credit) is made up as follows:		
Current tax – exchange differences	**1.9**	(1.8)
Deferred tax		
Actuarial losses on retirement benefit obligations	**–**	2.0
Exchange differences	**(0.8)**	–
	1.1	0.2

note

11 **Taxation** (continued)

(c) Reconciliation of the total tax charge / (credit) for the year
The tax charge / (credit) in the income statement for the year is lower than the standard rate of corporation tax in the UK of 30% (2005, 30%). The differences are reconciled below:

	2006 £m	2005 £m
Profit before tax from continuing operations	**66.4**	34.3
Loss before tax from discontinued operations	**(2.1)**	(8.0)
Profit before tax	**64.3**	26.3
Profit before tax multiplied by the standard rate of corporation tax in the UK of 30% (2005, 30%)	**19.3**	7.9
Effects of:		
Expenses not deductible for tax purposes	**4.6**	2.6
Regional tax incentives	**(9.7)**	(6.1)
Overseas tax rate differences	**2.4**	2.6
Adjustments in respect of prior years	**(4.8)**	(2.8)
Unrelieved tax losses	**1.8**	1.5
Other	**–**	0.4
Total tax expense reported in the income statement	**13.6**	6.1

(d) Factors that may affect future tax charges

Since the Group operates internationally, it is subject to income taxes in many different tax jurisdictions. The Group's average expected tax rate is a weighted average of the tax rates in the tax jurisdictions in which the Group operates and may vary depending upon results in each jurisdiction.

12 **Discontinued operations**

	2006 £m	2005 £m
Results from discontinued operations:		
Revenue	**–**	18.4
Operating loss	**–**	(0.2)
Taxation	**–**	–
Loss after tax from discontinued operations	**–**	(0.2)
Profit / (loss) on disposal of businesses:		
Loss on current year disposals	**–**	(7.6)
Loss on prior year disposals	**(2.1)**	(0.2)
Taxation	**2.6**	2.9
Profit / (loss) after tax on disposals	**0.5**	(4.9)
Profit / (loss) from discontinued operations	**0.5**	(5.1)

Notes to the financial statements (continued)
for the year ended 31 December 2006

note

13 Earnings per share

The calculation of basic and diluted earnings per share is based on the profit for the year divided by the daily average of the number of shares in issue during the year. Diluted earnings per share is based on the same profits but with the number of shares increased to reflect the daily average effect of relevant share options granted but not yet exercised where performance conditions have been met and shares contingently issuable.

	2006 £m	2005 £m
Profit		
Profit after tax from continuing operations	**50.2**	25.3
Profit / (loss) from discontinued operations	**0.5**	(5.1)
Profit for the year	**50.7**	20.2

	Number of shares (m)	Number of shares (restated) (m)
Weighted average shares		
Basic weighted average shares	**189.2**	167.5
Options	**1.5**	1.5
Contingent shares	**–**	0.3
Diluted weighted average shares	**190.7**	169.3

	Pence	Pence
Earnings per share		
Basic from continuing operations	**26.5**	15.1
Diluted from continuing operations	**26.3**	14.9
Basic on profit for the year	**26.8**	12.1
Diluted on profit for the year	**26.6**	11.9

Comparative figures for weighted average number of shares and earnings per share have been restated after adjusting for the bonus element of the 4 for 17 Rights Issue in March 2006. The adjustment factor is 0.9429 calculated using 464p per share, being the closing price on 16 March 2006.

note

14 Underlying results

Underlying profit and earnings per share are shown as the Board considers them to be relevant guides to the performance of the Group. The tax charge for the year is equivalent to 18.1% (2005, 17.3%) of underlying profit before tax.

	2006 £m	2005 £m
Profit for the year	**50.7**	20.2
Loss before tax on discontinued operations	**2.1**	7.8
Taxation from discontinued operations	**(2.6)**	(2.9)
Taxation from continuing operations	**16.2**	9.0
Financial instruments – fair value adjustment	**(0.2)**	1.1
Exceptional items	**–**	15.5
Amortisation of acquired intangible assets	**7.1**	4.4
Underlying profit before tax	**73.3**	55.1
Underlying tax charge (see below)	**(13.3)**	(9.5)
Underlying earnings	**60.0**	45.6
Underlying earnings per share basic	**31.7p**	27.3p
Underlying earnings per share diluted	**31.5p**	27.0p

The underlying tax charge is calculated as follows:

Taxation from continuing operations	**(16.2)**	(9.0)
Adjustments to calculate underlying tax charge:		
Taxation on exceptional items	**–**	(3.6)
Deferred tax on acquired goodwill and intangible assets	**2.9**	3.1
Underlying tax charge	**(13.3)**	(9.5)

15 Dividends paid and proposed

On 16 March 2007 the Board declared, subject to approval from shareholders, a final dividend of 6.95p per share (2005, 6.45p). The final dividend will be paid on 22 June 2007 to shareholders registered on 25 May 2007. Dividends are recorded in the financial statements in the period in which they are declared, and approved as shown in the table below:

	Dividends paid		Dividends declared	
	2006 £m	2005 £m	**2006 £m**	2005 £m
Final 2004	**–**	9.6	**–**	–
Interim 2005	**–**	5.3	**–**	5.3
Final 2005	**12.8**	–	**–**	10.3
Interim 2006	**6.6**	–	**6.6**	–
Final 2006	**–**	–	**13.8**	–
	19.4	14.9	**20.4**	15.6

	Dividends paid		Dividends declared	
	2006 Pence	2005 Pence	**2006 Pence**	2005 Pence
Final 2004	**–**	6.05	**–**	–
Interim 2005	**–**	3.11	**–**	3.11
Final 2005	**6.45**	–	**–**	6.45
Interim 2006	**3.35**	–	**3.35**	–
Final 2006	**–**	–	**6.95**	–
	9.80	9.56	**10.30**	9.56

Notes to the financial statements (continued)
for the year ended 31 December 2006

note

16 Property, plant and equipment

	Land and buildings £m	Plant and machinery £m	Total £m
Cost			
At 1 January 2005	24.4	117.7	142.1
Additions	1.4	16.4	17.8
New businesses	0.8	1.6	2.4
Disposals	(1.0)	(29.1)	(30.1)
Foreign currency adjustment	2.0	9.3	11.3
At 31 December 2005	27.6	115.9	143.5
Additions	3.2	19.7	22.9
New businesses	0.6	3.7	4.3
Disposals	(2.1)	(3.9)	(6.0)
Foreign currency adjustment	(2.6)	(11.7)	(14.3)
At 31 December 2006	26.7	123.7	150.4
Accumulated depreciation			
At 1 January 2005	3.5	63.0	66.5
Charge for year	1.1	11.7	12.8
Disposals	(0.7)	(22.2)	(22.9)
Foreign currency adjustment	0.8	4.7	5.5
At 31 December 2005	4.7	57.2	61.9
Charge for year	1.3	12.0	13.3
Disposals	(0.3)	(3.1)	(3.4)
Foreign currency adjustment	(0.8)	(7.2)	(8.0)
At 31 December 2006	4.9	58.9	63.8
Net book value at 31 December 2006	**21.8**	**64.8**	**86.6**
Net book value at 31 December 2005	22.9	58.7	81.6
Net book value at 1 January 2005	20.9	54.7	75.6

note

17 Intangible assets

	Capitalised development costs £m	Goodwill £m	Customer relationships £m	Other acquired intangible assets £m	Total £m
Cost					
At 1 January 2005	–	314.5	12.9	16.7	344.1
Additions	2.6	–	–	–	2.6
Acquisition of businesses	–	11.8	11.4	0.4	23.6
Adjustments in respect of prior year acquisitions	–	1.2	–	–	1.2
Disposal of businesses	–	(0.7)	–	–	(0.7)
Foreign currency adjustment	0.1	28.1	2.0	2.1	32.3
At 31 December 2005	2.7	354.9	26.3	19.2	403.1
Additions	3.8	–	–	0.3	4.1
Acquisition of businesses in the year	–	63.3	34.3	9.7	107.3
Adjustments in respect of prior year acquisitions	–	3.2	–	–	3.2
Foreign currency adjustment	(0.3)	(38.3)	(4.5)	(2.7)	(45.8)
At 31 December 2006	6.2	383.1	56.1	26.5	471.9
Amortisation					
At 1 January 2005	–	29.5	0.5	0.7	30.7
Charge for the year	0.2	–	2.0	2.4	4.6
Disposal of businesses	–	–	–	–	–
Foreign currency adjustment	–	2.9	0.2	0.2	3.3
At 31 December 2005	0.2	32.4	2.7	3.3	38.6
Charge for the year	1.0	–	4.1	3.0	8.1
Foreign currency adjustment	–	(3.3)	(0.5)	(0.7)	(4.5)
At 31 December 2006	1.2	29.1	6.3	5.6	42.2
Net book value at 31 December 2006	**5.0**	**354.0**	**49.8**	**20.9**	**429.7**
Net book value at 31 December 2005	2.5	322.5	23.6	15.9	364.5
Net book value at 1 January 2005	–	285.0	12.4	16.0	313.4

Capitalised development costs

Internally generated assets arising from the capitalisation of qualifying development expenditure in 2006 typically have a finite expected useful life of less than 3 years. Capitalised development expenditure is amortised on a straight line basis. All amortisation charges for the year have been charged against operating profits. The total amount of research and development activity expensed during 2006 is £17.1m (2005, £13.4m). There is no indication of impairment for capitalised development costs.

Goodwill

Goodwill is not amortised, but is reviewed annually for indications of impairment in accordance with IAS 36. No indications of impairment to goodwill were identified.

Only the Laird Technologies group of cash generating units have a significant carrying value of goodwill £307m (2005, £277m), in comparison with the Group's total carrying amount of goodwill. The remainder of goodwill is allocated across multiple cash generating units, and the amount allocated to each unit is not significant in comparison with the Group's total carrying amount of goodwill. The aggregate carrying amount of goodwill allocated to these units is £47m. All of the recoverable amounts are based on value in use.

Notes to the financial statements (continued)
for the year ended 31 December 2006

note

17 Intangible assets (continued)

For Laird Technologies the key assumptions were:

- Projected cash flows for 2007, 2008, 2009, 2010, 2011 (2005: 2006, 2007 and 2008)
- The equity market risk premium, calculated as 4.0% (2005, 4.0%). This is an internally calculated figure, having been confirmed with external advisors as being reasonable
- Laird's beta, calculated as 1.1 (2005, 1.3). This is an internally calculated figure, having been confirmed with external advisors as being reasonable

The forecasts provided are based on figures approved internally for the 2007 budget, which also include estimates for 2008 to 2011. Cash flow for 2012 has been increased at a conservative rate estimate of 3% (2005, 3%) per annum. The cash flow figures were discounted using a pre-tax discount rate of 10.3% (2005, 10.3%).

Other acquired intangible assets
Assets in this class are amortised over their estimated useful lives on a straight line basis.

All amortisation charges for the year have been charged against operating profits.

The following useful lives have been determined for acquired intangible assets:

Brand names – 5 years

Trade secrets – 8 to 15 years

Trade marks and names – 5 to 15 years

Patents – the remaining duration of the 17 year legal right

Licence – the remaining duration of the 20 year legal right

Customer relationships – 10 years

The expected life assigned to acquired customer relationships is an estimate and is not secured by any legal obligation on the customer to continue business with the Group for any finite period. Other than goodwill, the Group does not hold any intangible assets with an indefinite life.

note

18 Business combinations

Acquisition of businesses in 2006
The Group purchased six businesses during the year for a total consideration of £114.2m and all of these purchases have been accounted for as acquisitions. All intangible assets were recognised at their respective fair values. The residual excess over the net assets acquired is recognised as goodwill in the financial statements.

Book and fair values of the net assets of businesses acquired, stated at rates of exchange at the date of acquisition were as follows:

	Book values £m	**Provisional fair values to the Group £m**
Property, plant and equipment	4.3	**4.2**
Intangible assets	–	**44.8**
Inventories	7.8	**7.6**
Trade and other receivables	17.8	**17.5**
Trade and other payables	(14.9)	**(14.9)**
Income tax payable	(1.1)	**(1.0)**
Deferred tax liabilities	(0.7)	**(8.7)**
Net assets acquired	13.2	**49.5**
Goodwill arising on acquisition		**64.7**
Consideration		**114.2**
Consideration satisfied by:		
Cash consideration (including transaction costs)		**(98.9)**
Deferred cash consideration		**(3.9)**
Net cash acquired		**0.9**
		(101.9)
Borrowings acquired		**(12.3)**
		(114.2)

As permitted under IFRS 3, the fair values assigned to acquisitions made in the year are provisional and may change during 2007 as two acquisitions were made in December 2006.

In March 2006, Balance UK, a UK based supplier of window balances for vertically sliding windows was acquired for a consideration of £3.3m, Bandlock Corporation, a US based supplier of custom PVC extrusions mainly for fenestration and door markets, was acquired for a consideration of £10.4m and Antenex, a US based supplier of wireless communications antennae was acquired for £10.1m. Also in March 2006, RecepTec, based in Germany and the USA, a supplier of wireless communications antennae was acquired for a consideration of £54.7m. In December 2006, Steward, which supplies ferrite based products for the electronics industry and is based in the USA, Mexico and China, was acquired for a consideration of £26.8m. Also in December 2006, Coolab AB, a Swedish based supplier of thermoelectric modules and cooling systems, was acquired for £8.9m. The Group has acquired a 100% interest in all of the acquisitions noted above. Profit before tax for the other entities acquired in the period totals £4.1m since acquisition. If all of the acquisitions noted above had been held for the full year, revenues would have been £39.5m higher at £647.8m and profits would have been £2.5m higher, at £53.2m.

There have been changes made during 2006 to the provisional fair values of £32.4m (2005, £164.1m) assigned to acquisitions made in 2005 and deferred consideration arising from prior year earn out agreements. The effect of these changes was to increase goodwill carried forward at 31 December 2006 by £3.2m (2005, £1.2m).

Details of all significant subsidiaries held by the Group are disclosed in the list of 'Principal subsidiaries' on page 84. After the balance sheet date the Group has acquired AeroComm Inc., Cushcraft Inc., and M2sys Co. Ltd for an aggregate consideration of £82.0m.

Acquisition of businesses in 2005
The Group purchased four businesses during 2005 for a total consideration of £32.4m and all of these purchases have been accounted for as acquisitions.

Notes to the financial statements (continued)
for the year ended 31 December 2006

note

18 Business combinations (continued)

Book and fair values of the net assets of businesses acquired in 2005, stated at rates of exchange at the date of acquisition were as follows:

	Book values £m	Provisional fair values to the Group £m
Property, plant and equipment	2.4	**2.4**
Intangible assets	–	**11.7**
Deferred tax assets	0.2	**0.2**
Inventories	6.0	**5.2**
Trade and other receivables	6.4	**6.4**
Trade and other payables	(3.8)	**(3.8)**
Income tax payable	(0.5)	**(0.5)**
Deferred tax liabilities	(1.0)	**(1.0)**
Net assets acquired	9.7	**20.6**
Goodwill arising on acquisition		**11.8**
Consideration		**32.4**
Consideration satisfied by:		
Cash consideration (including transaction costs)		**(34.3)**
Deferred cash consideration		**(2.7)**
Net cash acquired		**4.9**
		(32.1)
Borrowings acquired		**(0.3)**
		(32.4)

Cateron Corporation, a Taiwanese based supplier of EMI shielding, gaskets and tape, was acquired for a consideration of £10.4m in January 2005. Securidor Limited, a UK based manufacturer of composite doors, was acquired for a consideration of £5.5m in May 2005. Builders Hardware Inc., a supplier of window and door hardware in the USA, was acquired for a consideration of £5.8m in September 2005. Melcor Corporation, a US based manufacturer of thermoelectric modules and cooling systems, was acquired for a consideration of £10.7m in October 2005. The Group has acquired a 100% interest in all of the above acquisitions. Cateron's business operations have been integrated into Laird Technologies. Profit before tax of the other entities acquired in the period total £0.9m since acquisition. If the acquisitions noted above had been held for the whole of 2005 revenues from continuing operations for the Group would have been £14.0m higher, at £504.3m and profit before tax from continuing operations would have been £1.4m higher, at £35.7m in 2005.

There were changes made during 2005 to the provisional fair values of £164.1m assigned to acquisitions made in 2004 and deferred consideration arising from prior year earn out agreements. The effect of these changes was to increase goodwill carried forward at 31 December 2005 by £1.2m.

note

19 Inventories

	2006 £m	2005 £m
Raw materials and consumables	**30.4**	25.5
Work in progress	**5.1**	5.0
Finished goods	**34.1**	29.0
	69.6	59.5

Expenses relating to inventories written down during the period totalled £1.3m (2005, £2.2m).

20 Trade and other receivables

	2006 £m	2005 £m
Trade receivables	**109.9**	80.4
Other receivables	**9.9**	7.1
Prepayments and accrued income	**3.7**	9.5
	123.5	97.0

21 Cash

	2006 £m	2005 £m
Cash at bank and in hand	**44.0**	23.9

For the purpose of the consolidated cash flow statement, cash comprises the following at 31 December:

	2006 £m	2005 £m
Cash at bank and in hand	**44.0**	23.9
Bank overdrafts	**–**	(2.2)
	44.0	21.7

Notes to the financial statements (continued)
for the year ended 31 December 2006

note

22 Borrowings

Current:	2006 £m	2005 £m
Bank overdrafts	–	2.2
Short term borrowings	**1.1**	1.0
Acquisition related Loan Notes 2007	**3.6**	–
US Private Placement loans 2006	–	3.2
Finance lease obligations	**0.2**	0.3
	4.9	6.7
Non-current:		
Acquisition related Loan Notes 2008/2009	**7.3**	–
US Private Placement loans 2008/2014	**25.6**	29.1
US Private Placement loans 2014/2016	**71.0**	81.1
Other term loans	**44.2**	55.1
Finance lease obligations	**0.1**	–
	148.2	165.3
Total borrowings	**153.1**	172.0
Borrowings are repayable as follows:		
Within one year		
Bank	**1.1**	3.2
Other	**3.6**	3.2
Finance leases	**0.2**	0.3
Between one and two years		
Bank	–	–
Other	**9.1**	–
Finance leases	**0.1**	–
Between two and five years		
Bank	**44.2**	55.1
Other	**4.6**	7.3
Finance leases	–	0.1
In five years or more		
Bank	–	–
Other	**90.2**	102.8
Total borrowings	**153.1**	172.0

Notes

(a) There are no borrowings secured on the assets of subsidiary undertakings (2005, £nil).

(b) US Private Placement loans, arising from private placements of debt with US insurance companies, comprise $50m repayable between 2008 and 2014 at an average fixed rate of interest of 7.42% and $140m repayable between 2014 and 2016 at an average fixed rate of interest of 5.64%.

(c) The Group had committed bilateral revolving bank loan facilities of £195m which were underwritten in excess of four years. Drawings by Group companies under these facilities were £44.2m (2005, £55.1m). Although these drawings are repayable within one year they are classified as long term as they can be refinanced under the terms of the facilities.

(d) Ancillary costs incurred in connection with the arrangement of borrowings are amortised over the term of the facility, using the effective interest rate method.

note

23 Operating lease commitments – minimum lease payments

Commitments under non-cancellable operating leases:	2006 Land and buildings £m	2006 Other £m	2005 Land and buildings £m	2005 Other £m
Within one year	**8.6**	**1.2**	6.0	1.5
Later than one year and less than five years	**20.3**	**0.8**	15.5	1.4
After five years	**16.5**	**–**	15.8	0.2
	45.4	**2.0**	37.3	3.1

24 Trade and other payables

	2006 £m	2005 £m
Trade payables	**71.9**	50.1
Social security costs	**1.5**	2.2
Other payables	**21.8**	30.3
Accruals and deferred income	**13.0**	13.3
	108.2	95.9

25 Deferred taxes

Deferred tax assets

	2006 £m	2005 £m
Temporary differences	**0.1**	0.3

Deferred tax liabilities

	2006 £m	2005 £m
Accelerated capital allowances	**33.3**	22.1
Tax losses carried forward	**(2.7)**	(4.2)
Chargeable gains	**0.7**	2.8
Other temporary differences	**2.4**	2.4
	33.7	23.1

Movements on deferred tax liabilities during the year were:

	Accelerated tax depreciation £m	Losses £m	Rolled over gains £m	Other £m	Total £m
At 1 January 2006	22.1	(4.2)	2.8	2.4	23.1
Acquisitions	0.1	–	–	0.2	0.3
Charged to the Income Statement	4.6	1.4	(2.1)	0.5	4.4
Charged to the statement of recognised income and expense	–	–	–	(0.8)	(0.8)
Fair value of intangible assets	8.1	–	–	0.4	8.4
Foreign exchange	(1.5)	0.1	–	(0.3)	(1.7)
At 31 December 2006	33.4	(2.7)	0.7	2.4	33.7

Notes to the financial statements (continued)
for the year ended 31 December 2006

note

25 Deferred taxes (continued)

Deferred tax assets have been established in respect of tax losses and other temporary differences where it is probable that these assets will be recovered.

Deferred tax assets have not been established on pension deficits of £10.9m (2005, £16.4m), or trading losses of £11.0m (2005, £4.7m) where it is unlikely that future relief would be available at the balance sheet date.

No deferred tax has been recognised on the unremitted earnings of overseas subsidiaries. The taxable temporary difference associated with investments in subsidiaries, for which a deferred tax liability has not been recognised aggregate to £0.5m (2005, £0.8m).

26 Other non-current liabilities

	2006 £m	2005 £m
Other creditors	**5.9**	1.3
Accruals and deferred income	**–**	0.1
	5.9	1.4

27 Provisions

	Warranty claims £m	Onerous lease £m	Other £m	Total £m
At 1 January 2006				
Current	–	–	–	–
Non-current	7.3	4.0	3.2	14.5
	7.3	4.0	3.2	14.5
Provided	–	–	1.8	1.8
Utilised	(4.2)	(0.3)	(1.1)	(5.6)
Foreign currency adjustment	–	–	(0.2)	(0.2)
At 31 December 2006	3.1	3.7	3.7	10.5
Analysed as:				
Current	–	0.3	0.6	0.9
Non-current	3.1	3.4	3.1	9.6
	3.1	3.7	3.7	10.5

Warranty claims are in respect of potential warranty and other claims arising from the disposal of businesses.

Onerous lease provisions relate to the sale of the Permacell Finesse business as described in note 7. The provision has been discounted and is stated at its present value.

Other provisions consist mostly of amounts provided in respect of events arising from trade and various other provisions from Group companies that do not fit into distinct categories. The timing of cash outflows for warranty claims and other provisions are by their nature uncertain and dependent upon the outcome of related events. The best estimates are shown in the table above.

note

28 Financial instruments

Financial assets

The financial assets of the Group comprised:

	2006 £m	2005 £m
Cash and cash equivalents	**44.0**	23.9
Trade and other receivables	**123.5**	97.0
Other non-current assets	**3.5**	1.3
	171.0	122.2

Financial liabilities

The financial liabilities of the Group comprised:

	2006 £m	2005 £m
Trade and other payables	**108.2**	95.9
Borrowings	**153.1**	172.0
Derivative financial instruments	**1.5**	1.4
Other non-current liabilities	**5.9**	1.4
	268.7	270.7

Interest rate and currency profile

The Group's policy is to maintain an appropriate balance between variable and fixed interest rate borrowings. Interest rate swaps and similar instruments are used to manage interest costs. $70.0m (£35.8m) of US Private Placement loans were swapped from fixed to variable interest rates for a five year term, expiring in 2009.

Notes to the financial statements (continued)

for the year ended 31 December 2006

note

28 **Financial instruments (continued)**

Interest rate risk profile of financial assets and liabilities

The interest rate profile of the financial assets and liabilities of the Group as at 31 December 2006 is as follows:

	Within 1 year	1 – 2 Years	2 – 3 Years	3 – 4 Years	4 – 5 Years	More than 5 years	Total
Fixed rate							
$12.5m Loan Notes at 7.24% due 2008	–	6.4	–	–	–	–	6.4
$25m Loan Notes at 7.44% due 2012	–	–	–	–	–	12.8	12.8
$97m Loan Notes at 5.59% due 2014	–	–	–	–	–	49.2	49.2
$12.5m Loan Notes at 7.55% due 2014	–	–	–	–	–	6.4	6.4
$43m Loan Notes at 5.76% due 2016	–	–	–	–	–	21.8	21.8
$2m Loan Notes at 5% due 2007	1.0	–	–	–	–	–	1.0
Finance lease obligations	0.2	0.1	–	–	–	–	0.3
Sub Total	1.2	6.5	–	–	–	90.2	97.9
Floating rate							
Cash	(44.0)	–	–	–	–	–	(44.0)
Bank overdrafts	–	–	–	–	–	–	–
Bilateral revolving bank loans	–	–	–	–	44.2	–	44.2
$19m floating rate Loan Notes	2.6	2.7	4.6	–	–	–	9.9
Short term bank loans	1.1	–	–	–	–	–	1.1
Forward currency contracts	0.3	–	–	–	–	–	0.3
Interest rate swaps*	–	–	1.2	–	–	–	1.2
Sub Total	(40.0)	2.7	5.8	–	44.2	–	12.7
Total interest bearing assets and liabilities							110.6
Non interest bearing assets and liabilities							(12.9)
							97.7

*the effect of the interest rate swaps is discussed overleaf.

note

28 Financial instruments (continued)

The interest rate profile of the financial assets and liabilities of the Group as at 31 December 2005 is as follows:

	Within 1 year	1 – 2 Years	2 – 3 Years	3 – 4 Years	4 – 5 Years	More than 5 years	Total
Fixed rate							
$5.5m Loan Notes at 9.55% due 2006	3.2	–	–	–	–	–	3.2
$12.5m Loan Notes at 7.24% due 2008	–	–	7.3	–	–	–	7.3
$25m Loan Notes at 7.44% due 2012	–	–	–	–	–	14.5	14.5
$97m Loan Notes at 5.59% due 2014	–	–	–	–	–	56.2	56.2
$12.5m Loan Notes at 7.55% due 2014	–	–	–	–	–	7.2	7.2
$43m Loan Notes at 5.76% due 2016	–	–	–	–	–	24.9	24.9
Finance lease obligations	0.3	0.1	–	–	–	–	0.4
Sub Total	3.5	0.1	7.3	–	–	102.8	113.7
Floating rate							
Cash	(23.9)	–	–	–	–	–	(23.9)
Bank overdrafts	2.2	–	–	–	–	–	2.2
Bilateral revolving bank loans	–	–	–	–	55.1	–	55.1
Short term bank loans	1.0	–	–	–	–	–	1.0
Interest rate swaps*	–	–	–	1.4	–	–	1.4
Sub Total	(20.7)	–	–	1.4	55.1	–	35.8
Total interest bearing assets and liabilities							149.5
Non interest bearing assets and liabilities							(1.0)
							148.5

*the effect of the interest rate swaps is discussed below.

Interest on financial instruments classified as floating rate is repriced at intervals of less than one year. Interest on financial instruments classified as fixed rate is fixed until the maturity of the instrument.

Interest rate swaps
The Group holds an interest rate swap contract to manage interest rate exposure with an underlying notional principal amount of $70m. The contract is disclosed in accordance with IAS 32 and accounted for in accordance with IAS 39. The contract has not been designated as a hedge and the increase in the fair value during 2006 of £0.2m, has been taken to the Income Statement.

note

28 Financial instruments (continued)

Cash flow hedges

At 31 December 2006 the Group held 34 (2005, nil) forward foreign exchange contracts designated as hedges of expected future purchases from overseas suppliers. The forward currency contracts are being used to hedge the foreign currency risk of these purchases. The terms of these contracts are for the Group to purchase a total of US$22,750,000 between 3 January 2007 and 27 September 2007 at an average exchange rate of £/US$ 1.9093. The fair value movement in the period on these contracts was a loss of £0.3m (2005, £nil).

The currency profile of the **financial assets** of the Group is set out below:

As at 31 December 2006

	At fixed interest rates £m	At floating interest rates £m	No interest receivable £m	Total £m
Sterling	**–**	**9.8**	**26.2**	**36.0**
US dollar	**–**	**16.8**	**56.8**	**73.6**
Euro	**–**	**4.8**	**8.9**	**13.7**
Renminbi	**–**	**9.2**	**22.8**	**32.0**
Other	**–**	**3.4**	**12.3**	**15.7**
	–	**44.0**	**127.0**	**171.0**

As at 31 December 2005

	At fixed interest rates £m	At floating interest rates £m	No interest receivable £m	Total £m
Sterling	–	0.6	21.4	22.0
US dollar	–	10.9	46.2	57.1
Euro	–	1.5	5.5	7.0
Renminbi	–	8.0	16.2	24.2
Other	–	2.9	9.0	11.9
	–	23.9	98.3	122.2

note

28 Financial instruments (continued)

The currency profile of the **financial liabilities** of the Group is set out below:

As at 31 December 2006

	At fixed interest rates £m	At floating interest rates £m	No interest payable £m	Total £m
Sterling	**0.3**	**0.6**	**31.6**	**32.5**
US dollar	**97.6**	**38.2**	**36.1**	**171.9**
Euro	**–**	**–**	**18.0**	**18.0**
Renminbi	**–**	**0.3**	**12.5**	**12.8**
Other	**–**	**17.6**	**15.9**	**33.5**
	97.9	**56.7**	**114.1**	**268.7**

As at 31 December 2005

	At fixed interest rates £m	At floating interest rates £m	No interest payable £m	Total £m
Sterling	0.4	31.3	29.9	61.6
US dollar	113.3	18.2	35.5	167.0
Euro	–	–	2.1	2.1
Renminbi	–	0.2	19.2	19.4
Other	–	8.6	12.0	20.6
	113.7	58.3	98.7	270.7

Currency exposures

The Group's revenues and profits are affected by currency movements on translating overseas revenues and profits into sterling for reporting purposes. The actual translation effects on cross border transactions which involve the sale of goods and services in currencies foreign to a Group entity are not significant taking into account that a number of currencies are pegged to the US dollar. The Group's policy is for subsidiaries to take out forward foreign exchange contracts to cover their net transaction exposures to foreign currencies.

The Group does not have any significant transactional currency exposures on financial assets and liabilities on which net currency gains and losses would be recognised in the Income Statement.

Net investment hedging

Included in borrowings are US $193.2m of debt (£98.7m) which have been designated as a hedge of the net investments in the United States subsidiaries, Czk 361.3m (£8.8m) designated as a hedge of the net investment in the Czech Republic subsidiary and Sek 115.1m (£8.6m) designated as a hedge of the net investment in Swedish subsidiaries. These amounts are being used to hedge the Group's exposure to foreign exchange risk on these investments. Gains or losses on the retranslation of the borrowings are transferred to equity to offset any gains or losses on translation of the net investments in the subsidiaries.

Credit risk

Laird Technologies' customer base is largely focused in the global electronics market where it has leading positions in its principal products with customers who themselves have significant market shares. Inevitably, this results in levels of business and trade receivables that are material in the overall Group context.

note

28 **Financial instruments (continued)**

Maturity of financial assets as at 31 December

	2006 £m	2005 £m
In one year or less	**167.5**	120.9
Between one and two years	**3.5**	1.3
	171.0	122.2

Maturity of financial liabilities as at 31 December

	2006 £m	2005 £m
In one year or less	**114.6**	102.6
Between one and two years	**12.1**	1.5
Between two and three years	**5.8**	7.3
Between three and four years	**–**	1.4
Between four and five years	**44.2**	55.1
Greater than five years	**92.0**	102.8
	268.7	270.7

Undrawn committed borrowing facilities
The Group's financial policy is to maintain committed borrowing facilities, which provide substantial headroom over and above its day to day borrowing requirements.

The undrawn committed facilities available at 31 December were as follows:

	2006 £m	2005 £m
Expiring between four and five years	**150.8**	139.5
	150.8	139.5

Loan covenants
The principal covenants in the Group's committed loan facilities and loan note agreements that place restrictions on net borrowings are based on UK GAAP and are set out below:

Interest cover
The interest cover covenant is for earnings before exceptional items, interest, tax and amortisation ("EBITDA") to be not less than 2.5 times interest payable.

Net borrowings: EBITDA ratio
Net borrowings must not exceed 3.5 times earnings before depreciation, amortisation, exceptional items, interest and tax.

Consolidated net worth
The ratio of consolidated net worth to net debt must not exceed 1.25. Net worth is defined as Shareholders' funds plus goodwill amortised or written off since 31 December 1995. Additionally net worth must not fall below £130m or fall in excess of 40% in any one fiscal year.

The Group was in compliance with the covenants detailed above at 31 December 2006.

Fair value of financial instruments
The US Private Placement loans with a book value of £96.6m have an estimated fair value of £96.0m (2005, £115.1m) which has been calculated by discounting cash flows at prevailing coupon rates as at 31 December 2006.

There are no material differences between fair value and book value on any of the other financial instruments.

note

29 Authorised and issued share capital

Authorised	2006 £m	2005 £m
280,000,000 (2005, 240,000,000) ordinary shares of 25p each	**70.0**	60.0

Issued and fully paid	2006 Shares	2006 £m	2005 Shares	2005 £m
Ordinary shares of 25p each				
At 1 January	**159,780,676**	**40.0**	157,927,259	39.5
Issued by Right	**37,602,512**	**9.4**	–	–
Issued for deferred consideration	**323,667**	**–**	72,417	0.1
Issued for exercise of share options	**467,990**	**0.1**	1,781,000	0.4
At 31 December	**198,174,845**	**49.5**	159,780,676	40.0

During the year the issued share capital was increased by the issue of 38,394,169 ordinary shares with a nominal value of £9,598,542 for a consideration of £124,820,944. On 16 March 2006 the Company announced a 4 for 17 Rights Issue at 325 pence per new share. The Rights Issue raised £122.2m and Issue expenses were £4.8m. On 2 June 2006 323,667 ordinary shares were issued as part deferred consideration for the acquisition of Centurion Wireless Technologies, Inc. with a value of £1,484,013. 132,564 ordinary shares were issued under the Company's 1994 executive share option scheme for a consideration of £432,981 and 335,426 ordinary shares were issued under the Company's 2003 executive share option scheme for a consideration of £691,095. 198,174,845 ordinary shares of 25p each were in issue at the year end (2005, 159,780,676).

At 31 December 2006 options to subscribe for 3,261,420 ordinary shares at prices between 135p and 458p were outstanding under the Company's executive share option schemes. Options outstanding under the schemes are held by 48 individuals and are exercisable at various times up to 19 March 2015. No further options have been granted since the year end.

30 Share based payments

The Directors' remuneration report on pages 34 and 35, sets out the general terms and conditions including vesting requirements for all share based payment schemes; the Long Term Incentive Plan (LTIP), the 1994 Share Option Scheme and the 2003 Executive Share Option Plans.

All share based payments are equity settled. An expense of £1.6m was recognised in the year (2005, £1.6m) before employer's national insurance and was based on the fair value of the LTIPs shares awarded and the share options granted.

The schemes were amended to take account of the Rights Issue in 2006. The number of shares outstanding at the date of the Rights Issue were increased by a factor of 1.0605 and the exercise price of any options was adjusted by a factor of 0.9429. These factors were calculated using 464p, being the closing price on the date of 16 March 2006. Any historic figures in the tables that follow have been adjusted where necessary by these factors.

The following table shows the number of LTIP awards in issue at the beginning of the year, and those granted during the year.

	2006 Number	2005 Number
Granted in 2003	**513,289**	513,289
Granted in 2004	**455,703**	455,703
Granted in 2005	**533,441**	–
Outstanding as at 1 January	**1,502,433**	968,992
Granted during the year	**602,900**	533,441
Lapsed during the year	**(608,105)**	–
Vested and exercised during the year	**(257,706)**	–
Outstanding as at 31 December	**1,239,522**	1,502,433

Of the 1,239,522 shares outstanding at 31 December 2006, 255,583 had vested but had not been exercised.

Notes to the financial statements (continued)
for the year ended 31 December 2006

note

30 Share based payments (continued)

The following table shows the number and weighted average exercise price (WAEP) of, and movements in share options issued under the 1994 Share Option Scheme.

	2006 Number	2006 WAEP (p)	2005 Number	2005 WAEP (p)
Outstanding as at 1 January				
Option prices 132-236p	**290,443**	**158**	1,514,943	163
Option prices 237-330p	**196,193**	**291**	568,193	243
Option prices 331-431p	**241,796**	**399**	324,796	394
	728,432	**274**	2,407,932	213
Exercised				
Option prices 132-236p	**-**	**-**	(1,224,500)	164
Option prices 237-330p	**(74,235)**	**289**	(372,000)	275
Option prices 331-431p	**(58,329)**	**375**	–	-
Expired	**(26,513)**	**431**	(83,000)	380
Forfeited	**(42,420)**	**402**	–	–
	526,935	**243**	728,432	274
Outstanding as at 31 December				
Option prices 132-236p	**290,443**	**159**	290,443	158
Option prices 237-330p	**121,958**	**293**	196,193	291
Option prices 331-431p	**114,534**	**403**	241,796	399
	526,935	**243**	728,432	274
Exercisable at 31 December	**526,935**	**243**	728,432	274

As at 1 January, options over 236,357 shares (2005, 236,257 shares) and at 31 December options over 236,357 shares (2005, 236,357 shares) were issued and a charge recognised in accordance with IFRS 2 and resulted in a charge against profits. The balance of the share options were granted prior to 7 November 2002 and do not result in a charge against profits in accordance with the transitional arrangements of IFRS 2. The weighted average share price at the date of exercise for the options exercised was 383p (2005, 353p). For the share options outstanding at 31 December 2006, the weighted average remaining contractual life is 4.0 years (2005, 4.3 years).

The following table shows the number and weighted average exercise price (WAEP) of, and movements in share options issued under the 2003 Executive Share Option Plan.

note

30 **Share based payments** (continued)

	2006 Number	**2006 WAEP (p)**	2005 Number	2005 WAEP (p)
Outstanding as at 1 January				
Option prices 132-236p	**962,213**	**195**	1,072,213	196
Option prices 237-323p	**1,994,497**	**298**	1,005,536	272
Option prices 324-458p	**–**	**–**	–	–
	2,956,710	**265**	2,077,749	233
Issued	**398,000**	**458**	1,088,961	324
Exercised				
Option prices 132-236p	**(285,611)**	**195**	(110,000)	207
Option prices 237-323p	**(49,815)**	**269**	(74,500)	296
Option prices 324-458p	**–**	**–**	–	–
Forfeited	**(284,799)**	**332**	(25,500)	343
	2,734,485	**293**	2,956,710	265
Outstanding as at 31 December				
Option prices 132-236p	**676,602**	**195**	962,213	195
Option prices 237-323p	**1,723,883**	**299**	1,994,497	298
Option prices 324-458p	**334,000**	**458**	–	–
	2,734,485	**293**	2,956,710	265
Exercisable at 31 December	**676,602**	**195**	20,000	239

All options in the table above were recognised in accordance with IFRS 2 as noted above. The weighted average share price at the date of exercise for the options exercised was 380p (2005, 345p). For the share options outstanding at 31 December 2006, the weighted average remaining contractual life is 7.6 years (2005, 8.3 years). 149,532 options (2005, 202,532) in the price range 132p to 236p, 504,282 options (2005, 596,653) in the price range 237p to 323p and 334,000 options (2005, nil) in the price range 324p to 458p are subject to the higher performance targets set out in the table on page 35 of the Directors' remuneration report.

The fair value of LTIP shares awarded is estimated as at the date of award, using a Monte Carlo simulation technique, taking into account the terms and conditions upon which the LTIPs shares were awarded including the market based performance conditions set out in the Directors' remuneration report.

The fair value of share options granted is estimated as at the date of grant using a binomial lattice method of calculation, taking into account the terms and conditions upon which share options were granted. The non-market company performance conditions set out in the Directors' remuneration report are not taken into account when estimating the fair value.

The weighted average fair value of LTIP awards during the year was 317p (2005, 184p) and of share options granted during the year was 119p (2005, 102p).

The following table lists the inputs to the valuation models for the years ended 31 December 2005 and 31 December 2006.

	LTIP 2006	LTIP 2005	**ESOP 2006**	ESOP 2005
Dividend Yield (%)	**2.75**	3.25	**2.75**	3.25
Expected Share Price volatility (%)	**25**	35	**25**	35
Expected comparator volatility (%)	**30**	40	**n/a**	n/a
Risk-free interest rate (%)	**n/a**	n/a	**4.7**	4.8
Expected life of LTIP/option (years)	**3.0**	3.0	**7.0**	7.5
Weighted average share price (p)	**460.3**	342.5	**460.3**	342.5

The expected life of the share based payments is based on historical data and is not necessarily indicative of exercise patterns that may occur.

The expected volatility of the LTIP shares is based on historical volatility; average of monthly activity over the last three years. Expected volatility reflects the assumptions that the historical volatility is indicative of future trends, which may not necessarily prove to be the actual outcome. Dividends are not payable on the LTIP shares prior to vesting and this is taken into account in calculating the fair value.

For the share option schemes, no allowance is considered necessary for leavers pre-vesting.

Notes to the financial statements (continued)

for the year ended 31 December 2006

note

31 Reconciliation of movements in equity

	Ordinary share capital £m	Share premium £m	Retained earnings £m	Translation reserve £m	Treasury shares £m	Total £m
At 1 January 2005	39.5	152.2	121.1	(50.1)	(2.9)	259.8
Total recognised income and expense for the year	–	–	12.1	21.7	–	33.8
Exercise of share options	0.5	3.0	–	–	–	3.5
Issue of shares on acquisition of businesses	–	0.3	–	–	–	0.3
Share based payments	–	–	1.6	–	–	1.6
Treasury shares			–	–	0.2	0.2
Dividends paid	–	–	(14.9)	–	–	(14.9)
At 1 January 2006	40.0	155.5	119.9	(28.4)	(2.7)	284.3
Total recognised income and expense for the year	–	–	53.5	(30.6)	–	22.9
Issue of shares – Rights Issue	9.4	108.2	–	–	–	117.6
Exercise of share options	0.1	0.9	–	–	–	1.0
Issue of shares on acquisition of businesses	–	1.4	–	–	–	1.4
Share based payments	–	–	1.6	–	–	1.6
Purchase of treasury shares	–	–	–	–	(0.7)	(0.7)
Grant of LTIPs	–	–	(0.7)	–	0.7	–
Dividends paid	–	–	(19.4)	–	–	(19.4)
At 31 December 2006	49.5	266.0	154.9	(59.0)	(2.7)	408.7

The investment in Laird shares as held by the Company ESOP Trust as described on page 37 of the Directors' remuneration report are treated for accounting purposes as treasury shares. At 31 December 2006 the Trust held 996,118 shares (2005, 1,015,000 shares) of which 255,583 relate to the Long Term Incentive Plan, the remaining shares are unallocated. The shares held by the Trust had a total market value at that date of £4.1m (2005, £4.3m).

note

32 **Additional cash flow information**

Cash generation from operations

Continuing operations	**2006 £m**	2005 £m
Net profit after taxation	**50.2**	25.3
Depreciation and other non-cash items		
Depreciation	**13.2**	12.0
Amortisation of capitalised development costs	**1.0**	0.2
Exceptional fixed asset write-downs	**–**	2.0
Exceptional inventory write-downs	**–**	2.1
Exceptional loss on disposal of business	**–**	0.7
Profit on disposal of fixed assets	**(0.7)**	–
Capitalised development costs	**(3.5)**	(2.6)
Share based payments	**1.6**	1.6
Amortisation of acquired intangible assets	**7.1**	4.4
Financial instruments – fair value adjustment	**(0.2)**	1.1
Pension charges	**1.0**	1.3
Other net finance costs	**9.9**	10.4
Taxation	**16.2**	9.0
Pension contributions	**(3.2)**	(7.6)
Changes in working capital		
Inventories	**(6.8)**	(0.3)
Trade and other receivables	**(19.4)**	(9.3)
Trade, other payables and provisions	**14.4**	5.5
Cash generated from continuing operations	**80.8**	55.8
Discontinued operations		
Net profit / (loss) after taxation	**0.5**	(5.1)
Taxation	**(2.6)**	(2.9)
Loss on disposal of businesses before taxation	**2.1**	7.8
Depreciation	**–**	0.8
Changes in working capital	**–**	(3.4)
Cash flow from discontinued operations	**–**	(2.8)
Cash generated from operations	**80.8**	53.0

Notes

(a) The working capital movement from continuing operations in 2006 includes a £0.5m outflow in respect of exceptional items provided for in 2005. In 2005 the working capital movement from continuing operations was reduced by provisions for exceptional items of £5.0m largely relating to an onerous lease provision.

note

32 Additional cash flow information (continued)

Net cash outflow on acquisitions and disposals

	2006 £m	2005 £m
Acquisition of businesses		
Consideration:		
Cash consideration	**(97.6)**	(34.1)
Net cash acquired	**0.9**	4.9
	(96.7)	(29.2)
Deferred consideration paid	**(5.3)**	(6.5)
Net cash outflow on acquisition of businesses	**(102.0)**	(35.7)
Borrowings acquired	**(11.6)**	(0.3)
Disposal of businesses		
Consideration:		
Net cash consideration	**(8.5)**	6.9
Net cash disposed of	**–**	–
Net cash (outflow) / inflow on disposal of businesses	**(8.5)**	6.9

Analysis of movements in net borrowings

Period to 31 December 2006	At 1 January 2006 £m	Cash flow £m	Acquisitions £m	Non-cash changes £m	Exchange differences £m	At 31 December 2006 £m
Cash at bank	**23.9**	**22.5**	**–**	**–**	**(2.4)**	**44.0**
Overdrafts	**(2.2)**	**2.2**	**–**	**–**	**–**	**–**
Loans due within one year	**(4.2)**	**3.0**	**(4.0)**	**–**	**0.5**	**(4.7)**
Loans due after more than one year	**(165.0)**	**8.1**	**(7.6)**	**–**	**16.4**	**(148.1)**
Finance leases	**(0.6)**	**0.3**	**–**	**–**	**–**	**(0.3)**
Total	**(148.1)**	**36.1**	**(11.6)**	**–**	**14.5**	**(109.1)**

Period to 31 December 2005	At 1 January 2005 £m	Cash flow £m	Acquisitions £m	Non-cash changes £m	Exchange differences £m	At 31 December 2005 £m
Cash at bank	22.2	(0.5)	–	–	2.2	23.9
Overdrafts	(1.6)	(0.2)	–	–	(0.4)	(2.2)
Loans due within one year	(4.7)	4.0	–	(3.0)	(0.5)	(4.2)
Loans due after more than one year	(133.8)	(20.3)	(0.1)	3.0	(13.8)	(165.0)
Finance leases	(0.7)	0.3	(0.2)	–	–	(0.6)
Total	(118.6)	(16.7)	(0.3)	–	(12.5)	(148.1)

note

33 Post balance sheet events

The following non-adjusting events occurred after the balance sheet date but before the financial statements were approved:

On 24 January 2007 the Group acquired AeroComm for a cash consideration of £19.1m on a debt free basis. On 26 February 2007 the Group acquired M2sys Company Limited, for a cash consideration of £17.0m on a debt free basis and Cushcraft Inc., for a cash consideration of £45.9m on a debt free basis.

34 Capital commitments

	2006 £m	2005 £m
Future capital expenditure not provided in the accounts		
Contracts placed	**6.9**	4.1

35 Contingent liabilities

There are legal claims against the Company or its subsidiary undertakings but none where the Board takes the view that it is likely that damages will be awarded against the Group which would have a materially adverse effect on its financial position.

36 Retirement benefit obligations

Pension schemes
The Group operates a number of pension schemes of both the defined benefit and defined contribution types.

Approximately 400 (2005, 500) employees are members of seven different defined benefit schemes and these schemes have approximately 1,900 (2005, 1,900) deferred and current pensioners. The employer contributions made to these schemes during the year was £3.2m (2005, £7.6m).

The total assessed value of the schemes' assets at 31 December 2006 at their market value is estimated at £83.2m (2005, £78.2m) and the liabilities estimated at £93.2m (2005, £94.6m). The resultant aggregate net pension liability under IAS 19 is £10.9m (2005, £16.4m), having taken into account the disallowed assets which relate to the surplus in the Group's US Laird Technologies plan. Since last year equity markets have risen and coupled with the increase in corporate bond yields which has reduced the value of discounted liabilities, this has resulted in a reduced net pension liability.

The market value of the schemes' assets, the present value of the schemes' liabilities and the net pension liability under IAS 19 at 31 December were as follows:

	2006 £m	2005 £m
Annuities	**10.3**	10.2
Equities	**45.5**	41.6
Gilts and bonds	**27.3**	20.8
Other including cash	**0.1**	5.6
Total market value of assets	**83.2**	78.2
Present value of scheme liabilities	**(93.2)**	(94.6)
Funded status	**(10.0)**	(16.4)
Disallowed assets	**(0.9)**	–
Deficit in the schemes	**(10.9)**	(16.4)

There are minor variations in the assumptions used by the different actuaries employed to value the separate schemes. The expected long term rates of return on gilts and bonds are estimated at 4.8% per annum (2005, 4.4%) and those for equities at 7.8% per annum (2005, 7.8%). The returns on the annuities match the relevant liabilities.

Asset return assumptions have been derived by considering best estimates for the expected long term real rates of return from the main asset classes. For gilts and corporate bonds, a return in line with the returns available in the markets for these assets has been assumed. For equities, a higher rate of return than for bond assets has been assumed, to reflect the greater returns anticipated over the long term from a mixture of UK and overseas equities.

Notes to the financial statements (continued)
for the year ended 31 December 2006

note

36 **Retirement benefit obligations (continued)**

The mortality assumption used at the year end is based on 92 series tables with an allowance for improvements in line with the medium cohort based on each member's year of birth.

For IAS 19 the schemes' liabilities have been calculated under the projected unit method and the main financial assumptions were inflation of 3.0% per annum (2005, 2.75%), salary increases of 4.0% per annum (2005, 3.75%) and a discount rate for liabilities of 5.1% per annum (2005, 4.75%).

Analysis of the defined benefit cost for the year ended 31 December:

	2006 £m	2005 £m
Current service cost	**1.9**	1.9
Past service cost	**–**	–
Gain on settlements or curtailments	**(0.4)**	(0.7)
Total charge to operating profit	**1.5**	1.2
Expected return on pension investments	**(4.9)**	(4.4)
Interest on pension liabilities	**4.4**	4.3
Total amount of expense relating to finance income	**(0.5)**	0.1
Total charge to income statement before deduction of tax	**1.0**	1.3

The charge in respect of defined contribution plans was £2.5m during 2006 (2005, £3.2m).

Changes in the present value of defined benefit pension obligations are analysed as follows:

	2006			2005		
	Total £m	**Funded plans £m**	**Un-funded plans £m**	Total £m	Funded plans £m	Un-funded plans £m
As at 1 January	**94.6**	**90.6**	**4.0**	79.4	76.5	2.9
Current service cost	**1.9**	**1.5**	**0.4**	1.9	1.5	0.4
Past service cost	**–**	**–**	**–**	–	–	–
Interest cost	**4.4**	**4.2**	**0.2**	4.4	4.2	0.2
Employee contributions	**0.2**	**0.2**	**–**	0.3	0.3	–
Actuarial gains and losses	**(3.0)**	**(3.2)**	**0.2**	12.4	11.9	0.5
Benefits paid	**(3.8)**	**(3.8)**	**–**	(2.5)	(2.5)	–
Settlement / curtailment gain	**(0.4)**	**–**	**(0.4)**	(1.8)	(1.8)	–
Foreign currency differences	**(0.7)**	**(0.7)**	**–**	0.5	0.5	–
As at 31 December	**93.2**	**88.8**	**4.4**	94.6	90.6	4.0

Changes in the fair value of the plan assets are analysed as follows:

	2006 £m	2005 £m
As at 1 January	**78.2**	64.6
Employer contributions	**3.2**	7.6
Employee contributions	**0.2**	0.3
Benefits paid	**(3.8)**	(2.5)
Expected return on assets	**4.9**	4.3
Asset gain	**1.2**	5.2
Settlement loss	**–**	(1.1)
Other	**–**	(0.7)
Foreign currency differences	**(0.7)**	0.5
As at 31 December	**83.2**	78.2

Employer contributions of £3.2m during the year include £2.1m of additional payments made over and above regular contributions.

note

36 Retirement benefit obligations (continued)

History of experience gains and losses:

	2006 £m	2005 £m	2004 £m	2003 £m
Fair value of plan assets	**83.2**	78.2	64.6	61.2
Present value of defined benefit obligation	**(93.2)**	(94.6)	(79.4)	(71.1)
Funded status	**(10.0)**	(16.4)	(14.8)	(9.9)
Disallowed assets	**(0.9)**	–	–	–
(Deficit) in the scheme	**(10.9)**	(16.4)	(14.8)	(9.9)
Experience adjustments arising on plan liabilities	**–**	1.9	–	(0.8)
Experience adjustments arising on plan assets	**1.2**	4.5	(0.1)	0.9

The cumulative amount of actuarial gains and losses recognised in the Group statement of recognised income and expense is a loss of £9.8m (2005, £14.0m) since 1 January 2004. The directors are unable to determine the amount of actuarial gains and losses that would have been recognised in the Group statement of recognised income and expense from the date of inception of the company schemes to 31 December 2003.

The Group estimates that the total value of contributions to defined benefit plans will be £3.4m in 2007, which is expected to include £2.1m of additional contributions to be paid over and above regular contributions.

Within Sweden, the Group operates a plan, included within a multiemployer plan, for its employees which is insured with Alecta. This scheme is a defined benefit plan, but Alecta is currently unable to provide sufficient information to report the Group's proportional share of the defined benefit commitments and the assets under management and expenses associated with the plan. Consequently, Alecta cannot provide the information regarding the Group's proportional share of the surplus or deficit in the plan. As a result the scheme is reported as if it were a defined contribution plan, although it is actually a defined benefit plan.

Principal subsidiaries

The following were the principal subsidiary undertakings at 31 December 2006. All subsidiary undertakings are wholly owned and operate principally in the country of incorporation or registration unless stated otherwise. The list excludes (under the provisions of section 231 of the Companies Act 1985) certain subsidiary undertakings which do not materially affect the accounts.

Name of company	Country of incorporation or registration	Nature of business
Laird Technologies		
AMC Centurion AB*	Sweden	Antennae and power products
AMC Centurion (Beijing) Co. Limited*	China	Antennae and power products
Antenex, Inc.*	USA	Antennae and power products
Cateron Technology Company Limited	Taiwan	EMI and thermal shielding
Centurion Electronics (Shanghai) Limited*	China	Antennae and power products
Centurion Wireless Technologies, Inc*	USA	Antennae and power products
Centurion Wireless Components (M) SDN. BHD*	Malaysia	Antennae and power products
Coolab AB*	Sweden	Thermal shielding
Laird Technologies Antennagyarto KFT*	Hungary	Antennae and power products
Laird Technologies GmbH.*	Germany	EMI and thermal shielding
Laird Technologies, Inc.*	USA	EMI and thermal shielding and holding company
Laird Technologies India Private Limited*	India	Antennae products
Laird Technologies Japan, Inc. *	Japan	EMI and thermal shielding
Laird Technologies Korea Y.H.*	Korea	EMI and thermal shielding
Laird Technologies Limited*	England	EMI and thermal shielding
Laird Technologies S.A.S. *	France	EMI and thermal shielding
Laird Technologies S. de R. L. de C. V.	Mexico	Antennae and power products
Laird Technologies (SEA) PTE Limited*	Singapore	EMI and thermal shielding
Laird Technologies (Shanghai) Limited*	China	EMI and thermal shielding
Laird Technologies (Shenzhen) Limited*	China	EMI and thermal shielding
Laird Technologies S.R.O.*	Czech Republic	EMI and thermal shielding
Laird Technologies Taiwan, Inc.	Taiwan	EMI and thermal shielding
Melcor Corporation*	USA	Thermal shielding
R&F Products, Inc. *	USA	EMI and thermal shielding
Receptec Corp.*	USA	Antennae products
Receptec GmbH*	Germany	Antennae products
Steward, Inc.*	USA	Signal integrity products
Tianjin Laird Technologies Limited*	China	EMI and thermal shielding
Thermagon, Inc*	USA	Thermal shielding
Laird Security Systems		
Amesbury Door Hardware, Inc*	USA	Window and door hardware
Amesbury Group, Inc.*	USA	Building seals and holding company
Amesbury Group – Plastics Profiles, Inc.*	USA	Window components
Balance Systems, Inc.*	USA	Window components
Balance UK Limited*	England	Window components
Bandlock Corporation*	Canada	Window components and door hardware
ERA Products Limited*	England	Security locks and hinges
EWS (Manufacturing) Limited*	England	Window components
Fastek Products, Inc*	USA	Window components
Intron Limited ("Homesafe")*	England	Composite doors
Laird Lifestyle Products Limited*	England	Conservatories and doors
Laird Security Hardware Limited*	England	Window components and door hardware
Laird Security Systems (Ningbo) Limited*	China	Window components and door hardware
Lindman Limited*	England	Composite doors
Linear Limited*	England	Building seals
LSSD UK Limited	England	Building products
Securidor Limited*	England	Composite doors
Ventrolla Limited*	England	Weather seal installation

* Held by a subsidiary undertaking

Five year summary

Trading results	2006 £m	2005 £m	2004 £m	2003 £m	2002 £m
Revenue					
– continuing operations	**608.3**	490.3	345.5	270.1	261.7
– discontinued operations	**–**	18.4	123.3	158.7	231.6
Total revenue	**608.3**	508.7	468.8	428.8	493.3
Operating profit					
– continuing operations	**83.2**	65.8	47.4	34.4	30.2
– discontinuing operations	**–**	(0.2)	4.5	7.0	4.1
	83.2	65.6	51.9	41.4	34.3
Exceptional items	**–**	(15.5)	–	(5.9)	(14.4)
Amortisation of acquired intangible assets	**(7.1)**	(4.4)	(1.2)	(10.6)	(10.6)
(Loss) / profit on disposal of business	**(2.1)**	(7.8)	3.6	–	(58.8)
Finance charges	**(9.9)**	(10.5)	(5.6)	(4.0)	(4.9)
Financial instruments – fair value adjustment	**0.2**	(1.1)	–	–	–
Profit before tax	**64.3**	26.3	48.7	20.9	(54.4)
Taxation	**(13.6)**	(6.1)	(11.5)	2.9	(5.8)
Profit / (loss) after tax	**50.7**	20.2	37.2	23.8	(60.2)
Underlying profit	**73.3**	55.1	46.4	37.4	29.4
Non-current assets	**519.9**	447.7	390.4	245.0	244.0
Other current assets	**237.8**	180.7	163.2	37.0	46.7
Net borrowings	**109.1**	148.1	118.6	60.1	66.6
Shareholders' equity	**408.7**	284.3	260.2	193.8	199.9
Basic earnings per share	**26.5p**	15.1p	25.5p	16.8p	(42.5)p
Basic underlying earnings per share	**31.7p**	27.3p	26.3p	21.6p	15.8p
Dividends per share	**10.3p**	9.56p	9.2p	8.6p	8.3p
Dividend cover	**2.5**	1.3	2.6	1.9	–

This information is prepared under IFRS for 2006, 2005 and 2004 and UK GAAP for 2003 and 2002 with presentational changes to the 2005 and 2004 information to align it with UK GAAP disclosure.

Shareholder information

Financial calendar

31 December 2006	Financial year end
19 March 2007	Announcement of results
11 May 2007	Annual General Meeting
25 May 2007	Record date for final dividend
22 June 2007	Payment of final dividend
September 2007	Announcement of half year results
November 2007	Normal record date for interim dividend
December 2007	Normal payment date for interim dividend
31 December 2007	Financial year end

Administrative enquiries

Administrative enquiries concerning shareholdings in The Laird Group PLC, such as the loss of a share certificate, dividend payments, or a change of address should be directed, in the first instance, to the Registrar whose address is:

Lloyds TSB Registrars
The Causeway,
Worthing, West Sussex BN99 6DA
Telephone 0870 600 3970
Telephone (overseas) +44 121 415 7047
www.shareview.co.uk

Correspondence should refer to The Laird Group Public Limited Company and state clearly the registered name and address of the shareholder. Please notify the Registrar promptly of any change of address.

Dividend bank mandates

Should you wish dividends to be paid directly into a bank or building society account and notification to be sent to your shareholder register address, please contact the Company's Registrar, Lloyds TSB Registrars, for a dividend mandate form.

Advisers

Stockbrokers
JPMorgan Cazenove Limited

Financial advisers
N M Rothschild & Sons Limited

Principal bankers
HSBC Bank plc
The Royal Bank of Scotland plc

Principal lawyers
Ashurst
Pinsent Masons
Proskauer Rose LLP

Analysis of shareholders as at 31 December 2006

Size of shareholding	Number of holders	% of total	Total holding	% of total
Up to 5,000 shares	3,420	85.0	3,355,500	1.7
5,001 to 50,000 shares	338	8.4	5,599,801	2.8
50,001 to 200,000 shares	126	3.1	14,294,802	7.2
Over 200,000 shares	140	3.5	174,924,742	88.3
Total	4,024	100.0	198,174,845	100.0

THE LAIRD GROUP PLC
PARENT COMPANY ACCOUNTS

Statement of directors' responsibilities
in relation to the accounts

The following statement, which should be read in conjunction with the report of the independent auditors set out on page 89, is made with a view to distinguishing for shareholders the respective responsibilities of the directors and of the auditors in relation to the accounts.

The directors are required by the Companies Act 1985 to prepare accounts for each financial year which give a true and fair view of the state of affairs of the Company as at the end of the financial year and of the profit or loss of the Company for the financial year.

The directors consider that in compiling the accounts on pages 90 to 100, which have been prepared on a going concern basis, the Company has used appropriate accounting policies, consistently applied and supported by reasonable and prudent judgements and estimates and that all accounting standards which they consider to be applicable have been followed.

The directors have responsibility for ensuring that the Company keeps accounting records which disclose with reasonable accuracy the financial position of the Company which enable them to ensure that the accounts comply with the Companies Act 1985.

The directors have general responsibility for taking such steps as are reasonably open to them to safeguard the assets of the Company and to prevent and detect fraud and other irregularities.

The directors, having prepared the accounts, note that the auditors are required by the Companies Act 1985 to take whatever steps and undertake whatever inspections they consider to be appropriate for the purpose of enabling them to give their audit report.

Independent auditors' report

to the members of The Laird Group PLC

We have audited the parent company financial statements of The Laird Group PLC for the year ended 31 December 2006 which comprise the Balance Sheet and the related notes 1 to 16. These parent company financial statements have been prepared under the accounting policies set out therein. We have also audited the information in the Directors' remuneration report that is described as having been audited.

We have reported separately on the Group financial statements of The Laird Group PLC for the year ended 31 December 2006.

This report is made solely to the Company's members, as a body, in accordance with Section 235 of the Companies Act 1985. Our audit work has been undertaken so that we might state to the Company's members those matters we are required to state to them in an auditors' report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company and the Company's members as a body, for our audit work, for this report, or for the opinions we have formed.

Respective responsibilities of directors and auditors

The directors' responsibilities for preparing the Annual Report, the Directors' remuneration report and the parent company financial statements in accordance with applicable United Kingdom law and Accounting Standards (United Kingdom Generally Accepted Accounting Practice) are set out in the Statement of directors' responsibilities.

Our responsibility is to audit the parent company financial statements and the part of the Directors' remuneration report to be audited in accordance with relevant legal and regulatory requirements and International Standards on Auditing (UK and Ireland).

We report to you our opinion as to whether the parent company financial statements give a true and fair view and whether the parent company financial statements and the part of the Directors' remuneration report to be audited have been properly prepared in accordance with the Companies Act 1985. We also report to you whether in our opinion the information given in the parent company Directors' report is consistent with the financial statements. The information given in the Director's report includes the specific information that is cross referenced from the Business Review section of the Directors' report.

In addition we report to you if, in our opinion, the Company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors' remuneration and other transactions is not disclosed.

We read other information contained in the Annual Report and consider whether it is consistent with the audited parent company financial statements. The other information comprises only the unaudited part of the Directors' remuneration report, the Chairman's statement, the Chief Executive's report and review, the Finance Director's report and the Corporate governance report. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the parent company financial statements. Our responsibilities do not extend to any other information.

Basis of audit opinion

We conducted our audit in accordance with International Standards on Auditing (UK and Ireland) issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the parent company financial statements and the part of the Directors' remuneration report to be audited. It also includes an assessment of the significant estimates and judgments made by the directors in the preparation of the parent company financial statements, and of whether the accounting policies are appropriate to the Company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the parent company financial statements and the part of the Directors' remuneration report to be audited are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the parent company financial statements and the part of the Directors' remuneration report to be audited.

Opinion

In our opinion:

- the parent company financial statements give a true and fair view, in accordance with United Kingdom Generally Accepted Accounting Practice, of the state of the Company's affairs as at 31 December 2006;
- the parent company financial statements and the part of the Directors' remuneration report to be audited have been properly prepared in accordance with the Companies Act 1985; and
- the information given in the Directors' report is consistent with the parent company financial statements.

Ernst & Young LLP
Registered auditor
London
16 March 2007

Notes :

1. The maintenance and integrity of The Laird Group PLC web site is the responsibility of the directors; the work carried out by the auditors does not involve consideration of these matters and, accordingly, the auditors accept no responsibility for any changes that may have occurred to the financial statements since they were initially presented on the web site.
2. Legislation in the United Kingdom governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

Parent company balance sheet
as at 31 December

	Note	2006 £m	2005 £m
Fixed assets			
Tangible assets	2	**0.3**	0.2
Investments	3	**417.6**	420.2
Other non-current asset derivatives		**17.0**	15.6
Other non-current assets	4	**204.8**	193.0
Deferred tax asset		**1.1**	–
		640.8	629.0
Current assets			
Trade and other receivables	5	**121.8**	57.9
Cash at bank		**3.5**	-
		125.3	57.9
Creditors: amounts falling due within one year			
Borrowings	6	**(0.2)**	(5.1)
Derivative financial instruments		**(12.8)**	(1.4)
Other	8	**(5.4)**	(4.2)
		(18.4)	(10.7)
Net current assets		**106.9**	47.2
Total assets less current liabilities		**747.7**	676.2
Creditors: amounts falling due after more than one year			
Borrowings	6	**(115.2)**	(136.2)
Other	8	**(210.5)**	(237.3)
Provisions for liabilities and charges	10	**-**	(2.9)
Pension liability	11	**(9.5)**	(14.8)
		412.5	285.0
Capital and reserves			
Ordinary share capital	12	**49.5**	40.0
Share premium account	13	**266.0**	155.5
Special reserve	13	**55.5**	55.5
Retained earnings	13	**44.2**	36.7
Treasury shares	13	**(2.7)**	(2.7)
Equity shareholders' funds		**412.5**	285.0

The accounts were approved by the Board of Directors on 16 March 2007 and were signed on its behalf by:

P J HILL
J C SILVER
Directors

Notes to the financial statements of parent company
for the year ended 31 December 2006

Financial statements of parent company

1. Accounting policies

Basis of preparation
The accounts of The Laird Group PLC have been prepared under the historical cost convention in accordance with UK accounting principles (including applicable accounting standards). The financial statements present information about the Company as an individual undertaking and not about the Group.

Profit and loss
As permitted by the exemption in Section 230 of the Companies Act 1985 the Company has not presented its own profit and loss account.

Depreciation
Depreciation is calculated to write off the cost or valuation of fixed assets evenly over their expected useful lives, principally as follows:

Computer equipment	5 years or less
Motor vehicles	4 years
Other plant and machinery	13 years or less

A proportion of one year's depreciation is charged in the year the asset comes into service or is sold.

Pensions
The service cost of providing retirement benefits to employees during the year is charged to the operating profit or loss in the year. The full cost of providing amendments to benefits in respect of past service and gains and losses arising on unanticipated settlements or curtailments are also charged to the operating profit or loss in the year. The expected return on the assets of the schemes during the year based on the market value of scheme assets at the start of the year and the expected increase in liabilities of the schemes are included within other finance (charges)/income. Differences between actual and expected returns on assets during the year are recognised in the statement of recognised gains and losses in the year together with differences from changes in assumptions. The deficit on defined benefit pension schemes, net of deferred tax, is reported on the balance sheet as the pension liability. The accounts include pension schemes where the parent company is the principle employer.

The Company has adopted the amendment to FRS 17 "Retirement Benefits" that permits companies to replace the existing disclosure requirements of FRS 17 with those of IAS 19 "Employee Benefits".

Deferred taxation
Deferred tax is recognised in respect of all timing differences that have originated but which have not reversed at the balance sheet date where transactions or events have occurred at that date that will result in an obligation to pay more or a right to pay less or to receive more, tax subject to the following:

(a) Deferred tax is not recognised on the revaluation of non-monetary assets such as property unless a binding sale agreement exists at the balance sheet date. Where rollover relief is available on an asset then deferred tax is not recognised.

(b) Deferred tax is not recognised on unremitted earnings of subsidiaries unless dividends have been accrued as receivable or there is a binding agreement to distribute past earnings at the balance sheet date.

(c) Deferred tax assets are recognised to the extent that they are regarded as recoverable. Assets are regarded as recoverable when it is regarded as more likely than not there will be suitable taxable profits from which the future reversal of the underlying timing differences can be deducted.

Foreign currency transactions
Foreign currency transactions are recorded at the exchange rate ruling on the date of transaction. Foreign currency assets and liabilities are translated at the rates of exchange ruling at the balance sheet date.

Financial assets
Debtors are recognised and carried at the lower of their original invoiced value and recoverable amount. Where the time value of money is material, debtors are carried at amortised cost. Provision is made when there is objective evidence that the Company will not be able to recover balances in full. Balances are written off when the probability of recovery is assessed as being remote. The Company assesses at each balance sheet date whether a financial asset or group of financial assets is impaired. Gains and losses are recognised in income when the loans and receivables are derecognised or impaired.

Trade and other receivables are measured at amortised cost less any provision for impairment. Trade and other receivables are discounted when the time value of money is considered material.

Financial liabilities
All financial liabilities are initially recognised at fair value, inclusive of any transaction costs. Measurement after initial recognition is at amortised cost, with the changes in the carrying amount being taken through the profit and loss account.

Notes to the financial statements of parent company (continued)
for the year ended 31 December 2006

1. **Accounting policies (continued)**

Interest bearing loans and borrowings
All loans and borrowings are initially recognised at fair value less directly attributable transaction costs. After initial recognition, interest-bearing loans and borrowings are subsequently measured at amortised cost using the effective interest method. Gains and losses arising on the repurchase, settlement or otherwise cancellation of liabilities are recognised respectively in finance income and finance expense.

Derivative financial instruments
The Company uses derivative financial instruments such as currency swap contracts and interest rate swaps to hedge its risks associated with foreign currency and interest rate fluctuations. From 1 January 2005, such derivative financial instruments are initially recognised at fair value on the date on which a derivative contract is entered into and are subsequently remeasured at fair value. Derivatives are carried as assets when the fair value is positive and as liabilities when the fair value is negative.

The fair value of forward currency contracts is calculated by reference to current forward exchange rates for contracts with similar maturity profiles. The fair value of interest rate swap contracts is determined by reference to market values for similar instruments.

Any gains or losses arising from changes in the fair value of derivatives that do not qualify for hedge accounting are taken in the profit and loss account.

Share based payments
In accordance with the transitional provisions of FRS 20, the expense recognised in the Company profit and loss account relates to equity settled grants made after 7 November 2002 that had not vested on 1 January 2005.

The fair value of Long Term Incentive Plan (LTIP) shares awarded is estimated at the date of award, using a Monte Carlo simulation technique, taking into account the terms and conditions upon which the LTIP shares were awarded including market based performance conditions. The fair value of share options granted is estimated at the date of grant using a binomial lattice method of calculation, taking into account the terms and conditions upon which share options were granted. Non-market company performance conditions are not taken into account when estimating the fair value.

For grants that ultimately do not vest charges previously made are reversed except that an expense is recognised for awards where vesting is conditional upon a market condition and these are treated as vesting irrespective of whether or not the market condition is satisfied, provided all the other performance conditions are satisfied.

At each balance sheet date before vesting, the cumulative expense is calculated, representing the extent to which the vesting period has expired and management's best estimate of the achievement or otherwise of non-market conditions, the number of equity instruments that will ultimately vest or in the case of an instrument subject to a market condition, be treated as vesting as described above.

The movement in cumulative expense since the previous balance sheet date is recognised in the profit and loss account, with a corresponding entry in equity.

Where the terms for an equity settled award are modified, as a minimum, an expense is recognised as if the terms had not been modified. In addition, an expense is recognised for any modification, which increases the total fair value of the share based payment, or is otherwise beneficial to the employee as measured at the date of modification.

In circumstances where the equity settled grant is cancelled or settled, it is treated as if it had vested on the date of cancellation or settlement, and any expense not yet recognised for the grant is recognised immediately.

2. **Tangible assets**

The fixed assets of the Company were acquired at a cost of £0.7m (2005, £0.7m) and have accumulated depreciation of £0.4m (2005, £0.5m) charged against them. There were additions of £0.2m and net disposals of £nil during the year and depreciation in the year was £0.1m.

3. **Investments in subsidiaries**

	2006 £m	2005 £m
Shares in subsidiaries at cost	**464.1**	464.1
Less provisions for diminution in value	**(46.5)**	(43.9)
	417.6	420.2

Principal subsidiary undertakings at 31 December 2006 are disclosed in the The Laird Group PLC consolidated financial statements on page 84.

3. Investments in subsidiaries (continued)

The movement in the cost of shares in subsidiaries during the year was as follows:

	2006 £m	2005 £m
At 1 January	**420.2**	410.7
Additions	**–**	109.8
Disposals	**–**	(97.7)
Provision for diminution in value	**(2.6)**	(2.6)
At 31 December	**417.6**	420.2

4. Other non-current assets

	2006 £m	2005 £m
Amounts owed by subsidiary undertakings	**204.8**	193.0
	204.8	193.0

5. Debtors

	2006 £m	2005 £m
Trade debtors	**–**	–
Amounts owed by subsidiary undertakings	**116.9**	54.2
Prepayments and accrued income	**1.0**	1.8
Taxation	**3.9**	1.9
	121.8	57.9

6. Borrowings

	2006 £m	2005 £m
Due within one year:		
Short term borrowings	**–**	–
Bank overdrafts	**0.2**	5.1
	0.2	5.1
Due after more than one year:		
US Private Placement loans 2014/2016	**71.0**	81.1
Other term loans	**44.2**	55.1
	115.2	136.2
Total borrowings	**115.4**	141.3
Borrowings are repayable as follows:		
Within one year		
Bank overdraft	**0.2**	5.1
Between two and five years		
Bank overdraft	**44.2**	55.1
In five years or more		
Other	**71.0**	81.1
Total borrowings	**115.4**	141.3

Notes

(a) Company borrowings are unsecured.

(b) Bank overdrafts are stated after applying bank account offset agreements.

(c) US Private Placement loans, arising from private placements of debt with US insurance companies, comprise Senior Notes of $140m repayable between 2014 and 2016 at an average fixed rate of interest of 5.64%.

(d) The Company had committed bilateral bank loan facilities of £195m which were underwritten for in excess of four years.

Notes to the financial statements of parent company (continued)
for the year ended 31 December 2006

7. **Financial instruments**

For 2006, the Company has taken advantage of the exemption under FRS 25 "Financial Instruments: Disclosure and Presentation" for parent Company accounts.

8. **Other creditors**

	2006 £m	2005 £m
Due within one year:		
Social security costs	**0.2**	0.2
Dividend payable	**–**	–
Other creditors	**1.2**	1.6
Accruals and deferred income	**4.0**	2.4
	5.4	4.2
Due after more than one year:		
Amounts owed to subsidiary undertakings	**209.4**	236.2
Taxation	**1.1**	1.1
	210.5	237.3

9. **Deferred taxation**

The main components of deferred tax included within non current assets are as follows:

	2006 £m
Deferred tax on pension liabilities	**–**
Chargeable gains	**0.7**
Other timing differences	**(1.8)**
	(1.1)

Movements during the year were:

	£m
At 1 January 2006	1.3
Provided in the year	(1.1)
Released in the year	(1.3)
At 31 December 2006	(1.1)

10. **Provisions for liabilities and charges**

	Deferred tax £m	Other £m	Total £m
At 1 January 2006	1.3	1.6	2.9
Provided	(1.1)	–	(1.1)
Released	(1.3)	(1.6)	(2.9)
Transferred to non current assets	1.1	–	1.1
At 31 December 2006	–	–	–

11. Pension schemes

The Company operates three defined benefit schemes.

Approximately 60 (2005, 60) employees are members of these defined benefit schemes and these schemes have approximately 1,600 (2005, 1,600) deferred and current pensioners. The employer contributions made to these schemes during the year was £3.0m (2005, £5.9m).

The total assessed value of the schemes' assets at 31 December 2006 at their market value is estimated at £72.0m (2005, £66.8m) and the liabilities estimated at £81.5m (2005, £81.6m). The resultant aggregate net pension liability under IAS 19 is £9.5m (2005, £14.8m). Since last year equity markets have risen and coupled with the increase in corporate bond yields which has reduced the value of discounted liabilities, this has resulted in a reduced net pension liability.

The market value of the schemes' assets, the present value of the schemes' liabilities and the net pension liability under FRS 17 at 31 December were as follows:

	2006 £m	2005 £m
Annuities	**10.3**	10.2
Equities	**41.0**	36.5
Gilts and bonds	**20.7**	14.6
Other including cash	**–**	5.5
Total market value of assets	**72.0**	66.8
Present value of scheme liabilities	**(81.5)**	(81.6)
Deficit in the schemes	**(9.5)**	(14.8)

There are minor variations in the assumptions used by the different actuaries employed to value the separate schemes. The expected long term rates of return on gilts and bonds are estimated at 4.8% per annum (2005, 4.4%) and those for equities at 7.8% per annum (2005, 8.0%). The returns on the annuities match the relevant liabilities.

Asset return assumptions have been derived by considering best estimates for the expected long term real rates of return from the main asset classes. For gilts and corporate bonds, a return in line with the returns available in the markets for these assets has been assumed. For equities, a higher rate of return than for bond assets has been assumed, to reflect the greater returns anticipated over the long term from a mixture of UK and overseas equities.

The mortality assumption used at the year end is based on 92 series tables with an allowance for improvements in line with the medium cohort based on each member's year of birth.

For IAS 19 the schemes' liabilities have been calculated under the projected unit method and the main financial assumptions were inflation of 3.0% per annum (2005, 2.75%), salary increases of 4.0% per annum (2005, 3.75%) and a discount rate for liabilities of 5.1% per annum (2005, 4.75%).

Analysis of the defined benefit cost for the year ended 31 December:

	2006 £m	2005 £m
Current service cost	**1.8**	0.9
Past service cost	**–**	–
Gain on settlements or curtailments	**(0.4)**	–
Total charge to operating profit	**1.4**	0.9
Expected return on pension investments	**(4.3)**	(0.9)
Interest on pension liabilities	**3.8**	1.2
Total amount of expense relating to finance income	**(0.5)**	0.3
Total charge to income statement before deduction of tax	**0.9**	1.2

Notes to the financial statements of parent company (continued)
for the year ended 31 December 2006

11. Pension schemes (continued)

Changes in the present value of defined benefit pension obligations are analysed as follows:

	2006 £m	2005 £m
As at 1 January	**81.6**	20.3
Current service cost	**1.8**	0.9
Past service cost	**–**	–
Interest cost	**3.8**	1.2
Employee contributions	**0.2**	0.1
Actuarial gains and losses	**(2.3)**	3.6
Benefits paid	**(3.2)**	(0.8)
Settlement/curtailment gain	**(0.4)**	–
Foreign currency differences	**–**	–
Acquisition	**–**	56.3
As at 31 December	**81.5**	81.6

The defined benefit obligation comprises £4.4m (2005, £4.0m) arising from an unfunded plan, and £77.1m (2005, £77.6m) from plans that are wholly or partly funded.

Changes in the fair value of the plan assets are analysed as follows:

	2006 £m	2005 £m
As at 1 January	**66.8**	14.8
Employer contributions	**3.0**	2.0
Employee contributions	**0.2**	0.1
Benefits paid	**(3.2)**	(0.8)
Expected return on assets	**4.3**	0.9
Asset gain/(loss)	**0.9**	1.9
Settlement gain/(loss)	**–**	–
Acquisition	**–**	47.9
Foreign currency differences	**–**	–
As at 31 December	**72.0**	66.8

Employer contributions of £3.0m during the year include £2.1m of additional payments made over and above regular contributions.

The acquisition relates to the merger of the Cego Pension Plan with The Laird Group 1977 Benefits Plan.

History of experience gains and losses:

	2006 £m	2005 £m	2004 £m	2003 £m
Fair value of plan assets	**72.0**	66.8	14.8	14.9
Present value of defined benefit obligation	**(81.5)**	(81.6)	(20.6)	(18.1)
(Deficit) in the scheme	**(9.5)**	(14.8)	(5.8)	(3.2)
Experience adjustments arising on plan liabilities	**–**	0.5	0.5	0.3
Experience adjustments arising on plan assets	**0.9**	1.9	(0.8)	(1.7)

The cumulative amount of actuarial gains and losses recognised in the statement of recognised income and expense is a gain of £1.4m (2005, £2.1m). The directors are unable to determine the amount of actuarial gains and losses that would have been recognised in the Group statement of recognised income and expense from the date of inception of the company schemes to 31 December 2003.

The estimated total value of contributions to defined benefit plans will be £3.2m in 2007, which is expected to include £2.1m of additional contributions to be paid over and above regular contributions.

12. Authorised and issued share capital

Authorised	2006 £m	2005 £m
280,000,000 (2005, 240,000,000) ordinary shares of 25p each	**70.0**	60.0

Issued and fully paid	2006 Shares	2006 £m	2005 Shares	2005 £m
Ordinary shares of 25p each				
At 1 January	**159,780,676**	**40.0**	157,927,259	39.5
Issued	**38,394,169**	**9.5**	1,853,417	0.5
At 31 December	**198,174,845**	**49.5**	159,780,676	40.0

During the year the issued share capital was increased by the issue of 38,394,169 ordinary shares with a nominal value of £9,598,542 for a consideration of £124,820,944. On 15 March 2006 the Company announced a 4 for 17 Rights Issue at 325 pence per new share. The Rights Issue raised £122.2m and Issue expenses were £4.8m. On 2 June 2006 323,667 ordinary shares were issued as part deferred consideration for the acquisition of Centurion Wireless Technologies, Inc. with a value of £1,484,013. 132,564 ordinary shares were issued under the Company's 1994 executive share option scheme for a consideration of £432,981 and 335,426 ordinary shares were issued under the Company's 2003 executive share option scheme for a consideration of £691,095. 198,174,845 ordinary shares of 25p each were in issue at the year end (2005, 159,780,676).

13. Shareholders' funds

	Share capital £m	Share premium £m	Special reserve £m	Profit and loss account £m	Investment in own shares £m	Total £m
At 1 January 2005	39.5	152.2	55.5	68.1	(2.9)	312.4
Total recognised gains and losses	–	–	–	(18.1)	–	(18.1)
Exercise of share options	0.5	3.0	–	–	–	3.5
Issue of shares on acquisition of businesses	–	0.3	–	–	–	0.3
Share based payments	–	–	–	1.6	–	1.6
Investment in own shares	–	–	–		0.2	0.2
Dividends paid	–	–	–	(14.9)	–	(14.9)
At 1 January 2006	40.0	155.5	55.5	36.7	(2.7)	285.0
Total recognised gains and losses	–	–	–	26.0	–	26.0
Issue of shares – Rights Issue	9.4	108.2	–	–	–	117.6
Exercise of share options	0.1	0.9	–	–	–	1.0
Issue of shares on acquisition of businesses	–	1.4	–	–	–	1.4
Share based payments	–	–	–	1.6	–	1.6
Purchase of Treasury shares	–	–	–	–	(0.7)	(0.7)
Grant of LTIPs	–	–	–	(0.7)	0.7	–
Dividends paid	–	–	–	(19.4)	–	(19.4)
At 31 December 2006	49.5	266.0	55.5	44.2	(2.7)	412.5

The investment in own shares are those held by the Company ESOP Trust as described on page 37 of the Directors' remuneration report. At 31 December 2006 the Trust held 996,118 shares (2005, 1,015,000 shares) of which 255,583 relate to the Long Term Incentive Plan. The shares held by the Trust had a total market value at that date of £4.1m (2005, £4.3m).

A profit after taxation of £22.8m (2005, loss of £7.1m) has been credited to the profit and loss account brought forward of the Company after crediting exchange gains of £5.9m (2005, losses of £6.2m) and crediting dividends from subsidiary undertakings of £40.2m (2005, £1.8m). Movements on equity not recognised in the profit and loss account were £3.1m. The special reserve of £55.5m was created by a transfer from the share premium account under High Court Sanction in December 1989. No profit and loss account is presented for the Company as permitted by section 230 of the Companies Act 1985.

Notes to the financial statements of parent company (continued)

for the year ended 31 December 2006

14. Contingent liabilities

At 31 December 2006 the Company had contingent liabilities as follows:

(a) guarantees in respect of US Private Placement loans of £25.5m (2005, £32.3m); and

(b) guarantees relating to the performance of contracts of subsidiary undertakings.

There are legal claims against the Company but none where the Board takes the view that it is likely that damages will be awarded against the Group which would have a materially adverse effect on its financial position.

15. Share based payments

The Directors' remuneration report on pages 34 and 35, sets out the general terms and conditions including vesting requirements for all share based payment schemes; the Long Term Incentive Plan (LTIP), the 1994 Share Option Scheme and the 2003 Executive Share Option Schemes.

All share based payments are equity settled. An expense of £1.6m was recognised in the year (2005, £1.6m) before employer's national insurance and was based on the fair value of the LTIPs shares awarded and the share options granted.

The schemes were amended to take account of the Rights Issue in 2006. The number of shares outstanding at the date of the Rights Issue were increased by a factor of 1.0605 and the exercise price of any options was adjusted by a factor of 0.9429. These factors were calculated using 464p, being the closing price on the date of 16 March 2006. Any historic figures in the tables that follow have been adjusted where necessary by these factors.

The following table shows the number of LTIP awards, in issue at the beginning of the year, and those granted during the year.

	2006 Number	2005 Number
Granted in 2003	**513,289**	513,289
Granted in 2004	**455,703**	455,703
Granted in 2005	**533,441**	–
Outstanding as at 1 January	**1,502,433**	968,992
Granted during the year	**602,900**	533,441
Lapsed during the year	**(608,105)**	–
Vested and exercised during the year	**(257,706)**	–
Outstanding as at 31 December	**1,239,522**	1,502,433

Of the 1,239,522 shares outstanding at 31 December 2006, 255,583 had vested but had not been exercised.

15. **Share based payments (continued)**

The following table shows the number and weighted average exercise price (WAEP) of, and movements in share options issued under the 1994 Share Option Scheme.

	2006 Number	2006 WAEP (p)	2005 Number	2005 WAEP (p)
Outstanding as at 1 January				
Option prices 132-236p	**290,443**	**158**	1,514,943	163
Option prices 237-330p	**196,193**	**291**	568,193	243
Option prices 331-431p	**241,796**	**399**	324,796	394
	728,432	**274**	2,407,932	213
Exercised				
Option prices 132-236p	**–**	**–**	(1,224,500)	164
Option prices 237-330p	**(74,235)**	**289**	(372,000)	275
Option prices 331-431p	**(58,329)**	**375**	–	–
Expired	**(26,513)**	**431**	(83,000)	380
Forfeited	**(42,420)**	**402**	–	–
	526,935	**243**	728,432	274
Outstanding as at 31 December				
Option prices 132-236p	**290,443**	**159**	290,443	158
Option prices 237-330p	**121,958**	**293**	196,193	291
Option prices 331-431p	**114,534**	**403**	241,796	399
	526,935	**243**	728,432	274
Exercisable at 31 December	**526,935**	**243**	728,432	274

As at 1 January, options over 236,357 shares (2005, 236,257 shares) and at 31 December options over 236,357 shares (2005, 236,357 shares) were issued and a charge recognised in accordance with FRS 20 and resulted in a charge against profits. The balance of the share options were granted prior to 7 November 2002 and do not result in a charge against profits in accordance with the transitional arrangements of FRS 20. The weighted average share price at the date of exercise for the options exercised was 383p (2005, 353p). For the share options outstanding at 31 December 2006, the weighted average remaining contractual life is 4.0 years (2005, 4.3 years).

The following table shows the number and weighted average exercise price (WAEP) of, and movements in share options issued under the 2003 Executive Share Option Plan.

	2006 Number	2006 WAEP (p)	2005 Number	2005 WAEP (p)
Outstanding as at 1 January				
Option prices 132-236p	**962,213**	**195**	1,072,213	196
Option prices 237-323p	**1,994,497**	**298**	1,005,536	272
Option prices 324-458p	**–**	**–**	–	–
	2,956,710	**265**	2,077,749	233
Issued	**398,000**	**458**	1,088,961	324
Exercised				
Option prices 132-236p	**(285,611)**	**195**	(110,000)	207
Option prices 237-323p	**(49,815)**	**269**	(74,500)	296
Option prices 324-458p	**–**	**–**	–	–
Forfeited	**(284,799)**	**332**	(25,500)	343
	2,734,485	**293**	2,956,710	265
Outstanding as at 31 December				
Option prices 132-236p	**676,602**	**195**	962,213	195
Option prices 237-323p	**1,723,883**	**299**	1,994,497	298
Option prices 324-458p	**334,000**	**458**	–	–
	2,734,485	**293**	2,956,710	265
Exercisable at 31 December	**676,602**	**195**	20,000	239

Notes to the financial statements of parent company (continued)
for the year ended 31 December 2006

15. Share based payments (continued)

All options in the table above were recognised in accordance with FRS 20 as noted above. The weighted average share price at the date of exercise for the options exercised was 380p (2005, 345p). For the share options outstanding at 31 December 2006, the weighted average remaining contractual life is 7.6 years (2005, 8.3 years). 149,532 options (2005, 202,532) in the price range 132p to 236p, 504,282 options (2005, 596,653) in the price range 237p to 323p and 334,000 options (2005, nil) in the price range 324p to 458p are subject to the higher performance targets set out in the table on page 35 of the Directors' remuneration report.

The fair value of LTIP shares awarded is estimated as at the date of award, using a Monte Carlo simulation technique, taking into account the terms and conditions upon which the LTIP's shares were awarded including the market based performance conditions set out in the Directors' remuneration report.

The fair value of share options granted is estimated as at the date of grant using a binomial lattice method of calculation, taking into account the terms and conditions upon which share options were granted. The non-market company performance conditions set out in the Directors' remuneration report are not taken into account when estimating the fair value.

The weighted average fair value of LTIP awards during the year was 317p (2005, 184p) and of share options granted during the year was 119p (2005, 102p).

The following table lists the inputs to the valuation models for the years ended 31 December 2005 and 31 December 2006.

	LTIP 2006	LTIP 2005	**ESOP 2006**	ESOP 2005
Dividend Yield (%)	**2.75**	3.25	**2.75**	3.25
Expected Share Price volatility (%)	**25**	35	**25**	35
Expected comparator volatility (%)	**30**	40	**n/a**	n/a
Risk-free interest rate (%)	**n/a**	n/a	**4.7**	4.8
Expected life of LTIP/option (years)	**3.0**	3.0	**7.0**	7.5
Weighted average share price (p)	**460.3**	342.5	**460.3**	342.5

The expected life of the share based payments is based on historical data and is not necessarily indicative of exercise patterns that may occur.

The expected volatility of the LTIP shares is based on historical volatility; average of monthly activity over the last three years. Expected volatility reflects the assumptions that the historical volatility is indicative of future trends, which may not necessarily prove to be the actual outcome. Dividends are not payable on the LTIP shares prior to vesting and this is taken into account in calculating the fair value.

For the share option schemes, no allowance is considered necessary for leavers pre-vesting.

16. Auditors' remuneration

The Company paid £25,000 (2005, £25,000) to its auditors in respect of the audit of the financial statements of the Company.

Fees paid to Ernst & Young LLP and its associates for non-audit services to the Company itself are not disclosed in the individual accounts of The Laird Group PLC because group financial statements are prepared which are required to disclose such fees on a consolidated basis.

	Definition
Revenue from acquisitions (£m)	Prior year revenue from acquisitions made in the current year and prior year revenue for the period not in Laird ownership for acquisitions made in the prior year
Organic revenue growth (%)	Current year continuing revenue divided by prior year continuing revenue. Prior year continuing revenue is adjusted by adding in revenue from acquisitions (as per above), to provide a meaningful comparison year on year
LT expenditure on R&D as a % of sales	Laird Technologies expenditure on research and development as a % of Laird Technologies revenue
Return on capital employed (%)	Underlying profit before interest and tax expressed as a % of the average capital employed for the Group over the year
Greenhouse gas emissions (kg/ £ million of revenue)	Greenhouse gas emissions are calculated by applying specific factors to power consumption, which is then expressed as a % of revenue
Waste to landfill sites (kg/ £ million of revenue)	Total waste to land fill sites expressed as a % of revenue
Underlying earnings	Underlying profit before tax less the underlying tax charge
Underlying EPS (pence)	Underlying earnings divided by the weighted average number of shares outstanding during the year
Underlying profit before tax (£m)	Profit before tax excluding the effect of exceptional items, amortisation of acquired intangible assets, deferred tax on acquired intangible assets and goodwill, the gain or loss on disposal of businesses and the impact arising from the fair valuing of financial instruments
Underlying profit before interest and tax (£m)	The net interest charge excluding the impact arising from the fair valuing of financial instruments per the income statement is added back to underlying profit before tax
Underlying operating profit margin (%)	Underlying profit before interest and tax is expressed as a % of total revenue
Underlying tax charge	The tax charge per the income statement is adjusted to exclude the effect of discontinued operations, exceptional items and deferred tax on acquired goodwill and intangible assets.
Effective tax rate (%)	The underlying tax charge expressed as a % of underlying profit before tax
Group interest cover	The ratio of underlying profit before interest and tax to the annual interest charge within the income statement
Operating cash conversion (%)	Operating cash flow expressed as a % of underlying profit before tax plus the interest charge per the income statement
Net debt: EBITDA	The ratio of Group net debt to underlying earnings before interest, tax, depreciation and amortisation

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